FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03004677

For December, 2002

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Sustainable success is our number one priority.

SIEMENS

Annual Report 2002

BUSINESS EXCELLENCE

For 155 years, the Siemens name has been synonymous with cutting-edge technologies and continuous growth in profitability. With our wide array of products, systems and services, we are world leaders in information and communications, automation and control, power, medical solutions, transportation and lighting. Sustainable success is our number one priority. Our activities focus on meeting the needs of our customers and creating value for our shareholders and employees. Our innovations – generated in our own laboratories and in cooperation with customers, business partners and universities – are our greatest strength. Siemens' GLOBAL NETWORK OF INNOVATION is developing new products and services for a world that – while limited in resources – is boundless in possibilities.

GLOBAL PRESENCE

* with separate table of contents

** see fold-out inside back cover

FINANCIAL HIGHLIGHTS

(in millions of euros)	2002[1]	2001[1]	2000[1]
New orders	**86,214**	92,528	83,426
Net sales	**84,016**	87,000	77,484
Net income	**2,597**	2,088	8,860
Net cash provided by operating activities	**5,564**	7,016	6,154
Net cash used in investing activities	**(810)**	(5,886)	(435)
Research and development expenses	**5,819**	6,782	5,848
Shareholders' equity (September 30)	**23,521**	23,812	28,480
Employees (September 30, in thousands)	**426**	484	448

[1] Fiscal year (October 1 – September 30)

Business excellence



At Siemens, we view innovation as the key to entrepreneurial success. That's why rigorous innovation management is a top priority for us. Every year, we invest approximately €5.8 billion in research and development. We generate more than 30 inventions a day and – in close cooperation with our customers – transform them into *new products, systems and solutions.*

To sustain this level of achievement, *we're continually optimizing our business processes.* That's where our *top*+ Business Excellence Program comes in. Benchmarking, asset management, quality management and professional project management are the Program's key tools.

To ensure that our businesses are world market leaders, we reevaluate our portfolio at regular intervals. The breadth of our portfolio will continue to safeguard the Company's stability in the future.

You can't be a star performer without world-class employees. At Siemens, we invest roughly €500 million each year in *expanding the competencies of our workforce* – to the benefit of our customers and our shareholders.







Global presence





We provide innovative products and services in 190 countries around the world. More than 400,000 Siemens employees – two-thirds of them outside Germany – are linked in a global knowledge network. These individuals cooperate in an atmosphere of openness, tolerance and mutual respect, exchanging know-how and sharing experience to the benefit of our customers around the globe. In many countries we've been active for more than a century, maintaining development labs, production facilities and engineering offices. Purchasing goods and services locally, we're an integral part of those countries' economies. Nearly one-fifth of our employees work in emerging countries where their efforts are helping improve local infrastructures. The diversity of our workforce is an advantage for our customers as well as for ourselves.





We have a reputation for conservative accounting practices and sound financial management. This approach – combined with our highly transparent financial reporting – has enabled us to earn and maintain the trust of the financial markets, our business partners and the general public. We at Siemens are fully committed to implementing the highest standards of corporate governance.







Our aim is to be a good corporate citizen – an enterprise whose actions are guided by a keen awareness of corporate responsibility and environmental considerations. We play an active role in the social and cultural arenas, supporting initiatives and organizations that share our values.

We contribute to the development of emerging countries by training young people at all our major locations worldwide. Technology transfer is a part of our rich tradition of good corporate citizenship.







Dear [illegible]





We are living in a time of extraordinary uncertainty. Confidence in the capabilities and integrity of once-respected institutions has crumbled. Restoring trust is now at the top of the agenda. We at Siemens feel that recent events have validated our traditional approach. Refusing to be drawn into the excesses of the New Economy, we have kept an unwavering focus on substance. And we have remained true to our principles of conservative accounting and sound financial management. These principles aim to provide the greatest transparency possible and to ensure our long-term business success.

We welcome the current discussion in the media and in public policy arenas on strenghtening corporate management and oversight systems. Corporate governance is a vital concern for us. We have given careful consideration to the recommendations of the German Corporate Governance Code and the corresponding regulations in the U.S. and Europe. Siemens' corporate governance system is described in detail on pages 32 to 37 of this Report.

Despite dramatic structural crises in key sectors and a difficult and unstable macroeconomic environment, Siemens' overall results in fiscal 2002 were generally satisfactory. Net income totaled €2.6 billion. EBIT from operations amounted to €2.5 billion. And – what is particularly important for us – total net cash provided by operating activities, less net cash used in investing activities, was €4.8 billion. These figures show a considerable improvement over last year. And, although a difficult year for equity markets has not left the Siemens share unscathed, we have been less affected than many other companies. For fiscal 2002, we will again propose a dividend of €1.00 per share.



"There are several reasons why we are mastering today's challenges better than many of our competitors."

There are several reasons why we are mastering today's challenges better than many of our competitors. We boast an extensive and generally robust business portfolio. We do not permit our operating units to neglect innovation management, even when the going gets tough. As a GLOBAL NETWORK OF INNOVATION active in 190 countries, we are profiting from favorable developments in growth regions all around the world. Positive ratings by the financial markets underscore the soundness of our balance sheet. And as part of our *top*+ initiative, we have introduced management systems that give our people the tools they need to further optimize business excellence.

We benefit from the fact that many of our activities are subject to long-term market cycles. This applies, for example, to power plant systems, power transmission and distribution, medical solutions and rail systems. In all these sectors, we have captured strong positions in recent years and, thanks to innovative products and efficient processes, increased our earnings margins. We anticipated that conditions in the power plant sector would normalize at the end of the gas turbine boom in the U.S. and took the necessary measures to ensure continued high earnings.

Other Company activities depend on regular industry-specific business cycles. Two good examples are our automation and drives business and Osram's lighting business. Both have developed reliable early-warning systems and, thanks to flexible production structures, are well-equipped to weather dry spells.

One exception in the Automation and Control area is our Industrial Solutions and Services Group. This Group faces difficulties resulting not only from the general economic downturn but also from structural problems in Germany and several other regions. Small-to-midsized technical service companies increasingly dominate the market for low-tech industrial solutions. With our current setup, we cannot compete with these low-cost operations over the long term. However, we are taking the steps required to provide Industrial Solutions and Services with a solid basis for future success.

The challenges now confronting our Information and Communications businesses and the activities that are indirectly dependent on them are even greater. Following a period of overheating, our largest customer group in this sector – telecom operators – is now struggling. Major investments in new technologies, UMTS licenses and the globalization of their activities have put enormous strains on these companies. Consequently, they have now reduced their investment budgets dramatically. As a supplier, we have borne the full brunt of this reduction in capital spending.

Our telecom customers are experiencing a paradigm shift. In past years, investments were technology-driven. Today, the question is: Which products and systems will provide businesses with the fastest return on investment? We have to adapt to this change. More than ever before, we have to transform ourselves from a technology provider with a broad product spectrum into a partner who makes a concrete contribution to solving customers' business problems. Our solutions for migrating voice networks into data transmission systems quickly and economically give us a competitive advantage. However, the high business volumes of the 1990s are not likely to recur in the foreseeable future.

As a result, we have to adjust our operations, even when this is very painful for the individuals and locations affected. It is not always easy for employees and their representatives to understand that, even within a large organization like Siemens, each individual Group is responsible for its own profitability. In accordance with the principles defined in our Ten-Point Program of 1998, we cannot and will not permit cross-Group subsidies, even for an activity that – like our wireline networks business with telecom operators – accounts for only five percent of our total sales.

"We cannot and will not permit cross-Group subsidies."

In December 2000, we negotiated medium-term margin targets with our Groups. In defining these targets for fiscal 2003, we took into account each Group's market position, competitive situation and growth potential. Due to dramatic changes in the information and communications market, we decided at the end of 2001 to give the IC Networks Group, the IC Mobile

"We remain committed to continuously improving our profitability – even beyond the margin targets we have defined."

Group and Siemens Business Services an additional year – that is, until fiscal 2004 – to achieve their targets. Our Industrial Solutions and Services Group will also have an extra year, as will Siemens Dematic, which has been affected by weaknesses in the IT market.

We have bundled the key action areas requiring special attention in our Operation 2003, which I described in detail in last year's letter.

- The first action area centers on our Groups. In addition to the abovementioned reorganization of Industrial Solutions and Services, we aim to increase the profitability of our operating units in the Information and Communications area. We are also pushing integration and restructuring measures at Siemens Dematic and Siemens VDO, the two Groups established following the Atecs Mannesmann takeover. Progress at both Groups has been gratifying.
- The second action area is improving our profitability in the United States. With sales of €21 billion and more than 75,000 employees, our U.S. activities now comprise our largest regional business – ahead of Germany and China. Launched two years ago, our *top*+ U.S. Business Initiative has begun to show results. Earnings at our American companies have increased significantly.
- We consider asset management, which focuses on careful use of employed capital, to be a high priority for all Company units. The positive development in our cash flow figures over the last few quarters shows that our measures here are taking effect.
- Finally, steps to cut costs at our corporate headquarters are well underway. Similar measures are being carried out at the headquarters of our operating units and regional companies.

We remain committed to continuously improving our profitability – even beyond the margin targets we have defined. Where we cannot achieve this with our *top*+ business excellence tools alone, we will further adjust our portfolio. The deconsolidation of Infineon Technologies AG in December 2001 marked the successful completion of the key portfolio measures set out in our Ten-Point Program. Our priority now is to make adjustments within existing Group structures to eliminate weaknesses and expand our strengths through selective acquisitions.

All in all, I can affirm that – despite the major challenges before us – we are on the right track. Fiscal 2002 was a difficult but successful year for us. Due to continued uncertainty in the business environment, fiscal 2003 will not be easy either. As we plan ahead, we are not counting on a significant upturn in the world economy. But with our global presence, we will continue to reap the benefits of doing business in different regions which are subject to different economic and political conditions.

Today, we are more convinced than ever that our strategy is the right one. We have a strong business portfolio and a strong bottom line. We offer our customers the advantages of a long-term partnership based on integrity and reliability. Our innovations are safeguarding our future in key fields. And our global organization is enabling us to seize opportunities arising from our proximity to customers around the world and to win acceptance as a respected member of the communities where we do business. Customer-oriented innovations, sound financial management and true global presence – these are three pillars of our enterprise.

"All in all, I can affirm that – despite the major challenges before us – we are on the right track."

A fourth is our keen sense of corporate responsibility. The more than $6 million we raised through our Caring Hands Foundation for the victims of the horrifying terrorist attacks on New York and Washington in September 2001 are only one testimony to our commitment to society. We also provided funds on a comparable scale for the victims of the disastrous floods that ravaged parts of Germany and Central Europe in August 2002. By promoting technology transfers, educational initiatives, university partnerships and local projects at our locations around the world, we continue to demonstrate that Siemens is a reliable, responsible citizen in all the countries where we operate. This commitment will never change.

Dr. Heinrich v. Pierer
President and Chief Executive Officer
Siemens AG

At a glance

Stock market information

(in euros)	2002[1]	2001[1]	2000[1]
Stock price range (XETRA closing prices, Frankfurt)			
High	**78.52**	105.77	127.67
Low	**34.00**	37.50	50.65
Year-end	**34.00**	41.89	97.33
Number of shares (year-end, in millions)	**890**	888	883
Market capitalization (year-end, in millions of euros)	**30,273**	37,208	85,939
Per-share data			
Earnings per share	**2.92**	2.36	9.97
Earnings per share (fully diluted)	**2.92**	2.36	9.96
Dividend (comparable)	**1.00**[2]	1.00	1.60[3]

Figures reflect the stock split of April 30, 2001 (one additional share for every two shares held).
[1] Fiscal year: October 1 to September 30
[2] To be proposed at the Annual Shareholders' Meeting
[3] Dividend of €0.93 plus extra dividend of €0.67

Employees worldwide



Other
2%
Germany
41%
Asia-Pacific
10%
The Americas
22%
Europe (excluding Germany)
25%

Employees and training

Siemens had 426,000 employees at the end of fiscal 2002 – 58,000 fewer than a year earlier.

While women make up 28% of our global workforce, they currently occupy just 8.5% of our more than 56,000 managerial positions. However, this figure will increase steadily over the coming years, since women now account for 25% of our new university-trained employees.

Our commitment to vocational training and continuing education is unwavering. About 40% of the roughly €500 million we invested in this area in fiscal 2002 flowed into vocational training and 60% into continuing education. Our vocational training programs span 35 professions and courses of study. Some 12,000 young people are currently enrolled in apprenticeship and work-study programs.

Siemens Leadership Framework

Managers who motivate people to do their best are vital for our Company's success. That's one reason why we've introduced the Siemens Leadership Framework, a binding Company-wide yardstick for evaluating managerial achievement in four areas: financial results, employee motivation, customer satisfaction and process quality. Results in these areas, together with an assessment of an individual's capabilities, are the key factors in determining a manager's income and opportunities for advancement.

Managerial behavior accounts for roughly 70% of employee motivation, so we take bottom-up evaluations just as seriously as other measures of leadership ability. Integrated into all our personnel and management systems, the Siemens Leadership Framework ensures that our Company will continue to achieve its leadership goals, since excellent leaders produce excellent business results. Some 5,000 Siemens managers around the world have joined the SLF program since its inception in October 2001.

www.siemens.com/leadership_excellence

Stock performance
(indexed)



200
180
160
140
120
100
80
60
10/1/01
9/30/02
Siemens
Dow Jones STOXX®
DAX®

Cash flow development

Net cash from operating and investing activities in fiscal 2002 totaled €4.754 billion, well above the €1.130 billion level a year earlier. Within this total, net cash provided from operating activities was €5.564 billion. Excluding the €1.782 billion in cash contributed to pension trusts, net cash from operating activities was €7.346 billion compared to €7.016 billion a year earlier.

Net cash used in investing activities, €810 million, was reduced sharply from €5.886 billion in the prior year, which included significant acquisitions and capital expenditures. In contrast, portfolio activities in fiscal 2002 resulted in a net contribution of €2.8 billion from transactions related to Atecs Mannesmann, sales of businesses, and the Infineon share sales.

Sales by region
(in billions of euros)


84.0
87.0
77.5
Other
6%
5%
5%
Asia-Pacific
12%
13%
13%
The Americas
29%
30%
27%
Europe
(excluding Germany)
32%
30%
31%
Germany
21%
22%
24%
2002
2001
2000

In fiscal 2002, sales decreased 3% year-over-year to €84.0 billion. This slight decline is attributable to currency effects, acquisitions and dispositions. Sales totaled €18.1 billion in Germany and €20.3 billion in the United States. Business was stable in Asia-Pacific. China continued to account for the largest share of sales in the region, contributing €3.2 billion. International business accounted for approximately 80% of Siemens' total sales volume.

Investments in research and development

Siemens' R&D activities drive innovation to increase company value. As a technology leader, we're shaping the technologies of the future. Using our Pictures of the Future modeling process, we generate comprehensive visions of tomorrow's high-tech developments. To enhance efficiency, we're optimizing processes and leveraging synergies all across our GLOBAL NETWORK OF INNOVATION. Our strategically focused patent portfolio reflects our wide-ranging achievements.

The bulk of our R&D outlays, which totaled some €5.8 billion, again flowed into information and communications technologies, with a special emphasis on embedded systems – computer solutions which are unseen by users. More than half of our 53,100 researchers and developers are working on software projects in our various business areas, making Siemens one of the world's largest software houses.

R&D expenditures
(in billions of euros)


6.78
4%
18%*
5.82
5.85
Other
6%
8%
Lighting
4%
Medical
11%
3%
18%*
9%
Transportation
16%
10%
4%
7%
6%
Power
7%
8%
Automation
and Control
15%
12%
6%
13%
Information and
Communications
41%
38%
36%
2002
2001
2000

* Infineon 2002 not consolidated

Patents

With worldwide competition intensifying due to ever greater globalization, the importance of patents has increased dramatically. Today, patents are one of a company's major assets. Siemens has intellectual property departments in nine countries to ensure uniform Company-wide processes for coordinating patent activities and to cultivate an effective, strategically focused patent portfolio. We also maintain a licensing center to handle the sale and exchange of licenses, another area which – like the protection of our products and markets – is more vital than ever before.

In fiscal 2002, our researchers and developers turned out 7,092 inventions, and we filed 4,566 patent applications. According to the official statistics for 2001, Siemens AG was again the largest patent applicant at the German Patent and Trade Mark Office (GPTO), and vied with Philips for the No. 1 spot at the European Patent Office (EPO). Siemens and its subsidiaries ranked among the top ten patent holders at the United States Patent and Trademark Office (USPTO).

www.siemens.com/intellectual_property

Our portfolio

Siemens' portfolio comprises the following business areas:

- **Information and Communications**
- **Automation and Control**
- **Power**
- **Transportation**
- **Medical**
- **Lighting**

The individual Groups within these areas are responsible for their own worldwide operations, with regional units around the globe supporting their activities.

This decentralized structure gives the Groups the greatest possible degree of entrepreneurial responsibility and the ability to nurture close ties to their customers. Cross-Group and cross-regional cooperation is crucial for the success of our GLOBAL NETWORK OF INNOVATION. At the same time, it enables Siemens to provide a broad range of customer-focused products, solutions and services for the global market.

SIEMENS

Global network of innovation

Information and Communications

Siemens' Information and Communications area comprises three Groups: Information and Communication Networks, Information and Communication Mobile, and Siemens Business Services. With our extensive range of complex solutions, we are a world leader in our industry and a single-source provider of all key information and communications technologies, applications and services: next-generation networks, mobile communications, e-business solutions and a wide array of IT services.

Information and Communication Networks (ICN)



Thomas Ganswindt, Group President

SALES (in billions of euros) 9.6
EBIT (in millions of euros) (691)

Our Group is a leading supplier of network technology for enterprises and carriers. Our portfolio comprises Internet Protocol (IP) convergence solutions for voice and data, a comprehensive range of products and systems for broadband access, and optical transport networks. We offer complete infrastructure solutions for next-generation networks – optimized to ensure a fast return on investment and to create new business opportunities for our customers.

With an installed base of well over 265 million telephone lines in the carrier sector (SURPASS network solutions) and more than 80 million in the enterprise sector (HiPath product family), we are the world leader in IP convergence. We are also one of the world's leading providers of broadband access technologies and optical networks.

Due to the current turmoil on the information and communications market, we have reoriented our strategy. We have sold the IP routing business of our subsidiary Unisphere Technologies to Juniper Networks in the United States. The combination of technologies resulting from our partnership with Juniper will enable us to offer our customers complete IP solutions that are among the best in the industry. Owing to dramatic declines in demand in the carrier segment, we have considerably reduced the number of production facilities we maintain worldwide. However, we will continue to operate highly automated production plants and to develop basic technologies for next-generation networks at our research and development facilities. We will focus our R&D resources on pushing innovation in IP convergence, broadband access and optical networks.

Information and Communication Mobile (ICM)



Rudi Lamprecht, Group President

SALES (in billions of euros) 11.0
EBIT (in millions of euros) 96

We are the only provider to cover the entire spectrum of mobile telecommunications: infrastructure technologies, mobile end-user devices (such as cell phones and cordless phones), wireless modules and mobile applications. We are a leading supplier to GSM and GPRS network operators – boasting 180 customers in more than 90 countries. We are also a major global player on the third-generation mobile market. The ranks of our customers include at least one leading mobile provider in every major UMTS market in Western Europe. Together with our partner NEC, we have set up Europe's first two UMTS networks.

We are now a world-class manufacturer of mobile phones and occupy an excellent position in growth markets such as Asia and Latin America. As a full-line supplier, we offer mobile phones for all market segments. We are the world market leader in phones based on digital enhanced cordless telecommunications technology.

We are focused on growth through innovation. Our state-of-the-art products make life easier for people on the move, facilitating virtually all forms of mobile communications. We are optimizing the use of our resources to safeguard our profitability on the highly competitive mobile telecommunications market. We aim to further strengthen our global competitive position.

Siemens Business Services
(SBS)


Paul A. Stodden, Group President

SALES (in billions of euros) 5.8
EBIT (in millions of euros) 101

As a leading IT service company, we offer our customers a complete range of IT solutions and services – everything from IT consulting and systems integration to the operation and maintenance of IT infrastructures. We combine expertise in the conception and design of new solutions with extensive know-how in systems and applications. We consolidate and upgrade existing IT environments to meet the demand for increasingly global enterprise networks.

Using advanced technologies and methods, we help our customers unleash the full productivity potential of their business processes and company-wide IT infrastructures. With comprehensive sector and systems knowledge based on standard applications, we create e-business solutions to optimize customers' business processes, including management of supply chains and customer relationships. Manufacturers, financial service providers and public-sector authorities benefit from our wide-ranging project experience.

In our outsourcing business, we manage our customers' complete information and telecommunications infrastructures, enabling them to concentrate on their core businesses and cut IT costs. We are No. 1 worldwide in multi-vendor hardware maintenance, providing customers with 7/24 worldwide access to the information technology they need. By supporting their company-wide IT landscapes, we also help customers improve their efficiency.

We reorganized our operations in fiscal 2002 to improve services for international customers. Global business units now support our local operations, further expanding the array of solutions and services we offer worldwide. We are intensifying our strategic focus on Europe and North America, markets in which we already have a strong foothold.

Automation and Control

Siemens' Automation and Control area is the world's largest supplier of products, systems, solutions and services for industrial automation and building technology. We help our customers optimize their business and production processes, enabling them to improve their efficiency and profitability. Using the latest information technology, our Automation and Control Groups cooperate closely to exploit development synergies in the four main fields of automation: manufacturing, process, building and logistics.

Automation and Drives
(A&D)



Helmut Gierse, Group President

SALES (in billions of euros) 8.6
EBIT (in millions of euros) 723

Our innovative products, systems and solutions help build customer value in the industry sector. We create transparent and intelligent production facilities that enable customers to manufacture high-quality products more quickly, flexibly and economically. Our aim is to strengthen our position as world market leader and expand our profitable business in automation, drives, and switchgear and installation technology.

In the field of automation technology, we see further potential in standardized, industry-specific offerings – everything from sensors to plant management software based on our Totally Integrated Automation platform. In machine construction, our new Simotion motion control system now boasts a product spectrum of unparalleled breadth. In switchgear and installation technology, our Totally Integrated Power system, which cuts energy costs by up to 25%, is increasingly successful.

We are expanding our presence in the world's key markets. We are a leading supplier in China and have a foothold in Japan. We have optimized our activities in the U.S. To tap new sectors, we are cooperating with external solutions providers and internal partners – especially with the other Automation and Control Groups and with the Groups in the Power area.

We are continuously improving our quality and processes with the help of the asset management, quality and cost reduction tools provided by Siemens' *top*+ Business Excellence Program. E-business applications in particular are helping us streamline all our internal processes – from purchasing to logistics.

Industrial Solutions and Services
(I&S)



Joergen Ole Haslestad, Group President

SALES (in billions of euros) 4.5
EBIT (in millions of euros) (198)

In the industry sector, we build and operate process and manufacturing systems to increase our customers' competitiveness. We harness the synergies from our three core competencies – systems construction and upgrading, technical services, and IT solutions for systems management – to develop intelligent production systems for our customers, enabling them to produce more quickly, flexibly and economically. Transparent processes generate sustainable improvements in value added all along the production chain, cut costs, enhance quality and make it easier to adapt to changing market requirements. Our high-quality systems are extremely reliable and designed to allow the integration of future technological developments and innovative solutions.

In the process and manufacturing industries, we expect additional growth from our expanded use of IT solutions that link islands of automation to form transparent networks. Our IT solutions – combined with our expertise in industrial applications and infrastructure projects – give us a unique competitive position. Customers have direct access to our services at some 300 locations worldwide.

Our systems construction activities are focused on the mining and metals, pulp and paper, oil and gas, and potable and waste water sectors. For industrial and infrastructure applications, we offer systems management tools and services to minimize maintenance costs and downtime. In marine engineering, we are a leading supplier of electrotechnical equipment and energy-efficient drive systems.

In the traffic control sector, we provide not only conventional traffic guidance systems but also traffic telematics and mobility management systems for both individual road users and public transportation.

Siemens Dematic AG
(SD)

SALES (in billions of euros) 3.0
EBIT (in millions of euros) 45


Dr. Dietmar Straub,
Group President

We are the world's leading supplier of logistics and production automation systems. All of our divisions are currently either No. 1 or No. 2 worldwide. We are especially strong in the North American and European markets, generating 53% of our sales in the Americas and 36% in Europe.

We have expanded our presence in Asia. Our local company in Southeast Asia has completely taken over the logistics automation activities of a former joint venture. In the Japanese market, we are now cooperating with the local supplier TKK.

In distribution and industrial logistics, we focus on the chemicals and pharmaceuticals, food and beverages, and electronics manufacturing sectors. We offer tailor-made solutions for the car industry, for postal automation and for parcel and freight logistics. We also provide airport solutions such as baggage and cargo handling systems.

Our 2,500 patents attest to our extensive know-how in logistics automation. Our installed base, currently valued at some €17 billion, includes 1,250 solutions for the car industry, 10,000 pick-and-place machines for electronics production, 380 airport logistics solutions, 800 warehouse and distribution logistics systems, and 14,600 letter sorting systems.

Siemens Building Technologies AG
(SBT)



Oskar K. Ronner,
Group President

SALES (in billions of euros) 5.6
EBIT (in millions of euros) 195

We are the world leader in building automation – combining systems and services for building security, fire protection, air conditioning and other comfort features. We have rigorously expanded our offerings to provide a comprehensive range of products for each of these applications. We are implementing productivity programs, integrating technologies across our application areas and intensifying cross-selling between our divisions and other Siemens Groups. Increased leveraging of synergies is broadening our spectrum of solutions, reducing sales costs and further expanding our market share.

Our *top*+ productivity measures are starting to bear fruit. Shared services for administration, logistics and production have resulted in closer cooperation between our divisional units and our sales regions. We have also begun integrating our local sales activities into Siemens' regional organization.

Power

Siemens' Power area comprises Power Generation (PG) and Power Transmission and Distribution (PTD). PG offers efficient, environmentally compatible power generation systems as well as solutions for industrial applications, including services for power plants and power generation systems. PTD – as product supplier, systems integrator, turnkey systems supplier and service provider – enables customers to transport electrical energy safely and efficiently from power plant to consumer.

Power Generation
(PG)



Klaus Voges,
Group President

SALES (in billions of euros) 9.4
EBIT (in millions of euros) 1,582

Fiscal 2002 was the most successful year in our history. We set new records in sales and earnings, due in large part to the recent boom in power plant construction in the U.S. Looking to the future, we have optimized production facilities and initiated steps to bring capacities into line with post-boom conditions.

We are already a strong No. 2 in our market, and our global presence and worldwide service activities are positioning us to further increase our overall market share. By leveraging synergies and improving our business processes, we are closing the cost gap between ourselves and our main competitors.

The current slump in the industry will not alter our strategy – to expand our service business and professionally execute selected orders for turnkey systems.

Our service business is profiting from an installed base of over 600,000 megawatts, a large number of long-term service contracts for new gas turbines and a growing demand for steam turbine upgrades. We aim to substantially increase the share of sales attributable to services.

Our newly established Industrial Applications Division, which includes the former activities of Demag Delaval, is now a world-leading supplier of solutions for industrial energy conversion, particularly in the oil and gas sector.

In the field of power plant controls and modernization, our complete electrical systems, instrumentation and control systems, and intelligent IT solutions are industry benchmarks, and our centralized, Web-based monitoring and control systems reduce plant operation costs.

Power Transmission and Distribution
(PTD)



Dr. Heinrich Hiesinger, Group President

SALES (in billions of euros) 4.2
EBIT (in millions of euros) 109

By keeping our strategy sharply focused on our customers' needs, we expanded our position as a market leader and preferred partner in power transmission and distribution and again boosted our earnings and orders year-over-year despite the difficult economic environment. In a drive to optimize our product portfolio, we are innovating continuously to develop products and systems increasingly based on integrated communications technologies and advanced software solutions. When necessary, we also streamline our business portfolio by shedding low-earning activities. In fiscal 2002, for example, we divested the product and systems business of our metering division.

We have again expanded our market share in the world's most important markets. We generate 86% of our sales outside Germany and some 43% outside Europe. The expansion of our service business, which generates high local value added, is a key contributor to our international success.

Our service offerings include the maintenance of complete national power grids such as those in Estonia and New Zealand. In the UK, we are No. 1 in metering services. In the area of high voltage direct current transmission, we have booked another major order in China, further strengthening our position as a leading supplier on the world market.

Customers around the globe can access our products and solutions anytime via our e-business portal. E-business is helping our partners and our Group enhance process efficiency.

Transportation

Siemens' Transportation area comprises two Groups: Transportation Systems (TS) and Siemens VDO Automotive AG (SV). Both Groups' products and systems are designed to satisfy society's need for ever greater mobility and to meet growing demands for environmental compatibility and improved performance. We are innovation drivers in this segment: TS is a world-leading systems house in the rail industry, and SV is one of the world's largest suppliers of automotive electronics.

Transportation Systems (TS)


Hans M. Schabert, Group President

SALES (in billions of euros) 4.4
EBIT (in millions of euros) 247

Key strategic orders have further boosted our position on the world market. We have expanded our share of China's promising mass-transit market. In France, we have received our first order from the French state railway, SNCF.

Major projects such as Kuala Lumpur's Express Rail Link, which began operation in April, showcase our strengths: engineering, project management, vehicle construction, signaling and safety systems, electrification, servicing and maintenance – all from a single source. In a market where customers are focusing more and more on their core competency – rail operation – our systems know-how gives us a competitive edge.

Quality is a top priority for us. At our technical center in Wegberg-Wildenrath, Germany, we test trains under customer-specific conditions. At our Braunschweig and Berlin centers, we test both our own systems and those of suppliers to ensure conformance to our tough quality standards.

We have strengthened our position in Eastern Europe by establishing our own subsidiary in Prague, Siemens Kolejová Vozidla, to manage activities acquired from the Czech rail vehicle manufacturer CKD Dopravni Systemy. In the service sector, we have set up joint ventures with the Spanish rail company Renfe and with the mass-transit authority in Leipzig, Germany. Siemens Duewag Schienenfahrzeuge GmbH and Siemens Krauss-Maffei Lokomotiven GmbH – both Siemens subsidiaries – have been fully merged into our Group. We have also completed the integration of Matra Transport International, which will now operate under the name Siemens Transportation Systems France.

Siemens VDO Automotive AG (SV)


Wolfgang Dehen, Group President

SALES (in billions of euros) 8.5
EBIT (in millions of euros) 65

We have successfully mastered the greatest challenges of fiscal 2002 – turning our business around after last year's slump and integrating all of our organization's units. Only a year since our formation through the merger of Siemens Automotive and Mannesmann VDO, we are making solid progress with our strategy for profitable growth. The rapid implementation of our *top*+ World Class Improvement Program has been decisive for our success. This initiative has helped us more closely align our development, production and administrative processes to customer needs. We have also increased our efficiency by reorganizing our production capacities worldwide. Despite substantial declines in new car production and sales in some regions, we have again boosted our revenues in Europe, the NAFTA countries and Asia.

In an industry where electronics is becoming more and more important, we have captured a strong position with highly innovative products ranging from engine management to multimedia systems. In diesel technology, we have gained a decisive advantage over our competitors by introducing piezo actuator technology for high-pressure injection systems. Series production of the first multimedia systems with integrated navigation and Internet access has made us a leader in infotainment systems. Top Level Architecture, a Java-based software platform for vehicle infotainment, will enable us to equip cars with state-of-the-art driver information and communications technologies more quickly and economically than ever before. Solutions like Tire Guard – our tire pressure monitoring system – are trailblazers in vehicle safety. Demand for Tire Guard is expected to surge in the United States, where federal law will require tire pressure monitoring systems starting in 2004. We are continually improving our competitive position with innovations in automotive body electronics, infotainment, interiors and powertrain technology.

Medical

Siemens' Medical area is renowned for its innovative products, services and complete solutions for the healthcare community. We supply diagnostic and therapeutic systems as well as IT solutions for optimizing clinical workflows. Our offerings range from data management for healthcare providers to process management across the entire healthcare continuum.

Medical Solutions
(Med)

SALES (in billions of euros) 7.6
EBIT (in millions of euros) 1,018


Prof. Dr. Erich R. Reinhardt, Group President

Our solutions focus on boosting healthcare efficiency. We optimize clinical workflows and streamline processes to ensure high-quality, patient-centric treatment. By seamlessly linking state-of-the-art medical systems and IT applications, we cut customer costs and improve healthcare quality.

The uniqueness of our products and solutions gives us a decisive competitive edge. We are an innovation leader and the largest IT provider in the healthcare industry. We boast unrivaled process know-how and a strong global presence. In the U.S., our major market, sales have soared 169% over the last three years, and in Asia 64%.

Outstanding innovations drive and safeguard our profitable growth. Our large imaging systems – computed and magnetic resonance tomography systems and angiography systems – generated double-digit growth. Since 1999, we have based our products on our unique syngo software platform. Our revolutionary Soarian health information solution is workflow engineered to synchronize processes across the health enterprise.

Our computing center in Malvern, Pennsylvania, processes over 137 million transactions daily for more than 1,200 healthcare providers with connections to over 500,000 customer workstations, making us the largest application service provider in the industry.

The world healthcare market is at a turning point, and the competition is tough. To fortify our position as the No. 1 solutions provider, we will continue optimizing our cost position.

Lighting

Siemens' Lighting area, comprising Osram GmbH, specializes in lighting sources and related electronic control gear. We focus on general lighting solutions, automotive lighting, special photo-optic lamps and display lighting. As a truly international company, we now generate nearly 90% of our sales outside Germany.

Osram GmbH



Dr. Wolf-Dieter Bopst, President

SALES (in billions of euros) 4.4
EBIT (in millions of euros) 365

We have transformed ourselves from a conventional light bulb manufacturer into a cutting-edge high-tech company. We provide high-quality systems solutions incorporating the customized electronic control gear required for today's innovative light sources.

The opto-semiconductor business is strategically vital for us. Light-emitting diodes are being used more and more in automotive and general lighting applications – especially in fields where miniaturization, long product life and color are key factors. In the area of organic light-emitting diodes, we expect display lighting to generate additional growth.

With our lamps, electronic control gear and opto-semiconductors, we are now consolidating our leading position on the world lighting market. Our long-range globalization strategy continues to pay off. We are focusing on expanding our business in Asia-Pacific and Eastern Europe, where we anticipate the largest market growth.

In a difficult business environment, we are profiting from our long-established culture of rigorous cost management. Continuous benchmarking in all product areas is helping us increase productivity and restructure our production processes. To improve our cost structures, we are expanding production in Eastern Europe, Mexico and China.

Our Web-based activities, concentrated on business-to-business transactions, are optimizing our processes, cutting costs and enabling us to better meet customer needs. We currently transact over one-third of our business electronically.

Financing

Siemens Financial Services GmbH (SFS)



Dr. Herbert Lohneiß, President

SALES (in billions of euros) 0.6
EARNINGS BEFORE TAXES (in millions of euros) 216

We provide Siemens and other industrial enterprises with financial services in the areas of sales and investment financing, equity investment in infrastructure projects, risk and liquidity management, fund management and insurance.

Our activities have a two-pronged focus. First, we function as a risk manager, covering the financing needs and managing the related market and credit risks of global industrial companies. In this capacity, we aim to achieve a high level of transparency and to ensure a high diversification of risk. Second, we concentrate on high-growth sectors: leasing, credit portfolio management, pension management and risk transfer via insurance solutions. We have proven proficiency both in intra-Company business and in working together with new enterprise customers.

Sustainable profitability is our No. 1 goal. Key success factors are long-term customer relationships, global presence, innovative products, solutions and processes, and rigorous risk management. Our Siemens affiliation provides an optimal springboard for success.

We intend to further expand our business outside Siemens and sharpen our regional focus in Europe and North America. We also want to achieve a balanced portfolio of consulting and capital-intensive businesses.

Real Estate

Siemens Real Estate (SRE)



Prof. Peter Niehaus, Managing Director

SALES (in billions of euros) 1.6
EARNINGS BEFORE TAXES (in millions of euros) 229

In fiscal 2002, we again focused on optimizing our real estate portfolio. We are continuing to develop and commercialize idle properties to generate additional real estate earnings and improve Siemens' capital position. This is reducing tied-up capital and producing a more balanced risk structure for real estate retained for company use. Our efforts here are concentrated primarily on Germany, where Siemens has traditionally maintained an extensive real estate portfolio.

To further expand our position on the office and commercial real estate market, we are implementing urban development projects at locations in Munich, Frankfurt and other cities.

In the area of leasing, we are concentrating on extending our flexible space offerings. Our innovative Flexible Office and Real Estate Center solutions enable company units to cut real estate costs.

In an increasingly difficult real estate market, we have taken timely steps to ensure our future success.

Affiliates

BSH Bosch und Siemens Hausgeräte GmbH


Dr. Kurt-Ludwig Gutberlet, President

With sales of €6.1 billion, 35,000 employees and 42 production facilities in 15 countries, we are one of the world's leading manufacturers of household appliances. Our groundbreaking, high-quality products are enabling us to tap new markets. We are focusing on selected segments to increase profitability over the long term. Rigorous cost management and a sustained high level of investment have boosted the competitiveness of our entire product portfolio. We aim to continue achieving above-average growth.

Due to the current economic slowdown, the household appliance market is stagnating or declining in many regions. The entire industry has been affected by these developments, and we are no exception. Our European home market has been hit particularly hard.

Nevertheless, we have consolidated our position as clear market leader in Western Europe by expanding our market share in Italy, France and the UK. Our goal is to achieve market leadership across the whole of Europe. In Central and Eastern Europe, we are augmenting our activities through targeted investments. At our facility in Lodz, Poland, where we have been manufacturing washing machines since 1998, we began producing dishwashers in fiscal 2002. Intensifying local production not only bolsters our position in individual regions; it also enhances our worldwide reputation as an attractive employer.

In the extremely difficult Latin American market, we have expanded our business in Brazil by launching a completely revamped and market-oriented product line. Due to sluggish conditions in Western Europe – especially in Germany – we expect future growth to come mainly from Eastern Europe, the U.S. and China. To drive our business in the United States, we have made a major investment in a plant for the production of washing machines and stoves. In Thailand, we are now manufacturing front-loading washing machines for the Southeast Asian markets. In China, we have fortified our solid position through additional investments in new products.

We are continuously increasing productivity and improving cost structures along our entire value chain with the help of permanent benchmarking across all our product and sales activities.

Corporate governance

Responsible and transparent company management and monitoring structures – focused on achieving sustainable growth in company value – are indispensable for earning and maintaining trust in Siemens and its business policies. That is why all our decision-making and monitoring processes, as well as our cooperation with shareholders, are based on the principles of good corporate governance.


Management and company structure
Internal control and risk management
Supervisory Board
Annual Shareholders' Meeting
Code of ethics
Financial accounting and auditing
Financial reporting

As a global company headquartered in Germany, Siemens must ensure that its internal management and monitoring structures comply with German laws governing corporations, codetermination and the capital markets, with our Articles of Association and with our Company-specific implementation of the recently issued German Corporate Governance Code.

When the German Corporate Governance Code went into effect, we took the opportunity to review and – in a very few cases – amend our internal regulations and procedures relating to our Supervisory Board, Managing Board and Annual Shareholders' Meeting as well as Company transparency and our financial reporting and auditing.

We consider the Code to be a key step in the further development of statutory provisions for, and the practical implementation of, corporate governance in Germany. The regulatory framework is a suitable tool for providing foreign investors with a concise overview of the country's corporate governance model. We welcome the Code's introduction and the willingness to bring it further into line with international standards.

As a result of our U.S. listing, we are also subject to the licensing requirements of the New York Stock Exchange and U.S. capital market legislation – above all, the Sarbanes-Oxley Act of July 2002 – as well as the rules and regulations of the Securities and Exchange Commission (SEC). We cannot comply with all provisions of the Sarbanes-Oxley Act, since some conflict with German law (examples are given below). We will further develop our corporate governance principles as soon as the SEC rules are available in their entirety.

Management and company structure
Because its registered offices are located in Berlin and Munich, Siemens is subject to the German Corporation Act (AktG). Consequently, the Company has a two-part management and oversight structure (two-tier model) comprising a **Managing Board** and a **Supervisory Board**. The **Annual Shareholders' Meeting**, the assembly of shareholders, is our third Company body. All three bodies are obligated to serve the interests of both the shareholders and the Company.

All Siemens businesses are part of a **matrix organization** that combines a centralized strategic orientation with decentralized business and regional responsibilities. The Corporate Executive Committee of the Managing Board is responsible for coordinating the matrix.

As global entrepreneurs, Siemens' Groups are individually responsible for their worldwide businesses. Each Group has its own Executive Management, which is responsible for running Group business in accordance with Company policies defined by the Managing Board of Siemens AG. The Groups determine how their resources will be used. They develop their own strategies, manage their own assets and generate earnings in their respective market segments.

The Groups' international activities are conducted via regional units which are responsible for Group-related business and earnings in a particular country or countries. The regional units, in their capacity as regional entrepreneurs, implement target agreements which they have concluded with the Groups.

The Supervisory Board

The Supervisory Board has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholders' representatives are elected by the Annual Shareholders' Meeting. The employee representatives are elected by a conference of employee delegates. The Chairman of the Supervisory Board has the deciding vote when the Supervisory Board is unable to reach a decision after two separate rounds of voting. The Supervisory Board is elected for five years. As a rule, members may not be older than 70.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. The Supervisory Board meets at regular intervals to discuss financial results, planning, strategy and implementation. It reviews Siemens' quarterly reports and approves the annual financial statements of the parent company Siemens AG as well as the consolidated financial statements of Siemens worldwide in the light of the audit reports prepared by the independent auditors. In addition, the Supervisory Board appoints the members of the Managing Board and determines their responsibilities. Key Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.

There are **four Supervisory Board committees.** A list of their respective members – together with the names of all Supervisory Board members – is provided on pages 140-41 of this Report. The responsibilities of these committees are as follows:

The **Executive Committee of the Supervisory Board,** comprising two shareholder representatives and one employee representative, deals with fundamental issues regarding business policy and management, and performs the tasks of a compensation and nominating committee.


Supervisory Board
Managing Board
Corporate Executive Committee
64 Regional Companies
Group-specific companies
ICN
ICM
SBS
A&D
I&S
SD
SBT
PG
PTD
TS
SV
Med
Osram
SFS
SRE
Groups

In particular, the Executive Committee of the Supervisory Board determines the conditions of employment and the remuneration of Managing Board members and decides – on an annual basis – which share of the Managing Board's compensation will be variable and how much of this variable portion will take the form of stock options. In addition, the Executive Committee makes proposals regarding the appointment of Managing Board members and nominates shareholder representatives for the Supervisory Board, who are elected by the Annual Shareholders' Meeting. Finally, it reviews and ensures the further development of Siemens' corporate governance principles.

The **Audit Committee**, comprising three shareholder representatives and two employee representatives, prepares Supervisory Board reviews of the annual financial statements of Siemens AG and of the consolidated financial statements of Siemens worldwide. The Committee also reviews the quarterly reports, awards the audit contract to the independent auditors elected by the Annual Shareholders' Meeting and determines the focal points of the audit as well as the fee to be paid to the auditors. In addition, the Audit Committee monitors the auditors' independence and cooperates closely with the Company's internal Financial Audit department.

As required by the German Codetermination Act, two Committee members are employee representatives. One of these is currently on the Siemens payroll. This is an area of conflict with the Sarbanes-Oxley legislation, under which compensated employees of a company are not considered "independent."

The **Mediation Committee** comprises two shareholder representatives and two employee representatives. In the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member, the Mediation Committee submits proposals for resolution to the Supervisory Board.

The **Investment Committee**, comprising three shareholder representatives, is responsible for decisions regarding the exercise of Siemens' shareholder rights in other companies.

The Managing Board

The Managing Board of Siemens AG, which currently has 13 members, is the Company's top management body. It is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. The Managing Board's executive committee, the Corporate Executive Committee, currently has eight members. The Chairman of the Managing Board defines the Company's strategic direction in cooperation with the Corporate Executive Committee.

The Managing Board's responsibilities include developing the Company's strategic orientation, planning and finalizing the annual budget, allocating resources and monitoring the Executive Management of each Group. Furthermore, the Managing Board is responsible for preparing the Company's quarterly reports, the annual financial statements of Siemens AG and the consolidated financial statements of Siemens worldwide, and selects personnel to fill key Company positions.

The Managing Board cooperates closely with the Supervisory Board. It informs the Supervisory Board regularly, promptly and comprehensively concerning all Company-related issues regarding strategy and implementation, planning, financial results, financial condition, results of operations and emerging risks. As noted above, major decisions of the Managing Board require Supervisory Board approval.

Further information regarding the members of the Managing Board and the membership and responsibilities of Managing Board committees is available on pages 142-43 of this Report.

The Annual Shareholders' Meeting

The Annual Shareholders' Meeting is the decision-making body of our shareholders. It enables the Company's owners to participate in basic decisions affecting Siemens.

An ordinary Annual Shareholders' Meeting usually takes place within the first four months of every fiscal year. Each share carries one vote. All shareholders listed in the stock register and from whom notification of attendance has been received by a specified date are entitled to participate. The Managing Board facilitates shareholder participation in the meeting through the use of electronic means of communication, and enables shareholders who are unable to attend to vote by proxy. The meeting is directed by the Chairman of the Supervisory Board.

The Annual Shareholders' Meeting makes decisions on all matters assigned to it by law. These decisions are binding on all shareholders and on the Company. They include voting on appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively by the Annual Shareholders' Meeting and implemented by the Managing Board with the approval of the Supervisory Board. Shareholders may make counterproposals to the proposals of the Managing and Supervisory Boards and contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with a market value of €1 million or more may also demand a special judicial review of a particular decision.

Financial accounting and auditing

The consolidated financial statements of Siemens worldwide are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The annual financial statements of the parent company Siemens AG are prepared in accordance with the German Commercial Code (HGB).

The consolidated financial statements of Siemens worldwide are audited by independent auditors in accordance with United States Generally Accepted Auditing Standards (U.S. GAAS). Quarterly financial statements are reviewed. As required by the German Corporation Act, the independent auditors are appointed by the Annual Shareholders' Meeting. This is another area of conflict with the Sarbanes-Oxley Act, which requires that independent auditors be appointed by a Supervisory Board's Audit Committee. Subsequent to the auditors' appointment by the Annual Shareholders' Meeting, the Audit Committee of Siemens' Supervisory Board awards the audit contract, determines the focal points of the audit and the fee to be paid to the auditors, and monitors the auditors' independence.

For further information on the most important regulations governing financial reporting see pages 48 and 96 of this Report.

Internal control and risk management

The Corporate Executive Committee is responsible for the worldwide internal control and risk management system at Siemens and for assessing the system's effectiveness.

The risk management principles, guidelines, processes and responsibilities we have defined are intended to ensure accurate and prompt accounting for all business transactions, to ensure early risk identification, to continuously provide reliable information about the Company's financial situation for internal and external use, and to enable us to achieve our business goals. However, these mechanisms do not eliminate risk entirely, and thus cannot prevent loss or fraud in all cases. We rapidly adjust the monitoring procedures of all acquired entities to conform to Siemens' standards.

Our internal control and risk management system comprises the following elements:

- bylaws for the Managing Board and the Corporate Executive Committee, which are issued by the Supervisory Board and allocate specific responsibilities to Managing Board members;
- bylaws for the Executive Management of each Group, which are issued by the Managing Board and define the Groups' entrepreneurial responsibilities;
- internal principles, rules and standards pertaining to finance, accounting, taxes, monitoring, legal matters, corporate audit, financial audit, personnel and real estate, which are defined and monitored by Siemens' corporate departments;
- the annual budget approved by the Supervisory Board, which is based on the Groups' annual budgets and supplemented by strategic plans approved by the Corporate Executive Committee;
- monthly reporting to the Corporate Executive Committee regarding the financial condition and results of operations of Siemens' businesses, and joint quarterly reviews by the Corporate Executive Committee and the Group Presidents;
- mandatory detailed internal reporting and disclosure processes to ensure the early identification and efficient monitoring and control of major risks. These risks are reported to the Corporate Executive Committee, the Supervisory Board and the Audit Committee, and explained as part of the external accounting process;
- principles and rules for conducting business, issued by the Managing Board in the form of "Business Conduct Guidelines" and applied Company-wide. These rules cover business transactions as well as socially, ethically and environmentally responsible behavior. They also specify appropriate monitoring procedures;
- an internal audit function, which is divided between two corporate departments: Corporate Audit and Financial Audit. These two departments supervise and monitor internal compliance with the Company's principles and regulatory frameworks. The Corporate Audit department focuses on strategic, structural and operational issues. The Financial Audit department reviews the rules and processes regarding correct reporting of all business transactions and the appropriateness of the valuations in our financial statements. Financial Audit reports to the Audit Committee of the Supervisory Board and to the head of Corporate Finance.

Corporate Audit reports to the Chairman of the Managing Board;
- an assessment, conducted by the Corporate Executive Committee and based on a Financial Audit review, of the effectiveness of the internal control system. The results of this assessment are reported to the Audit Committee. Regular reports by the internal Financial Audit department and the external independent auditors are key monitoring tools. The Executive Management of each Group and each Regional Company is required to certify annually that its reports and financial statements are complete and provide a fair presentation of the entity's business situation, and that it has effective internal control and risk management systems in place.

Financial reporting
Transparency is of great importance for us. We communicate with our shareholders, all participants in the capital market, financial analysts, shareholder associations, the media and the interested public through regular, open and prompt reporting on the condition of the Company and material changes in Company business. We adhere to the **fair disclosure** principle to ensure that all Siemens' stakeholders receive timely and comprehensive information on an equal basis.

Reports on the Company's status and results are issued at regular intervals in the form of:
- quarterly reports, which are published as press releases,
- the Siemens Annual Report,
- an annual report (Form 20-F) and quarterly reports (under Form 6-K), which are filed with the U.S. Securities and Exchange Commission,
- semiannual press and analyst conferences,
- scheduled telephone conferences with analysts on the publication of quarterly and full-year results as well as numerous meetings with financial analysts worldwide.

We also provide event-related information in the form of:
- ad hoc releases, when situations arise which could materially affect Siemens' share price,
- press releases.

All the information we provide through financial reports and press releases is published simultaneously on the Internet.

A financial calendar, which includes reporting dates, is available on page 146 of this Report and online at: **www.siemens.com/investor_relations**

Code of ethics
Our Business Conduct Guidelines provide a code of conduct for Managing Board and employee behavior in ethical and legal matters. The Guidelines are a key element in our corporate governance system and apply to every Siemens employee worldwide. They also specify monitoring procedures.

Further information on Siemens' Business Conduct Guidelines is available on the Internet at: **www.siemens.com/business_conduct_guidelines**

Managing Board and Supervisory Board remuneration
Managing Board and Supervisory Board remuneration for fiscal 2002 contains both fixed and variable components.

Managing Board remuneration comprises both cash compensation and stock options. Forty percent of cash compensation is fixed and paid in monthly installments, with the remaining 60% dependent on Siemens' meeting specified financial goals.

Supervisory Board members receive fixed and performance-related cash compensation as well as stock appreciation rights granted under the terms of Siemens' stock option program.

Further information on Managing Board and Supervisory Board remuneration is provided on pages 131-32 of this Report.

Declaration of Conformity with regard to the German Corporate Governance Code

At their meetings on November 12 and November 13, 2002, respectively, the Managing Board and the Supervisory Board adopted the recommendations of the Government Commission on the German Corporate Governance Code, with the exceptions indicated below, and approved the following Declaration of Conformity in accordance with § 161 of the German Corporation Act (AktG):

"Siemens AG complies with the recommendations of the Government Commission on the German Corporate Governance Code, with the following exceptions:

- Our directors and officers liability insurance policy (Code Section 3.8, paragraph 2) includes no deductible for board members. Our senior managers, both in and outside Germany, are covered by a group insurance policy. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.
- All members of the Audit Committee currently receive the same level of remuneration (Code Section 5.4.5, paragraph 1, third sentence). The Supervisory Board and the Managing Board will propose to the next Annual Shareholders' Meeting an amendment to the Articles of Association of Siemens AG regarding remuneration for the Chairman of the Audit Committee."

This declaration is available on the Internet at: **www.siemens.com/corporate_governance**

Berlin and Munich, December 2002

Siemens AG
The Managing Board The Supervisory Board

Information for shareholders

ROAD MAP

Dear shareholder





Throughout fiscal 2002, we focused intensively on the Company's efforts to deal with the difficult economic environment. We advised the Managing Board, monitored Company management and were involved in major Company decisions. The Managing Board provided us with regular, timely and comprehensive information on relevant topics.

Advisory focal points

At five meetings during the course of the year, the Managing Board reported to us on business and financial developments at the Company, key business events and general strategies and planning. Between these meetings, the Managing Board informed us in writing about important developments. As Chairman of the Supervisory Board, I was also kept up-to-date on major issues and upcoming management decisions. In its advisory role, the Supervisory Board focused its attention on the significance for the Company of the difficult economic and political environment, the far-reaching structural changes in the Information and Communications (I&C) area, and the further development of corporate governance at Siemens.

The challenge at Information and Communications

In previous years, Siemens' I&C Groups were major contributors to Company earnings. Since early in fiscal 2001, however, the I&C market has been caught up in a profound structural crisis. As a result, our I&C Groups have had to adapt to new market realities, review their strategies and adjust their capacities.

At our meeting in November 2001, the Managing Board presented us with a summary of the market developments in the I&C area and the Company's strategic plans for dealing with them. In April 2002, the Presidents of IC Net-



works and IC Mobile again reported on the status of the measures they have adopted. We are well aware that the Company still has to master major challenges in this field and we will continue to keep a close eye on developments.

Spotlight on the U.S. and Asia

Our U.S. activities are vital for our success. In recent years, we have substantially boosted our business volume in the United States – in part through acquisitions. To strengthen the profitability of our activities in the region, the Managing Board launched a comprehensive U.S. Business Initiative. In July 2002, we again focused our attention on our U.S. operations. Despite the continued economic slowdown and the uncertain mood on the capital markets following September 11, the Company has made substantial progress. We will continue to closely monitor developments in this key market.

Since the early 1990s, Siemens has intensified its activities in the high-growth Asia-Pacific region. The Company has now solidly positioned all its key businesses in the region. The most striking successes have been in China.

At our request, the Managing Board regularly provides us with special progress reports on the Company's Asia-Pacific commitments. These reports, the most recent of which was presented at our meeting in December 2001, detail both the risks and the opportunities involved.

At our December 2001 meeting, we also received a special report on Power Transmission and Distribution (PTD). This Group has further boosted its innovative strength and solved its previous structural problems. Most importantly, PTD has succeeded in landing major contracts in Asia for its promising high voltage direct current (HVDC) transmission technology, marking a breakthrough in this important region.

Corporate governance further developed

At a number of its meetings, the Supervisory Board dealt with basic issues of corporate governance. We welcome the introduction of the German Corporate Governance Code as a key step in the development of management practices and controls industry-wide. At our July 2002 meeting, we expressed our fundamental agreement with the Code's recommendations. At our November meeting, we decided to issue a declaration of conformity with regard to the Code.

We took the Code's introduction as an occasion to review the principles and regulations governing the Supervisory Board, the Managing Board, and cooperation between the two. We also discussed shareholders' rights, questions regarding the Annual Shareholders' Meeting, and general topics including transparency, accounting methods and audits. Changes in our Company's practices were necessary in only a very few cases. At our July meeting, we approved an amended version of the Bylaws for the Supervisory Board in order to bring our current practices and regulations into line with the Code's recommendations. The Bylaws now incorporate topics such as the requirements for membership on the Supervisory Board of Siemens AG, regulations for handling potential conflicts of interest, a more precise definition of the Managing Board's reporting obligations, a revised catalog of business decisions that require Supervisory Board approval, and the formal establishment of an Audit Committee. The amended Bylaws for the Managing Board were also reviewed and approved.

The Audit Committee took over a number of tasks previously performed by the Presidency of the Supervisory Board. These include preparing Supervisory Board reviews of the annual and the consolidated financial statements, reviewing the quarterly reports, liaising with the Company's independent auditors (particularly with regard to awarding the audit contract), defining the focal points of the audit, determining the fee to be paid to the auditors, and monitoring the auditors' independence. In addition, the Audit Committee was given responsibility for reviewing the budget, which is to be approved by the Supervisory Board. The Audit Committee also receives reports from the Company's internal Financial Audit department.

The Company's position regarding corporate governance and the fundamental structures of the cooperation between the Company's governing bodies are explained in detail on pages 32 to 37 of this Report and on the Internet. These structures will be monitored on a regular basis and further developed as the need arises.

Committee meetings

Between the five regular Supervisory Board meetings held during fiscal 2002, the Executive Committee of the Supervisory Board maintained close contact with the Managing Board. As one of the four committees on our Board, the Executive Committee met six times to address matters relating to corporate governance, corporate strategy and planning, Managing Board and Group personnel, Managing Board remuneration (including the issuance of stock options), major business activities, the appointment of the independent auditors and the monitoring of their independence, and the definition of the audit's focal points.

In the first half of fiscal 2002, the Executive Committee also discussed the quarterly reports in detail. The Audit Committee took over this function in April of this year. Upon conclusion of the fiscal year, the Audit Committee also dealt with the annual and the consolidated financial reports and the proposal for the net income available for distribution, monitored the Company's risk management, and examined and discussed the audit reports with the auditors. The Audit Committee met four times following its formation in April.

The Mediation Committee, formed pursuant to § 27 (3) of the German Codetermination Act, had no occasion to meet during the year. The Investment Committee, defined in § 32 of the Act, voted on resolutions using a notational, or written, voting process and notified the Board of the outcome at subsequent meetings.

Financial statements

Siemens' accounting principles, the annual financial statements of Siemens AG and the consolidated financial statements as of September 30, 2002, as well as the management's discussion and analysis of Siemens AG and of Siemens worldwide consolidated, have been audited and approved without qualification by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main. The financial statements were prepared according to U.S. GAAP. The independent auditors have confirmed that the financial statements and the management's discussion and analysis fulfill the conditions for exemption from compliance with the rules of reporting stipulated by German law, and that the Managing Board has implemented an efficient risk management system that meets legal requirements.

We received and examined the above-mentioned documents and the Managing Board's proposal for the appropriation of the net income available for distribution. The KPMG audit reports were presented to all members of the Supervisory Board, and we – together with the auditors, who reported on key results of the audit – discussed them thoroughly at our balance sheet meeting. At this meeting, the Managing Board explained the annual and the consolidated financial statements as well as the risk management system. It also provided a detailed report on the scope, focal points and costs of the audit. We approved the results of the audit. In view of our approval, the financial statements are accepted as submitted.

We endorse the Managing Board's proposal that the net income available for distribution be used to pay a dividend of €1.00 per share, as for fiscal 2001. In addition, we approve the proposals that the amount attributable to treasury stock be carried forward and the remainder be transferred to other retained earnings.

Changes in the Supervisory Board and the Managing Board

The members of the Supervisory Board were elected to a five-year term at the Annual Shareholders' Meeting in 1998. Alfons Graf, Deputy Chairman of the Supervisory Board, retired from the Board on March 1, 2002. As a member of the Board since 1988, Mr. Graf has very capably served the Company and its employees in his capacity as Deputy Chairman of the Board, and as Chairman of the Central Works Council for many years. The Supervisory Board thanked Mr. Graf for his constructive work on the Board and for his many years of valued contributions to the Company. His successor as Deputy Chairman is Ralf Heckmann. By approval of the Munich Registry Court, Werner Moenius was confirmed as a member of the Board as of March 1.

At our meeting on November 13, 2002, Thomas Ganswindt and Dr. Klaus Kleinfeld were appointed to the Managing Board of Siemens AG effective December 1, 2002.

The current Supervisory Board's term of office will expire on January 23, 2003 – the date of the next Annual Shareholders' Meeting. I would like to thank all of the members of the Board – and especially those who will be leaving in January – for their commitment and constructive contributions to the Company and its Managing Board over the past five years.

Berlin and Munich, December 4, 2002
For the Supervisory Board

K H · Baumann

Dr. Karl-Hermann Baumann
Chairman

Preliminary Note

The accompanying consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

In order to comply with § 292a of the German Commercial Code (HGB), the consolidated financial statements were supplemented with management's discussion and analysis on a consolidated basis and additional explanations. Therefore, the consolidated financial statements, which have to be filed with the Commercial Registry and published in the German Federal Gazette (Bundesanzeiger), comply with the Fourth and Seventh Directives of the European Community. For the interpretation of these directives we relied on the German Accounting Standard No. 1 of the German Accounting Standards Committee.

The consolidated financial statements and management's discussion and analysis as of September 30, 2002, prepared in accordance with § 292a of the HGB, are being filed with the Commercial Registries of the Berlin-Charlottenburg and Munich District Courts under the numbers HRB 12300 and HRB 6684, respectively.

Statement of the Managing Board

The Managing Board of Siemens AG is responsible for preparing the following consolidated financial statements and management's discussion and analysis.

Siemens employs extensive internal controls, Company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, to ensure that its financial reporting is conducted in accordance with accepted accounting principles. The presidents and chief financial officers (CFOs) of the Groups as well as the presidents and CFOs of the Siemens companies have confirmed to us both the correctness of the financial data they have reported to Siemens' corporate headquarters and the functionality of the related monitoring systems. We continually monitor the compliance with these measures and guidelines, and also the functionality and reliability of our internal control system, through a Company-wide internal audit process. In addition, we have established a Disclosure Committee that has evaluated all documents to be disclosed as to their completeness and conformity with both the provisions of the Securities and Exchange Act and the rules of the Securities and Exchange Commission (SEC) in the U.S. and reported the results of this evaluation to us.

Our risk management system complies with the requirements of the German Corporation Act (AktG). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution made at the Annual Shareholders' Meeting, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft has audited the consolidated financial statements prepared in accordance with U.S. GAAP and management's discussion and analysis, and issued an unqualified opinion.

Together with the independent auditors, the Supervisory Board has thoroughly examined the consolidated financial statements, management's discussion and analysis, and the independent auditors' report. The result of this examination is included in the Report of the Supervisory Board, which begins on page 40 of this Annual Report.

Dr. Heinrich v. Pierer	Heinz-Joachim Neubürger
President and Chief Executive Officer of Siemens AG	Chief Financial Officer of Siemens AG

Independent auditors' report

The Supervisory Board of Siemens AG:

We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries, as of September 30, 2002 and 2001, and the related consolidated statements of income, cash flow, and changes in shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2001, Siemens AG adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Munich, Germany
November 28, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Berger
Wirtschaftsprüfer	Wirtschaftsprüfer

(independent auditors)

Management's discussion and analysis

Basis of Presentation

Siemens financial results are reported in accordance with U.S. GAAP. To help shareholders follow our growth and progress, we use a component model that presents the activities of our operating business separately from our financing and real estate activities and the effects of eliminations, reclassifications and Corporate Treasury. The three components of Siemens worldwide are as follows:

- **Operations** – This component is defined as Siemens' 13 operating groups including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.
- **Financing and Real Estate** – This component includes the Siemens Financial Services group, and the business of Siemens Real Estate. These businesses are responsible for our leasing, finance and real estate management activities.
- **Eliminations, reclassifications and Corporate Treasury** – The third component included in our consolidated financial statements enhances the transparency of the other components by separately capturing the elimination of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes our Corporate Treasury activities.

Beginning October 1, 2001, Siemens adopted the provisions of Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," and no longer amortizes goodwill but instead tests it for impairment. Consistent with this change, EBITA is now referred to as EBIT. EBIT is measured as earnings before financing interest, income taxes and certain one time items. In a concurrent change, EBITA assets are now reported as Net capital employed. Fiscal 2001 has been presented on a comparable basis. Additionally, Siemens is for the first time presenting net cash flow from operating and investing activities for each segment.

Effective December 2001, we no longer consolidate Infineon in our financial results. Instead we account for Infineon as an investment using the equity method. Accordingly, our net investment in Infineon is included in our consolidated balance sheet under long-term investments, and we report our share of Infineon's net income or loss in our consolidated income statement as part of investment income (see notes to the consolidated financial statements). The consolidated results of operations and cash flows of Infineon for the first two months of fiscal 2002 (before the accounting change occurred) are in "Eliminations, reclassifications and Corporate Treasury." In the prior fiscal year, Infineon was fully consolidated. Accordingly, we continue to show Infineon as a separate component in the results for fiscal 2001.


Siemens worldwide
Component
Eliminations, reclassifications
Component
Operations
Information and Communications
Information and Communication Networks (ICN)
Information and Communication Mobile (ICM)
Siemens Business Services (SBS)
Automation and Control
Automation and Drives (A&D)
Industrial Solutions and Services (I&S)
Siemens Dematic AG (SD)
Siemens Building Technologies AG (SBT)
Power
Power Generation (PG)
Power Transmission and Distribution (PTD)
Transportation
Transportation Systems (TS)
Siemens VDO Automotive AG (SV)
Medical
Medical Solutions (Med)
Lighting
Osram GmbH
Corporate, Eliminations (Operations)
Component
Financing and Real Estate
Segments
Segments

Management's Discussion and Analysis, (MD&A) discusses the current economic environment and highlights of fiscal 2002 compared to fiscal 2001. We then present a summary of acquisitions and dispositions made during the year, and compare the results of Operations and Financing and Real Estate for fiscal 2002 with results from fiscal 2001. We also provide an analysis of the income statement and Economic Value Added (EVA), and discuss topics including the dividend, liquidity and capital resources, customer financing, critical accounting policies, and risk management. The MD&A concludes with our outlook for the year ahead.

Economic environment and market trends

Siemens has a balanced business portfolio with activities predominantly in the field of electronics and electrical engineering. These activities are influenced by a range of different regional and economic factors. In internationally oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in this area include power generation, power transmission and distribution, medical solutions and rail systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in this area include information and communications, automation and drives, and lighting. Some activities, especially information and communications and medical solutions are also influenced by technological change and the rate of acceptance of new technologies by end users.

Economic conditions during fiscal 2002 were weak on a global basis, which limited revenue growth opportunities. Within this context, certain industries and regions experienced even greater difficulties. For example, telecommunications carriers are still burdened with substantial debt, resulting in sharp cutbacks in capital spending. Another example is the U.S. power generation market, where a boom in construction of gas turbine power plants came to a rapid end in fiscal 2002.

Despite these adverse trends, our net income for the fiscal year rose 24% to €2.597 billion. Earnings from Operations and net cash from operating and investing activities both increased strongly compared to the prior year. A number of businesses which initiated cost cutting measures in fiscal 2001 returned to profitability in fiscal 2002, most notably the ICM wireless communications group. And at a time when many of our competitors were reporting sharply lower revenues, our sales for fiscal 2002 were nearly unchanged from the prior year on a comparable basis (excluding the effects of currency exchange, acquisitions and dispositions, which are discussed in detail below).

Operation 2003

Our successes in fiscal 2002 are linked to the ongoing implementation of "Operation 2003," a set of strategic programs and initiatives aimed at achieving specific earnings margin targets for the groups and generating cash during a period of slow macroeconomic growth. The five major action areas of Operation 2003 include:

- Restoring profitability in the Information & Communications business area;
- Successfully integrating the businesses acquired from Atecs Mannesmann into our Siemens Dematic and Siemens VDO groups;
- Increasing profitability in our U.S. operations, across the board;
- Continuing to emphasize asset management, so as to maintain the healthy positive cash flows of the past two years; and
- Reducing central and group administrative costs.

Execution of these strategic aims is an important part of our discussion and analysis below, particularly for the individual operating groups.

As a company domiciled in the European Union, Siemens uses the euro as its official currency. Because we conduct much of our business outside the EU, however, currency translation effects involving the euro and other currencies can have a noteworthy impact on our reported results. These effects reduced reported sales by 2% for Siemens as a whole in fiscal 2002, and reduced reported new orders also by 2%.

Highlights – Fiscal year 2002 compared to fiscal year 2001

- Siemens earned net income for the fiscal year of €2.597 billion, up 24% from €2.088 billion in fiscal 2001. Earnings per share for the fiscal year were €2.92, also up 24% compared to €2.36 a year earlier.
- EBIT from Operations rose to €2.474 billion from €1.329 billion a year ago. Both periods include charges against earnings, primarily for severance and asset write-downs, totaling €1.482 billion in fiscal 2002 and €1.863 billion in fiscal 2001. Fiscal 2002 also includes gains of €631 million on sales of businesses.
- Net income in fiscal 2002 included a tax-free gain of €936 million on sales of shares in Infineon Technologies AG as well as our €453 share of Infineon's net loss in fiscal 2002. Net income in fiscal 2001 included a gain of €3.459 billion resulting from the irrevocable transfer of 93.8 million Infineon shares into our German Pension Trust, and a gain of €606 million resulting from capital transactions at Infineon that reduced Siemens' ownership interest, partially offset by goodwill impairments and charges related to a centrally managed outsourcing contract, resulting in €2.003 billion in net gains after taxes.
- Sales decreased 3% to €84.016 billion and orders decreased 7% to €86.214 billion. Excluding currency effects and the net effect of acquisitions and dispositions, sales remained level and orders decreased 5%.
- Net cash from operating and investing activities reached €4.754 billion, up sharply from €1.130 billion in the prior year. Net cash from operating activities totaled €5.564 billion, after a €1.782 billion cash contribution to Siemens' pension trusts in Germany, the U.S. and the U.K. Investing activities, including approximately €2.800 billion of net proceeds from portfolio activities, used €810 million in fiscal 2002.
- Siemens management proposed a dividend of €1.00 per share. The prior year dividend per share was €1.00.

Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets." Accordingly, Siemens no longer amortizes goodwill. Net income in fiscal 2001 included goodwill amortization of €562 million, which reduced reported earnings per share by €0.63. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

Acquisitions and dispositions

Atecs Mannesmann

During fiscal 2002, Siemens undertook several transactions related to the fiscal 2001 acquisition of Atecs Mannesmann AG (Atecs), a large German automotive and automation technology group.

On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716 million. This business had been accounted for as an asset held for sale, and no gain or loss was recorded in connection with the disposition.

In January 2002, Siemens exercised its put option contract, in connection with the Atecs transaction, which gave Siemens the right to sell Rexroth AG (Rexroth), a wholly owned subsidiary of Atecs, to Robert Bosch GmbH for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. The put option was exercisable from January 2002 through December 31, 2002.

In the second quarter of fiscal 2002, Vodafone AG exercised its option to sell to Siemens its 50% minus two shares stake in Atecs. In connection with this exercise, Siemens made a cash payment of €3.7 billion to Vodafone AG.

Infineon Technologies AG

On December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon's outstanding share capital to an irrevocable, non-voting trust under a trust agreement. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred.

During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon for net proceeds of €556 million and a tax-free gain of €332 million. In January 2002, the Company sold 40 million shares of Infineon resulting in net proceeds of €966 million with a resulting tax-free gain of €604 million. At September 30, 2002 our ownership interest was 39.7% and our voting interest was 33.3%, which includes the voting interest of Infineon shares in the Siemens German Pension Trust (Siemens Pension Trust e.V.).

As we no longer have a majority voting interest in Infineon, we have from December 2001 no longer included the assets and liabilities and results of operations of Infineon in our consolidated financial statements and instead account for our ownership interest in Infineon using the equity method. See notes to the consolidated financial statements.

Other dispositions

On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. to Juniper Networks, Inc. for a combined sales price of €376 million cash and €208 million in Juniper stock. The sale transaction resulted in a pre tax gain of €421 million. As a result of the transaction Siemens acquired 9.73% of Juniper Networks common shares. The Juniper shares held by Siemens are subject to certain disposal restrictions which limit the amount of shares which Siemens may sell.

In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the transaction, Siemens also sold the Metering division of its Power Transmission and Distribution group, the Ceramics division of its Power Generation group, and Network Systems, a regional service business belonging to its Information and Communication Networks group. The business activities were sold to a holding company, called Demag Holding s.a.r.l (Luxembourg). KKR holds an 81% and Siemens a 19% stake in the holding company. The gross sales price was €1.69 billion. Taking into account Siemens' stake in the holding company as well as a shareholder note of €38 million, a vendor note of €215 million and the net debt of €372 million assumed by KKR, Siemens received net cash proceeds of about €1.0 billion. The transaction resulted in a pretax gain of €21 million and it was treated as a sale of a portfolio of businesses. However, separate results were allocated to the operating segments where the sold businesses had previously resided. As a result, Information and Communication Networks (ICN) and Power Generation (PG) were allocated gains of €153 million and €68 million respectively, while Power Transmission and Distribution (PTD) was allocated a loss of €54 million.

Siemens will account for its 19% interest in Demag Holding at cost. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens' participation is only passive in nature.

Segment information analysis

Operations

Information and Communications

Information and Communication Networks (ICN)

ICN Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	20%	(691)	(861)
EBIT margin		(7.2)%	(6.7)%
Total sales	(25)%	9,647	12,882
New orders	(31)%	8,697	12,639
Net cash from operating and investing activities		711	(2,350)

	September 30, 2002	2001
Net capital employed	1,100	3,039
Employees (in thousands)	39	51

Continuing difficult conditions in the telecommunications equipment market had the harshest effect on ICN, which had EBIT of negative €691 million, compared to a negative €861 million in the prior year. The current year included €577 million in severance charges and asset write-downs. Asset write-downs included write-offs of inventory, receivables and venture capital investments. In addition, the group recorded a goodwill impairment of €378 million at the Access Solutions division related to Efficient Networks, as the market for Efficient's DSL equipment significantly weakened compared to expectations at the time ICN acquired the business in fiscal 2001. Partially offsetting these charges were €634 million in gains primarily related to the sale of businesses, including Unisphere Networks. This figure also includes a gain of €153 million for the sale of ICN's network systems businesses in the United Kingdom, France and Italy, which were part of the portfolio of business activities sold to KKR. The prior year included severance charges of €387 million and write-downs of assets totaling €672 million, partially offset by €120 million in gains on the sale of investments in start-up companies. ICN's EBIT in fiscal 2001 does not include the impairment of goodwill associated with the Efficient acquisition, as described below in "Reconciliation to financial statements."

The steep plunge in capital expenditures by telecommunication network operators, particularly in the U.S. and Germany, had a direct effect on the carrier switching business, (consisting of the Wireline Networks, Optical Networks and Access Solutions divisions) which suffered a sharp decline in sales and orders and a corresponding impact on its profitability. The Enterprise Networks division reversed its loss in the prior year to stabilize its business and post a solid profit in fiscal 2002. For ICN as a whole, sales in fiscal 2002 fell 25% compared to the prior year, to €9.647 billion, while orders dropped 31%, to €8.697 billion.

Net capital employed decreased from €3.039 billion to €1.100 billion as a result of ICN's aggressive working capital management initiatives, divestments, asset write-downs and the goodwill impairment at the Access Solutions division related to Efficient. Net cash from operating activities and investing activities increased significantly from negative €2.350 billion in fiscal 2001, which included the acquisition of Efficient Networks, to a positive €711 million, as the efforts just noted more than offset ICN's negative EBIT for the year. Cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities described below. EVA in fiscal 2002 was negative, but improved compared to the prior year due to ICN's reduction in Net capital employed.

In fiscal 2001, ICN implemented its Profitability and Cash Turnaround (PACT) program, which is aimed at cutting costs, consolidating the group's worldwide manufacturing infrastructure and optimizing its business portfolio. In fiscal 2002, the PACT program was expanded to include a total headcount reduction of approximately 20,500 positions, up from a planned 10,000 positions announced in fiscal 2001. The reduction in personnel is expected to be achieved through attrition, early retirement, and voluntary and involuntary terminations. Fiscal 2001 severance charges totaling €387 million were incurred related to the termination of employees in locations worldwide, employed in various functions including manufacturing and administration. The payout on this plan was substantially completed in fiscal 2002. In fiscal 2002, additional severance charges of €352 million were incurred worldwide in connection with the PACT program for employees in various functions. The majority of this is expected to be paid out in fiscal 2003. ICN expects additional expenses in fiscal 2003 to complete the headcount reduction program.

Information and Communication Mobile (ICM)

ICM Performance Data (€ in millions)	Change	Year ended September 30, 2002	2001
EBIT		96	(307)
EBIT margin		0.9%	(2.7)%
Total sales	(2)%	11,045	11,299
New orders	(3)%	11,538	11,866
Net cash from operating and investing activities		594	14

	September 30, 2002	2001
Net capital employed	1,973	2,607
Employees (in thousands)	29	30

ICM was back in the black in fiscal 2002, posting EBIT of €96 million compared to a €307 million loss in the prior year, which included asset write-downs of €441 million. The Mobile Phones division was primarily responsible for this turnaround, posting EBIT of €82 million compared to a negative €540 million a year earlier, a period which included significant charges for asset write-downs, particularly for excess handset inventories. In fiscal 2002, the division was especially successful in the mid- and low-end segment where it introduced a number of new products. This resulted in an increase in unit sales to 33.3 million compared to 28.7 million handsets a year earlier. The division leveraged this increase in unit volume by significantly improving its cost structure within a cost cutting program initiated in fiscal 2001. In addition to streamlining marketing and selling activities and improving its purchasing, the division successfully implemented design-to-cost strategies, including increased sharing of a common technology platform across multiple product lines.

The Networks division recorded an EBIT of €5 million compared to €435 million in fiscal 2001. During fiscal 2002 the division faced ongoing price erosion and declining demand for wireless infrastructure products and services. In response to these prevailing market conditions, the division is expanding its "Top on Air" productivity program into fiscal 2003, in order to further reduce its costs. A headcount reduction plan initiated in fiscal 2001 was expanded during the year to a total targeted reduction of approximately 4,000 positions worldwide. The reduction in personnel is expected to be achieved through attrition, early retirement, and voluntary and involuntary terminations across various functions. EBIT in fiscal 2002 included €105 million for severance charges of which nearly half was paid to employees during the year. The remainder is expected to be paid out in fiscal 2003. In fiscal 2002, the division recorded higher provisions on customer financing receivables, including a €51 million write-off in the second half of the year associated with a customer serving Africa and the Middle East. The Cordless Products division made a significant contribution to ICM's earnings for the year. The group's results for the year also include ICM's share amounting to €17 million, of the loss at the Fujitsu Siemens Computers joint venture.

For ICM as a whole, sales edged down 2%, to €11.045 billion, and orders declined 3%, to €11.538 billion compared to fiscal 2001. The decline in volume was evident at the Networks division, as a drop in sales of GSM infrastructure equipment was not compensated by an increase in sales of next-generation UMTS equipment.

Net capital employed decreased from €2.607 billion in fiscal 2001 to €1.973 billion mainly due to aggressive working capital management, primarily accounts receivable and inventories. Net cash from operating and investing activities increased significantly to €594 million in fiscal 2002 compared to €14 million last year, due to increased profitability and improved asset management. Cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities noted above and due to commitments to extend customer financing in the Networks division. (For additional information see "Customer financing".) EVA remained negative, but improved in fiscal 2002 due to positive earnings and lower Net capital employed.

Siemens Business Services (SBS)

SBS Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT		101	(259)
EBIT margin		1.7%	(4.3)%
Total sales	(4)%	5,773	6,034
New orders	(1)%	6,256	6,303
Net cash from operating and investing activities		173	339

	September 30, 2002	2001
Net capital employed	264	492
Employees (in thousands)	34	36

EBIT at SBS was €101 million in fiscal 2002 compared to a negative €259 million a year ago. The prior year included €242 million charges for severance and asset write-downs and a €44 million gain on a sale of an investment. The severance charges in fiscal 2001 totaled €196 million as part of a plan to eliminate 2,200 positions. During fiscal 2002 €140 million of this amount was paid to employees and the remainder is expected to be paid out in fiscal 2003. The prior year was also affected by loss provisions relating to two significant business process outsourcing contracts totaling €192 million. Management at SBS continues to focus on risks associated with long-term business process outsourcing contracts, particularly regarding our long-term contract with National Savings & Investments in the U.K. EBIT margin at SBS increased to 1.7% in fiscal 2002 compared to negative 4.3% a year ago. Sales slid 4% below the prior-year level, to €5.773 billion, and orders held steady at €6.256 billion, despite a difficult market for IT services. Net capital employed decreased from €492 million a year ago to €264 million in fiscal 2002 due to working capital management and lower capital expenditures. Net cash from operating and investing activities was €173 million in fiscal 2002, a period which included the severance payments noted above. Net cash from operating and investing activities of €339 million in fiscal 2001 benefited from higher sales of receivables to Siemens Financial Services (SFS). EVA turned positive in fiscal 2002 due to higher earnings and lower Net capital employed.

Automation and Control

Automation and Drives (A&D)

A&D Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	(26)%	723	981
EBIT margin		8.4%	11.0%
Total sales	(3)%	8,635	8,947
New orders	(4)%	8,728	9,065
Net cash from operating and investing activities		1,019	533

	September 30, 2002	2001
Net capital employed	2,197	2,619
Employees (in thousands)	51	54

A&D was one of Siemens' top earnings performers for the year, delivering €723 million in EBIT and an 8.4% EBIT margin. Despite declining sales, A&D's largest division, Industrial Automation Systems, was able to maintain a strong EBIT margin. The Large Drives division achieved higher volume and EBIT as it translated large orders into sales and benefited from productivity measures initiated in fiscal 2001. EBIT also included charges of €26 million, including headcount reduction in the U.S. and a €10 million loss on the sale of an investment. In comparison, EBIT a year earlier was €981 million. EBIT in the prior year did not include an impairment of goodwill associated with the acquisition of Milltronics, which is discussed in "Reconciliation to financial statements." Sales for A&D overall slid 3% to €8.635 billion and orders declined 4% to €8.728 billion, due in part to negative currency effects and weak demand in the Americas, particularly in the U.S. Net capital employed decreased from €2.619 billion to €2.197 billion due to improvements in working capital management, particularly regarding inventories and accounts receivable. This development also drove the improvement in net cash from operating and investing activities, which almost doubled from €533 million to €1.019 billion. EVA was positive, but lower than in the prior year.

Industrial Solutions & Services (I&S)

I&S Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT		(198)	97
EBIT margin		(4.4)%	2.1%
Total sales	(2)%	4,480	4,563
New orders	(16)%	4,120	4,881
Net cash from operating and investing activities		(107)	(39)

	September 30, 2002	2001
Net capital employed	315	487
Employees (in thousands)	29	30

I&S battled weakness in the market for industrial solutions, posting EBIT of negative €198 million for the year compared to a positive €97 million in fiscal 2001. I&S took €152 million in charges for severance programs and capacity adjustments in fiscal 2002 primarily at the Industrial Services division, which turned negative after solid earnings in fiscal 2001. Reduced investments by major customers in the industrial sector resulted in a sharp decline in volume at the Metals, Mining and Paper Technologies division as well as at the Infrastructure and Marine Solutions division. These declines resulted in negative EBIT, including severance charges for both businesses after positive earnings a year ago. The severance charges in fiscal 2002 totaled €118 million for a plan to eliminate approximately 1,600 positions. During fiscal 2002, €35 million of this amount was paid to employees, with the remainder scheduled for payment in fiscal 2003.

Sales fell 2%, to €4.480 billion, while orders declined 16%, to €4.120 billion in part due to greater selectivity regarding new business. Net capital employed decreased to €315 million due in part to higher liabilities and lower inventories, compared to €487 million in the prior year. Net cash from operating and investing activities decreased from a negative €39 million to a negative €107 million, due to decreased profitability and lower sales of receivables to SFS. I&S's cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities noted above. EVA turned negative primarily due to lower profitability.

Siemens Dematic (SD)

SD Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT		45	(59)
EBIT margin		1.5%	(2.3)%
Total sales	19%	2,995	2,520
New orders	23%	2,810	2,281
Net cash from operating and investing activities		(70)	261

	September 30, 2002	2001
Net capital employed	975	957
Employees (in thousands)	12	12

SD posted EBIT of €45 million compared to a negative €59 million a year earlier, when the group recorded significantly higher contract loss provisions and other charges totaling €95 million. In contrast, SD was profitable in all four quarters of fiscal 2002, as the group successfully integrated the Dematics businesses acquired from Atecs. The Material Handling division increased profitability at its U.S. operations through improved project management. The division also lowered contract loss provisions particularly in Europe as it increased overall productivity. The Postal Automation division returned to profitability. In contrast, EBIT of the Electronics Assembly Systems division turned negative compared to positive earnings a year ago, primarily due to a prolonged and deepening slump in the market for telecommunications equipment, affecting demand for its pick and place equipment. EBIT margin for the group improved to a positive 1.5%, compared to the negative level in the prior-year.

Sales of €2.995 billion and orders of €2.810 billion were 19% and 23% higher than in fiscal 2001, respectively, primarily because the prior period included only five months' consolidation of the Dematic businesses. On a comparable basis, sales and orders declined year-over-year, reflecting the slowdown at the Electronics Assembly Systems division. Net capital employed was nearly unchanged at €975 million. Cash from operating and investing activities was a negative €70 million compared to a positive €261 million in the prior year, as customer prepayments decreased significantly and the group made payments for previously accrued contract loss provisions. Higher earnings helped improve SD's EVA, which is still negative.

Siemens Building Technologies (SBT)

SBT Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	48%	195	132
EBIT margin		3.5%	2.4%
Total sales	2%	5,619	5,518
New orders	1%	5,601	5,549
Net cash from operating and investing activities		295	49

	September 30, 2002	2001
Net capital employed	1,778	2,241
Employees (in thousands)	36	37

SBT increased its EBIT to €195 million in fiscal 2002 from €132 million a year earlier. Prior-year results included charges primarily at the Fire and Safety division in the U.S., together with costs associated with the closure of certain facilities and related headcount reduction at the Building Automation and Fire and Safety divisions. EBIT margins improved as the group focused on higher-margin projects, and reorganized at the Fire & Security Products division.

Orders and sales for SBT overall were up 1% and 2%, respectively, to €5.601 billion and €5.619 billion, as increases at Building Automation and acquisition-related increases at Security Systems were offset by decreases at Facility Management. The decrease in Net capital employed from €2.241 billion to €1.778 billion was due to improvements in working capital and reductions in property, plant and equipment. The improvement in net cash from operating and investing activities, from €49 million to €295 million, was a result of lower capital expenditures as well as decreases in inventories, increases in accounts payable and improvements in accounts receivable management. EVA increased but remains negative.

Power

Power Generation (PG)

PG Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	150%	1,582	634
EBIT margin		16.7%	7.4%
Total sales	10%	9,446	8,563
New orders	(13)%	10,586	12,219
Net cash from operating and investing activities		662	2,045

	September 30, 2002	2001
Net capital employed	(144)	(1,020)
Employees (in thousands)	26	26

PG led all Siemens groups with €1.582 billion in EBIT and an EBIT margin of 16.7%, compared to €634 million in EBIT and a 7.4% margin a year earlier. EBIT for fiscal 2002 included income of approximately €100 million from the net effect of updated estimates of project completion performance, a gain from the sale of a business included in the portfolio of business activities which Siemens sold to KKR, fees derived from customer cancellation of orders, which were partially offset by charges related to planned consolidation of manufacturing capacity. Further consolidation-related charges may be incurred in fiscal 2003 depending on market developments.

Sales increased 10% year-over-year, to €9.446 billion. Much of the increase reflected the conversion of past orders to current revenues. The sales trend slowed significantly over the course of the year, especially in the fourth quarter. Orders decreased 13% to €10.586 billion, as U.S. demand for gas turbines, which began slowing in the second quarter, came to a virtual halt by the fiscal year's end. PG's backlog dropped from €26 billion, including approximately €11 billion of reservations, at the end of the prior year to €20 billion at September 30, 2002, including approximately €5 billion in reservations. During the year, PG converted €4.1 billion of reservations to confirmed orders.

Net capital employed rose from negative €1.020 billion to negative €144 million, as prior customer prepayments were translated into project inventories and not replaced with new prepayments. This same trend also affected net cash from operating and investing activities, which decreased from €2.045 billion a year ago to €662 million in fiscal 2002. Cash flow will be impacted in future periods due to expected lower customer prepayments. Excellent profitability more than offset negative trends in lower customer prepayments, and contributed to PG's improved EVA.

Power Transmission and Distribution (PTD)

PTD Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	14%	109	96
EBIT margin		2.6%	2.4%
Total sales	4%	4,199	4,053
New orders	14%	4,429	3,887
Net cash from operating and investing activities		149	(331)

	September 30, 2002	2001
Net capital employed	928	994
Employees (in thousands)	17	21

PTD reported €109 million in EBIT despite a loss of €54 million on the sale of its Metering division, which was included in the portfolio of business activities sold by Siemens to KKR. EBIT in the prior year was €96 million. Fiscal 2002 earnings were driven primarily by strong performance at the High Voltage, Medium Voltage and Power Automation divisions. EBIT for the current fiscal year included charges of €34 million primarily for a severance program. Sales rose 4%, to €4.199 billion, and orders climbed 14%, to €4.429 billion, benefiting from a large order booked early in the year. Sales growth slowed at the end of the year due to slowing activity in the U.S. power market. Net capital employed decreased slightly to €928 million due to improvements in working capital and the sale of the Metering division. Working capital improvements also had a positive effect on net cash from operating and investing activities, which increased by €480 million to €149 million. The prior year's cash flow was impacted by acquisitions. EVA was negative, due primarily to the loss on the sale of the Metering division.

Transportation

Transportation Systems (TS)

TS Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	33%	247	186
EBIT margin		5.7%	4.6%
Total sales	9%	4,367	4,021
New orders	(7)%	5,247	5,647
Net cash from operating and investing activities		95	752

	September 30, 2002	2001
Net capital employed	(741)	(932)
Employees (in thousands)	17	14

TS increased its EBIT 33% to €247 million compared to €186 million a year earlier. EBIT margin rose to 5.7% for the year compared to 4.6% last year. Sales climbed 9%, to €4.367 billion, as TS converted large prior year orders into current year sales. Orders of €5.247 billion were 7% lower than in fiscal year 2001, when TS booked a large railcar order valued at approximately €1.6 billion. This year's new orders included a high-speed rail link in the Netherlands for €404 million, a turnkey subway system in Bangkok for €356 million and a 14-year, full-service contract for maintenance of high-speed trains in Spain for €305 million. The group's backlog stood at €11.2 billion at year-end, level with the end of the prior year. Net capital employed increased from a negative €932 million to a negative €741 million as TS used advance payments for project inventories. Net cash from operating and investing activities decreased from €752 million to €95 million, due to lower advance payments. The rate at which TS receives advance payments for customer projects will have an impact on its cash flow in future periods. EVA increased on higher profitability due to improved productivity and an increased focus on higher-margin projects.

Siemens VDO Automotive (SV)

SV Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT		65	(261)
EBIT margin		0.8%	(4.6)%
Total sales	49%	8,515	5,702
New orders	49%	8,515	5,702
Net cash from operating and investing activities		224	(89)

	September 30, 2002	2001
Net capital employed	3,746	3,605
Employees (in thousands)	43	44

SV turned in a profitable year, with EBIT of €65 million compared to a negative €261 million in fiscal 2001, as its integration and consolidation programs, initiated last year, showed results. SV benefited from a €56 million gain on the sale of its Hydraulik-Ring business in fiscal 2002 and from the effects of its cost-reduction program initiated in fiscal 2001. The relative improvement in EBIT also benefited from the fact that fiscal 2002 included 12 months of results from the automotive operations acquired from Atecs, while fiscal 2001 included only five months. The prior year included €90 million in asset write-downs split between losses on the divestment of the group's wiring harness business and write-downs of investments. The current year included charges for write-downs of certain intangible assets. Sales and orders of €8.515 billion were 49% higher than in fiscal 2001, largely reflecting full-year inclusion of the Atecs businesses compared to five months in the prior year.

Net capital employed increased from €3.605 billion to €3.746 billion due to increased capital spending especially for manufacturing equipment for Diesel technology. Net cash from operating and investing activities improved from negative €89 million to positive €224 million, due mainly to €107 million in proceeds from the sale of Hydraulik-Ring and to the improvement in earnings. Higher earnings also improved EVA, which remained negative.

Medical

Medical Solutions (Med)

Med Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	26%	1,018	808
EBIT margin		13.4%	11.2%
Total sales	6%	7,623	7,219
New orders	0%	8,425	8,444
Net cash from operating and investing activities		1,124	86

	September 30, 2002	2001
Net capital employed	3,414	3,844
Employees (in thousands)	31	30

Med achieved a new high in earnings with EBIT of €1.018 billion, 26% higher than the €808 million earned in fiscal 2001. Gross profit increased, particularly in the group's imaging systems divisions, driven by productivity improvements in connection with new products. EBIT margin rose more than two percentage points, to 13.4%. Med's imaging systems businesses also drove sales growth of 6% to €7.623 billion compared with the prior year. Delayed investment decisions in new technologies by customers of the Health Services division combined with order increases at the imaging systems divisions, to result in stable order development for the year at €8.425 billion.

Net capital employed decreased from €3.844 billion to €3.414 billion due to improvements in accounts receivable management. Cash from operating and investing activities was €1.124 billion, up from €86 million in the prior year which included the acquisition of Acuson. Cash from operating and investing activities improved on increased profitability and asset management. Higher earnings on decreased assets increased EVA.

Lighting

Osram

Osram Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
EBIT	(21)%	365	462
EBIT margin		8.4%	10.2%
Total sales	(4)%	4,363	4,522
New orders	(4)%	4,363	4,522
Net cash from operating and investing activities		284	349
		September 30, 2002	2001
Net capital employed		2,436	2,485
Employees (in thousands)		35	35

Osram generated €365 million in EBIT compared to €462 million a year earlier, a period that included €54 million in non-operating gains. EBIT margin was also lower, at 8.4%, but that level still ranked among the highest of the groups. Sales of higher-margin products at the Automotive Lighting division resulted in a solid improvement in EBIT margin which were more than offset by margin erosion in particular in the Opto-semiconductors division. Sales and orders slid 4%, to €4.363 billion, reflecting economic weakness particularly in Osram's large U.S. market.

Net capital employed decreased slightly to €2.436 billion, compared to €2.485 billion in the prior year. Net cash from operating and investing activities decreased from €349 million to €284 million. EVA decreased on lower earnings, but was still strongly positive.

Corporate, eliminations (Operations) and reconciliation to financial statements

Corporate, eliminations (Operations) and Reconciliation to financial statements include various categories of items which are not allocated to the groups, because the Managing Board has determined that such items are not indicative of group performance. These include certain non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate costs such as domestic pension-related income or expense, certain corporate-related derivative activities, and centrally held equity investments, business units and corporate projects. Reconciliation to financial statements includes various items excluded by definition from EBIT.

Corporate, eliminations

Corporate, eliminations consists of four main components: corporate items, consisting primarily of corporate expenses; investments earnings (losses), which include our share of earnings (losses) from equity investments held centrally; non-allocated pension-related income (expense); and "eliminations, other". EBIT for Corporate, eliminations as a whole was a negative €1.183 billion compared to a negative €320 million a year ago.

Corporate items decreased to €671 million in fiscal 2002 from €838 million in 2001, driven primarily by reduction in corporate expenses.

Investment earnings were a negative €16 million compared to a positive €253 million a year earlier. The current period includes gains on the sale of two centrally held investments totaling €133 million, which were more than offset by Siemens' equity share of Infineon's net loss in fiscal 2002. Fiscal 2001 includes a loss on the sale of a domestic equity and debt security fund of €209 million, which was more than offset by gains of €227 million on the sale of available-for-sale-securities.

Non-allocated pension-related income (expense) was a negative €250 million compared to a positive €279 million in the prior year. This line item was negatively affected by changes in pension trust net asset values, lower return assumptions, and increased amortization expense related to the underfunding of our pension trusts.

"Eliminations, other" was negative €246 million in fiscal 2002 compared to negative €14 million in the prior year. Fiscal 2002 primarily includes charges of €146 million related to the sale of a portfolio of businesses to KKR and charges of €70 million relating to the write-off of centrally held investments. Fiscal 2001 included €78 million in expenses on centrally managed litigation, €74 million in corporate interest expense in part related to the Atecs acquisitions and €63 million in severance charges. Offsetting these items in fiscal 2001 were a gain of €114 million related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and a gain of €162 million resulting from the positive resolution of certain asset-disposal contingencies.

Reconciliation to financial statements

Other interest expense: Other interest expense for fiscal 2002 was €96 million, compared to €304 million in fiscal 2001, a period which included interest expense on a temporary €3.6 billion liability related to the acquisition of Atecs. Lower interest expense in the current period reflects lower interest rates and lower payments on intracompany financing (see "Liquidity and capital resources" below).

Goodwill amortization and purchased in-process R&D expense: In fiscal 2001, Siemens recorded €665 million in goodwill amortization and purchased IPR&D expenses of Operations. IPR&D of €126 million derived from the acquisitions of Acuson, Efficient and Atecs.

Gains on sales and dispositions of significant business interests: Gains on sales and dispositions of significant business interests in fiscal 2002 include gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market.

Included in gains on sales and dispositions of significant business interests in fiscal 2001 was a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to the Siemens German Pension Trust. We also recorded a €484 million gain resulting from an additional capital offering by Infineon, achieved through the sale of 60 million of its shares in the fourth quarter of fiscal 2001. Following an earlier capital increase at Infineon, achieved through acquisitions, we recorded an aggregate gain of €122 million. Siemens did not participate in these capital increases or receive any proceeds from them.

The €3.459 billion pre-tax gain on the contribution of the Infineon shares in April 2001 to the Siemens German Pension Trust was a non-cash item; the total amount recorded was based upon the market price of Infineon shares at the date of the transfer. The business purpose of the contribution of the Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust, ahead of substantial new pension obligations arising from our acquisition of Atecs in the third quarter of fiscal 2001. As part of the purchase price, Siemens assumed Atecs' unfunded pension obligations. In addition, the transfer of Infineon shares represented a further step towards meeting our long-stated goal of disposing of our interest in Infineon over time. While U.S. pension plans subject to the U.S. Employment Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of plan assets, the Siemens German Pension Trust is not subject to such ERISA provisions.

Other special items: Other special items in fiscal 2001 included charges totaling €927 million taken for impairment of goodwill relating to acquisitions made by ICN and A&D. These charges are not included in EBIT from Operations. They include a charge of €746 million resulting from the impairment of goodwill associated with the acquisition by ICN of Efficient Networks, Inc, a provider of DSL equipment in the United States. Shortly after the acquisition of Efficient, worldwide demand for DSL products contracted sharply. Additionally, the total charges include €181 million for impairment of goodwill primarily associated with the acquisition by A&D of Milltronics, Ltd. For more information see notes to the consolidated financial statements.

Also included in special items in fiscal 2001 is a write-down of €258 million of inventories and other assets in connection with a long-term, centrally managed production and outsourcing contract for a border control system in Argentina. This contract, originally entered into by SBS, was canceled by government decree.

Lower tax rates enacted by the tax reform passed in Germany in October 2000, and the consequent adjustment of Siemens' deferred tax balances at October 1, 2000, resulted in a one-time reduction of €222 million in income tax expense in fiscal 2001.

Financing and Real Estate

Siemens Financial Services (SFS)

SFS Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
Income before income taxes	37%	216	158
Total sales	21%	582	481
Net cash from operating and investing activities		282	(496)

	September 30, 2002	2001
Total assets	8,681	9,501
Employees (in thousands)	1	1

Earnings before income taxes rose 37% at SFS, to €216 million, positively influenced by strong investment income in the Equity division, especially equity earnings from an investment in a power station in Indonesia and the sale of an investment in Portugal. Higher net interest income and lower provisions in the Equipment & Sales Financing division contributed significantly to the group's earnings improvement. Earnings before income taxes for SFS in fiscal 2001 were €158 million. Sales increased 21%, to €582 million from €481 million in fiscal 2001. Sales primarily represent lease revenues from operating leases and do not reflect the bulk of the group's business in capital leases and other financing activities. Total assets decreased from €9.501 billion to €8.681 billion in fiscal 2002, primarily at the Equipment & Sales Financing division, especially due to the division's factoring business and significant foreign exchange effects.

Net cash from operating activities and investing activities increased significantly, from negative €496 million in fiscal 2001 to a positive €282 million primarily due to the above-mentioned asset reductions at the Equipment & Sales Financing division. EVA improved due to the increase in earnings.

Siemens Real Estate (SRE)

SRE Performance Data

(€ in millions)	Change	Year ended September 30, 2002	2001
Income before income taxes	8%	229	213
Total sales	5%	1,612	1,542
Net cash from operating and investing activities		309	393

	September 30, 2002	2001
Total assets	4,090	3,791
Employees (in thousands)	2	2

SRE earned €229 million before income taxes on sales of €1.612 billion, up from €213 million and €1.542 billion, respectively, a year earlier. The group's improved earnings were primarily due to increased profitability on higher sales related to real estate management and lease administration activities, which more than offset a reduction in gains from the disposal of real estate compared to the prior year. Total assets increased from €3.791 billion to €4.090 billion in fiscal 2002, due to the assumption of control of most of SBT's real estate properties in fiscal 2002. Net cash from operating and investing activities decreased from €393 million in fiscal 2001 to €309 million. EVA improved due to the increase in earnings.

Component information – statements of income

Operations

The following table presents selected income statement information for the Operations component:

Operations

(in millions of €)	Year ended September 30, 2002	2001
Net sales from operations	83,127	82,427
Gross profit on sales	22,805	22,235
as percentage of sales	27.4%	27.0%
Research and development expenses	(5,650)	(5,427)
as percentage of sales	(6.8)%	(6.6)%
Marketing, selling and general administrative expenses	(15,083)	(15,559)
as percentage of sales	(18.1)%	(18.9)%
Other operating income (expense), net	326	(118)
Income (loss) from investments in other companies, net	(142)	(24)
Income from financial assets and marketable securities, net	124	263
Interest income (expense) of Operations, net	94	(41)
EBIT	2,474	1,329
as percentage of sales	3.0%	1.6%

Net sales from Operations increased 1% to €83.127 billion compared to €82.427 billion a year earlier. The net effect of acquisitions and dispositions contributed 4% to this development, reflecting primarily the inclusion of the VDO and Dematic businesses beginning in May 2001. Revenues were negatively affected by foreign currency effects of 2%, primarily involving exchange rates between the U.S. dollar and the euro. Positive contributions primarily from PG, TS and Med as well as additions from the integration of the VDO and Dematic businesses were offset by declining sales at ICN, ICM, SBS as well as A&D.

Gross profit as a percentage of sales was 27.4% compared to 27.0% in the prior year. Higher productivity led to significantly higher gross margins at PG and Med. SV's gross margin increased in part due to the full year consolidation of the acquired Atecs businesses and an improved cost position. SBS increased its gross margin in comparison to fiscal 2001, a year which included severance charges and higher loss contract accruals. In contrast, A&D's gross profit margin declined in fiscal 2002 due in part to margin erosion and warranty charges. I&S recorded a lower gross margin in fiscal 2002 due primarily to severance charges. See the analysis above for further comments on the individual groups.

Research and development expenses (R&D) increased 4% to €5.650 billion in fiscal 2002, reflecting our ongoing commitment to R&D in a wide variety of areas. R&D spending as a percentage of sales was 6.8% compared to 6.6% a year earlier, driven by increased R&D spending at SV and Med, and by stable R&D investments at ICN and ICM relative to declining sales.

Marketing, selling and general administrative expenses decreased 3% to €15.083 billion compared to last year, and declined as a percentage of sales from 18.9% to 18.1%. Reduced outlays for marketing lowered expenses at ICN, ICM and A&D, while higher sales drove higher expenses at PG and Med. The current year included lower provisions for accounts and loans receivable, while the prior year included higher loans receivable provisions including a write-down of a loan related to Winstar Communications, Inc.

Other operating income (expense), net was a positive €326 million compared to a negative €118 million last year. The current period includes a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million nonrecurring gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the sale of a portfolio of business activities to KKR, and contract cancellation penalties received by PG. Offsetting these gains was a €378 million impairment related to Efficient Networks at ICN's Access Solutions division. The prior period included a loss on the divestment of a business at SV.

Income (loss) from investments in other companies, net was a negative €142 million compared to a negative €24 million in the prior year. The current year includes Siemens' equity loss relating to Infineon, offset by a €133 million gain on the sale of two investments. The prior year included a loss of €209 million on the sale of a centrally managed investment and higher charges and expenses resulting from write-downs of venture capital and equity investments at ICN and SV.

Income from financial assets and marketable securities, net was a positive €124 million compared to a positive €263 million in the last year. The current year was positively affected by higher gains related to the treatment of derivative contracts not qualifying for hedge accounting. Last year included a gain of €227 million on the sale of marketable securities from Siemens' centrally managed equities portfolio, a gain of €44 million from the sale of an investment at SBS, as well as gains of €120 million from the sale of venture capital investments at ICN, offset by €184 million in charges from write-downs of marketable securities, that suffered a material decline in value which we have determined to be other than temporary.

Interest income (expense), net of Operations was €94 million compared to net interest expense of €41 million a year earlier, primarily due to declining interest rates and lower average interest-bearing liabilities.

EBIT from Operations for fiscal 2002 was €2.474 billion, compared with €1.329 billion for fiscal 2001 reflecting the factors noted above. Both periods included charges of €1.482 billion and €1.863 billion, respectively, primarily for severance programs and asset write-downs. EBIT margin increased to 3.0% compared to 1.6% in fiscal 2001.

Other interest expense for fiscal 2002 was €96 million, compared to €304 million in fiscal 2001, a period which included interest expense on a temporary €3.6 billion liability related to the acquisition of Atecs. Lower interest expense in the current period reflects lower interest rates and lower payments on intracompany financing (see "Liquidity and capital resources" below).

In fiscal 2001, Siemens recorded €665 million in goodwill amortization and purchased IPR&D expenses of Operations. IPR&D of €126 million derived from the acquisitions of Acuson, Efficient and Atecs.

Gains on sales and dispositions of significant business interests in fiscal 2002 include gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market. Gains on sales and disposition of significant business interests in the prior year included a gain of €3.459 billion resulting from the irrevocable transfer of 93.8 million Infineon shares into the Siemens German Pension Trust, and a gain of €606 million resulting from capital increases at Infineon.

Other special items in fiscal 2001 included goodwill impairments of €927 million related to Efficient and Miltronics, and a €258 million write-down of inventories and assets associated with the cancellation of a centrally managed outsourcing contract in Argentina.

Financing and Real Estate

The following table presents selected income statement information for the Financing and Real Estate component:

Financing and Real Estate	Year ended September 30,	
(in millions of €)	2002	2001
Sales	2,186	2,016
Gross profit on sales	476	435
Marketing, selling and general administrative expenses	(282)	(297)
Other operating income, net	151	143
Income from investments in other companies, net	44	37
Income (expense) from financial assets and marketable securities, net	(25)	(15)
Other interest income, net	81	68
Income before income taxes	445	371

Sales from Financing and Real Estate for the fiscal year 2002 increased 8% to €2.186 billion compared to fiscal 2001. The increase is attributable predominantly to the Equipment & Sales Financing division at SFS and the assumption of SBT's real estate property at SRE. Marketing, selling and general administrative expenses decreased €15 million to €282 million. Other operating income, net was €151 million compared to €143 million last year. Income from investments in other companies, net increased from €37 million to €44 million in fiscal 2002, reflecting in part strong investment earnings at SFS' Equity division. Income (expense) from financial assets and marketable securities, net was a negative €25 million compared to a negative €15 million in the prior year. For fiscal 2002, other interest income, net was €81 million compared to €68 million in fiscal 2001. As a result, income before income taxes for the fiscal year 2002 increased to €445 million compared to €371 million for fiscal 2001.

Eliminations, reclassifications and Corporate Treasury

This component of Siemens worldwide includes results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component (excluding Infineon Technologies AG) and to our Financing and Real Estate component. It also includes eliminations of activity conducted between those two components, and reclassification of financial items which are associated with Operations but not included in EBIT from Operations. Since December 2001, Infineon has been accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury. To the extent that Infineon provided products and services to the Operations groups in the prior year, when Infineon was still consolidated in Siemens' results, those effects are eliminated here as well.

Reclassifications in fiscal 2002 include gains of €936 million resulting from the Infineon share sales mentioned above, reclassified from gains on sales and disposition of significant business interests to other operating income for Siemens worldwide. Fiscal 2001 includes reclassification of €665 million in goodwill amortization and purchased IPR&D, with €126 million in IPR&D related to the acquisitions of Acuson, Atecs and Efficient reclassified as research and development expense for Siemens worldwide and the remainder consisting of goodwill amortization reclassified into other operating expense. Reclassifications from gains on sales and disposition of significant business interests in fiscal 2001 include the €3.459 billion gain from transferring shares of Infineon to the Siemens German Pension Trust and the €606 million gain from capital increases at Infineon, both reclassified to other operating income. Reclassification of other special items includes the €927 million in Efficient and Milltronics impairments, reclassified as other operating expense for Siemens worldwide, and the €258 million write-down related to the contract in Argentina, reclassified into cost of goods sold.

Siemens worldwide

The following table presents selected income statement information for Siemens worldwide:

Siemens worldwide (in millions of €)	Year ended September 30, 2002	2001
New orders	86,214	92,528
New orders in Germany	17,812	18,921
International orders	68,402	73,607
Sales	84,016	87,000
Sales in Germany	18,102	19,144
International sales	65,914	67,856
Gross profit on sales	23,206	23,105
as percentage of sales	27.6%	26.6%
Research and development expenses	(5,819)	(6,782)
as percentage of sales	(6.9)%	(7.8)%
Marketing, selling and general administrative expenses	(15,455)	(16,640)
as percentage of sales	(18.4)%	(19.1)%
Other operating income, net	1,321	2,762
Income (loss) from investments in other companies, net	(114)	49
Income from financial assets and marketable securities, net	18	173
Interest income (expense) of Operations, net	94	(32)
Other interest income, net	224	43
Income before income taxes	3,475	2,678
Income taxes	(849)	(781)
as percentage of income before income taxes	24%	29%
Minority interest	(29)	191
Net income	2,597	2,088

New orders in fiscal 2002 decreased from €92.528 billion to €86.214 billion. Orders in Germany decreased 6% to €17.812 billion, while international orders decreased 7% to €68.402 billion in this year. Sales for the fiscal year 2002 decreased 3% to €84.016 billion. Sales in Germany decreased 5% to €18.102 billion, while international sales decreased 3% to €65.914 billion. International business accounts for approximately 80% of Siemens' total volume.

Orders in the U.S. for the fiscal year decreased 14% to €21.205 billion and sales decreased 4% to €20.288 billion. The difference between sales and order trends in the U.S. was driven primarily by the end of the gas turbine boom. In Asia-Pacific, orders decreased 8% to €10.092 billion and sales decreased 13% to €9.668 billion. China continued to account for the largest share of sales in the region, contributing €3.223 billion. In Europe outside Germany, orders decreased 5% and sales increased 2%.

Gross profit margin in fiscal 2002 increased by one percentage point to 27.6% from 26.6% in the prior year, a period which included full-year consolidation of Infineon's low gross profit margin. Higher gross profit margins at PG, Med, SV and SBS in the current year were offset by lower margins primarily at A&D and I&S. Gross profit in fiscal 2001 also included the effect of the €258 million write-down related to Argentina.

Research and development (R&D) expenses decreased from €6.782 billion to €5.819 billion compared to prior year. R&D spending represented 6.9% of sales, compared to 7.8% last year. Included in R&D expenses for the prior year are IPR&D charges of €126 million related to Operations, as well as R&D expenses of €1.189 billion relating to Infineon.

Marketing, selling and general administrative expenses were €15.455 billion in fiscal 2002 compared to €16.640 billion in fiscal 2001. This figure represents 18.4% of sales, compared to 19.1% last year. The majority of the decrease is attributable to the deconsolidation of Infineon, effective December 2001. In the prior year Infineon contributed €786 million to the total. Operations also contributed to the decrease of marketing, selling and general administrative expenses, due to reduced outlays for marketing and lower provisions for accounts and loans receivable.

Other operating income (expense) net was €1.321 billion compared to €2.762 billion last year. The current period includes gains of €936 million resulting from Infineon share sales, the €421 million gain on the sale of Unisphere Networks by ICN, the €60 million non-recurring gain at ICN, the €56 million gain on the sale of Hydraulik-Ring by SV, the gain from the KKR transaction, and contract cancellation penalties received by PG. Offsetting these gains was the €378 million impairment at ICN's Access Solutions division related to Efficient Networks. The prior year included the €3.459 billion pre-tax gain from the transfer of Infineon shares to the Siemens German Pension Trust, the €606 million gain related to capital increases at Infineon, and the €927 million in goodwill impairments related to the acquisitions of Efficient and Milltronics. Also included in other operating expense in fiscal 2001 is €562 million of goodwill amortization. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets," and no longer amortizes goodwill.

The effective tax rate on income for the fiscal year 2002 was approximately 24%, which was positively impacted by the tax-free sales of Infineon shares. The effective tax rate on income for fiscal 2001 was approximately 29%, which was also positively impacted by the tax-free sale of a part of our interest in Infineon as well as lower income tax rates mandated in fiscal 2001 by the tax reform passed in Germany in October 2000. This resulted in a one-time reduction of €222 million in income tax expense resulting from the adjustment of Siemens' deferred tax balances at October 1, 2000. Both periods included negative tax impacts from non-deductible goodwill impairments.

EVA performance

During fiscal 2002, Siemens continued its enterprise-wide focus on economic value added (EVA). We tie a significant portion of our executive incentive compensation to achieving EVA targets.

EVA is a financial performance measurement of the value created or destroyed by a business. In simple terms, it compares the profitability of a business against the cost of capital used to run that business. We use this measure of performance in addition to income before income taxes and EBIT, because those measures focus on results without taking into consideration the cost of capital employed in the business. In this manner, EVA complements EBIT. For each group in Operations, the EVA calculation begins with Siemens' central management assessment of the risk-adjusted cost of capital for the group. This amount is then multiplied by the Net capital employed for the group, and the result is subtracted from net operating profit after taxes to arrive at EVA. A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying.

Because the two major components of Siemens – Operations and Financing and Real Estate – are fundamentally different from each other, we adjust our calculations of EVA accordingly. In the case of Operations, we use EBIT as the base measure and apply a flat tax charge of 35% for calculating net operating profit. We calculate the percentage cost of capital for each group by taking the weighted average of the after-tax cost of debt and equity of Siemens and apply an adjustment factor, which takes into account the specific risks associated with the particular business. In fiscal 2002, management's determination of the cost of capital for the groups within Operations ranged from 8% to 10%. This percentage is applied against average net operating assets in order to determine capital cost. In the case of Financing and Real Estate, we take income before taxes as the base measure and again apply a flat tax rate of 35% to arrive at income after taxes. From this result we deduct the cost of capital, which is calculated by multiplying the percentage cost of capital (as determined by Siemens management) by the risk-adjusted equity allocated to the Financing and Real Estate component. Other organizations that use EVA as a measure of financial performance may define and calculate EVA differently.

Siemens worldwide realized a positive EVA of €617 million in fiscal 2002, compared to a negative €743 million in fiscal 2001.

EVA calculation

(in millions of €)	2002	2001
Operations		
EBIT from Operations	2,474	1,329
Taxes and other	(933)	(332)
Net operating profit after taxes	1,541	997
Net capital employed (at September 30)	15,755	18,613
Financial adjustments/average calculation[1]	6,960	8,801
Average net operating assets	22,715	27,414
Capital cost	(2,061)	(2,524)
Operations	**(520)**	**(1,527)**
Financing and Real Estate		
Income before income taxes	445	371
Taxes and other	(133)	(110)
Net operating profit after taxes	312	261
Equity	1,850	1,790
Capital cost	(165)	(158)
Financing and Real Estate	**147**	**103**
Eliminations, reclassifications and Corporate Treasury	**54**	**45**
Siemens excluding Infineon	**(319)**	**(1,379)**
EVA for Infineon[2]		(1,368)
Siemens worldwide before adjustment	**(319)**	**(2,746)**
Adjustment for certain centrally recorded gains/charges[3]	936	2,003
Siemens worldwide	**617**	**(743)**

(1) The term "net operating assets" is the same as Net capital employed except for the effects of financial adjustments and the fact that average net operating assets are calculated as the average total of four fiscal quarters with a time lag of one quarter.

(2) In fiscal 2002 EVA for Infineon is included in EVA for Operations.

(3) Centrally recorded gains in fiscal 2002 represent gains on the sale of shares in Infineon. Prior year items included a gain of €3.459 billion resulting from the transfer of Infineon shares into the Siemens German Pension Trust, and a gain resulting from capital increases at Infineon, partially offset by goodwill impairments and charges related to a centrally managed outsourcing contract.

Dividend

Siemens AG, the parent company of all businesses discussed in this report, recorded a net income under German accounting principles of €1.009 billion for fiscal 2002, compared to €899 million in the previous year.

At the Annual Shareholders' Meeting scheduled for January 23, 2003, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.00 per share as a dividend, which aggregates to a total payout of €890 million. The prior year dividend was also €1.00 per share.

Liquidity and capital resources

Cash flow

The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

Net cash provided by the operating activities of the **Operations** component for the fiscal year 2002 totaled €4.277 billion compared to €5.885 billion in fiscal 2001. Cash flow from operating activities for fiscal 2002 included €1.782 billion in supplemental cash contributions to Siemens' pension trusts. Before the contribution, cash provided from operating activities of Operations in fiscal 2002 was €6.059 billion. Changes in net working capital (current assets less current liabilities) provided €1.019 billion in the current fiscal year compared to cash provided of €3.523 billion in fiscal 2001. The current year period reflects positive cash flows from the reduction of inventories particularly at ICN, ICM and PG, while the prior year experienced an increase in inventories. Accounts receivable were reduced at ICN, ICM, A&D, TS and Med, and accounts payable decreased, following a significant increase in fiscal 2001. Cash flow from customer prepayments at PG and TS within other liabilities declined significantly compared to an increase in the prior year and are expected to decrease further in fiscal 2003. Severance programs initiated in fiscal 2001 and expanded in fiscal 2002 will negatively impact cash flow from operating activities over approximately the next two years.

Net cash used in investing activities within Operations was €250 million, compared to net cash used of €4.519 billion in fiscal 2001. Capital expenditures excluding acquisitions were €3.412 billion, €1.051 billion lower than in previous fiscal year. Cash used for acquisitions was €3.787 billion compared to €3.898 billion in the prior year. The current fiscal year included a €3.657 billion payment to complete the Atecs-Mannesmann transaction initiated in fiscal 2001. Cash used in acquisitions in the prior year included a €1 billion initial deposit for Atecs and €2.38 billion for the acquisitions of Acuson and Efficient. Proceeds from the sales and dispositions of businesses in fiscal 2002 totaled €6.097 billion, including sales of Rexroth, Sachs, the portfolio of businesses sold to KKR, Unisphere, Hydraulik-Ring and €1.522 billion related to Infineon.

Proceeds from sales of long-term investments, intangibles and property plant and equipment totaled €801 million compared to €3.454 billion in the prior year, a period which included €2.555 billion in proceeds from the sale of a domestic equity and debt security fund.

Net cash provided by operating activities within the **Financing and Real Estate** component for the fiscal year 2002 was €558 million compared to €654 million in fiscal 2001. Higher net income was offset by a net increase in working capital.

Net cash used by investing activities in Financing and Real Estate was €100 million compared to net cash used of €870 million a year earlier. This development was driven by decreases of finance receivables, primarily related to leasing, compared to a significant increase in the prior year. Fiscal 2001 included higher proceeds, net of collections, from the sale of accounts receivable by SFS, including asset securitization using SieFunds amounting to €866 million. During fiscal 2002, collections on previously sold accounts receivable outpaced new sales by €607 million.

Net cash provided by operating activities of **Siemens worldwide** totaled €5.564 billion in fiscal 2002 compared to €7.016 billion in fiscal 2001. Cash provided by operating activities for fiscal 2002 included €1.782 billion in supplemental cash contributions to Siemens' pension trusts. Changes in net working capital provided €1.323 billion of cash in fiscal 2002 compared to €4.328 billion in fiscal 2001. This decrease was due primarily to the effect of receivable sales and lower liabilities in fiscal 2002.

Net cash used in investing activities of Siemens worldwide was €810 million in fiscal 2002 compared to net cash used of €5.886 billion last year. Capital expenditures including the purchase of investments and excluding acquisitions were €4.226 billion, down €3.532 billion compared to €7.758 billion a year earlier, a period which included €2.578 billion in capital expenditures at Infineon.

Net cash provided by operating and investing activities of Siemens worldwide was €4.754 billion compared to net cash provided of €1.130 billion a year earlier.

Net cash used by financing activities for Siemens worldwide was €859 million compared to net cash used of €95 million in fiscal 2001. The current period included the payment of dividends of €888 million and €847 million for repayment of debt. The prior year period included the proceeds received through the issuance of two bonds with a total volume of €4 billion shown in Corporate Treasury, partially offset by dividends of €1.412 billion, which included a bonus dividend and repayments of debt amounting to €976 million.

For Siemens worldwide, total net cash provided by operating activities of €5.564 billion, less net cash used in investing and financing activities of €1.669 billion as well as the deconsolidation of Infineon and currency translation effects, resulted in €3.394 billion increase in cash and cash equivalents, to €11.196 billion.

Capital Resources and Capital Requirements

Siemens is committed to a strong financial profile, characterized by a conservative capital structure which gives us excellent financial flexibility.

Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	Moody's Investors Service	Standard & Poor's
Long-term debt	Aa3	AA–
Short-term debt	P-1	A–1+

Recently, the rating agencies have focused more specifically on an assessment of liquidity risk. Moody's most recent liquidity risk assessment for Siemens as of June 20, 2002, classified the liquidity profile of the Company as "very healthy."

Capital resources at September 30, 2002 included €11.2 billion in cash and cash equivalents. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2002 Corporate Treasury managed approximately 90% of Siemens' worldwide cash and cash equivalents. Corporate Treasury carefully manages placement of cash and cash equivalents subject to strict credit requirements and counterparty limits. Another €399 million is held in available-for-sale marketable securities, including shares in Epcos AG and a portion of our interest in Juniper Networks, Inc. In addition, our remaining shares in Infineon had a market value of approximately €1.6 billion based on the share price at September 30, 2002. In addition to these capital resources, SFS has established structures for raising funds through the sale of accounts receivable, either by issuing asset-backed securities under our SieFunds program or by selling portfolios of receivables directly to banks. Siemens continues to place a high priority on managing cash flows from operating and investing activities.

Capital requirements include normal debt service and regular capital spending. Approximately €2.1 billion of debt including €94 million of commercial paper is scheduled to become due in fiscal 2003. Capital spending prgrams have been reduced in line with more difficult market conditions. In addition, the deconsolidation of Infineon at the end of the first quarter of fiscal 2002, which had accounted for a substantial percentage of overall capital expenditures of Siemens worldwide, has resulted in considerably lower capital expenditures compared with previous periods. We plan capital expenditures for property, plant and equipment for the coming fiscal year to be slightly above current depreciation expense of approximately €2.9 billion for fiscal 2002. Our shareholders' equity at September 30, 2002 was €23.521 billion, a decrease of €291 million since September 30, 2001. (See also the discussion of pension plan funding below.) We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 16, 2003. We have no plans to exercise this authorization except to provide shares to be offered to employees as stock options.

Principal Sources of Liquidity

Our principal source of liquidity is cash flow from operating and investing activities, totaling €4.754 billion in fiscal 2002 after supplemental contributions of €1.782 billion to Siemens' pension funds. Strong cash flows are complemented by the substantial capital resources noted above. We further strengthened our financial flexibility through a set of backstop facilities, commercial paper programs, and a medium-term note program. The backstop facilities consist of €4.4 billion in unused committed lines of credit. We recently raised the limits for our commercial paper programs, under which we typically issue instruments with a maturity of less than 90 days, to U.S.$3.0 billion in the U.S. domestic market and €3.0 billion in the euro market. The amount outstanding under all commercial paper programs was €94 million at September 30, 2002. We recently raised the limits for our euro market medium-term note program to €5.0 billion. The amount outstanding under this program was €1.624 billion at September 30, 2002

Our unused backstop facilities are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks, an aggregate of €1 billion revolving loan facility expiring February 2004 provided by two domestic banks, and a €400 million revolving loan facility expiring in July 2006 provided by a domestic bank. The U.S $3.0 billion backstop facility was established during the third quarter of fiscal 2002 and replaced a U.S.$2.0 billion facility. Each of the backstop facilities denominated in euros contains a standard Material Adverse Change clause of the type typically included in low-risk backstop facility agreements, whereas the new backstop facility denominated in U.S. dollars does not contain such a clause.

Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

In addition to the above-described sources of liquidity, we constantly monitor funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to maintaining excellent financial flexibility and limiting undue repayment risks.

Financing and Real Estate is also a key component in managing the financial affairs of the Company. As noted above, SFS has raised funds either by issuing asset-backed securities under our SieFunds program, or by selling portfolios of receivables directly to banks. In fiscal 2002 the Company limited the amount of outstanding accounts receivable under both alternatives to about €1 billion. Due to our ample capital resources we do not anticipate further use of this funding option in the near term. A full disussion of receivable securitization activities is provided below under "Asset securitization and sales of receivables."

Contractual Obligations and Commercial Commitments

In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service as well as operating lease commitments. Other commercial commitments, including primarily guarantees of credit of third parties, are contingent upon the occurrence of specific events. Commercial commitments also include guarantees involving customer financing arrangements and our SieFunds program. Following is a detailed discussion of these contractual obligations and commercial commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2002.

		Payments due by period (in millions of €)			
Contractual obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Debt	12,346	2,103	3,173	3,729	3,341
Operating leases	2,496	400	753	517	826
Total contractual cash obligations	**14,842**	**2,503**	**3,926**	**4,246**	**4,167**

Debt – At September 30, 2002, Siemens worldwide had €12.346 billion of short- and long-term debt, of which €2.103 billion will become due within the next 12 months. Included in short-term debt is €94 million of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next 12 months. At September 30, 2002, the weighted average maturity of our bonds and notes due after one year was 4.8 years. At September 30, 2001, total debt was €12.610 billion. (Further information about the components of debt is given in notes to the consolidated financial statements.)

Debt for Siemens worldwide at September 30, 2002 consisted of the following:

(€ in millions)	Short-Term	Long-Term
Notes and bonds	330	9,307
Loans from banks	1,461	152
Other financial indebtedness	272	535
Obligations under capital leases	40	249
Subtotal	2,103	10,243
Total debt		**12,346**

Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing together with intracompany liabilities between the components is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2002, €7.871 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2002 the Financing and Real Estate component additionally held €175 million and €436 million in short-term and long-term debt, respectively, from external sources.

In fiscal 2000 Siemens Nederland N.V. as the owner of the underlying shares of stock of Infineon Technologies AG issued €2.5 billion of 1% exchangeable notes due in 2005. For fiscal years 2001 and 2002 this debt was recorded under Corporate, Eliminations (Operations). Beginning fiscal 2003 this debt is recorded under Corporate Treasury.

The capital structure of the Financing and Real Estate component at September 30, 2002 consisted of the following:

	September 30,			
	2002		2001	
(€ in millions)	SFS	SRE	SFS	SRE
Assets	8,681	4,090	9,501	3,791
Allocated equity	930	920	870	920
Total debt	6,730	1,751	7,419	1,347
Therein intracompany financing	6,469	1,402	7,099	1,128
Therein debt from external sources	261	349	320	219
Debt to equity ratio	7.24	1.90	8.53	1.46

Both Moody's and Standard & Poor's view Siemens Financial Services as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards in banking. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.

Operating leases – At September 30, 2002, the Company had a total of €2.496 billion in total future payment obligations under non-cancellable operating leases.

The following table summarizes contingent commercial commitments as of September 30, 2002.

		Amount of commitment expiration per period (€ in millions)			
Other commercial commitments	Total amounts committed	Less than 1 year	1–3 years	4–5 years	After 5 years
Lines of credit	222	222			
Guarantees	3,138	2,648	250	19	221
Other commercial commitments	1,387	571	350	207	259
Total	**4,747**	**3,441**	**600**	**226**	**480**

Lines of Credit – At September 30, 2002, Siemens provided SieFunds with a liquidity line of €222 million in support of SFS' asset securitization activities. SieFunds has additional arrangements for liquidity lines from third parties independent of Siemens.

Guarantees – Guarantees are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements (see also "Customer financing" below). In our project businesses, we will also selectively provide credit or performance guarantees related to projects involving third-party participants. The €3.138 billion total in the table above includes €455 million in customer financing guarantees and €137 million in guarantees related to our SieFunds program. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. Guarantees also include an amount of €767 million at September 30, 2002 related to the sale of our defense electronics business in 1998, reduced from €1.5 billion at September 30, 2001.

Other commercial commitments – The Company has commitments related to customer financing arrangements represented by approved but unutilized loans and guarantees of approximately €936 million at September 30, 2002. (See "Customer financing" below.) Siemens also has commitments to make capital contributions of €112 million through Siemens Project Ventures (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At September 30, 2002, Siemens had a small portfolio of nine infrastructure projects, seven in the power business and two in the telecommunications business. The largest such commitment relates to Jawa Power, a power generation project in Indonesia. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, particularly political risks. At September 30, 2002, the net equity investment in these projects totaled approximately €250 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

We also have commitments to make capital contributions totaling €251 million to certain project companies and to venture capital investments. Other commercial commitments also include €51 million in discounted bills of exchange and €37 million in collaterals and other commitments.

Provisions – In the ordinary course of business Siemens establishes various types of provisions. As of September 30, 2002 provisions for contract losses totaled approximately €1.0 billion. Accrued contract losses relate primarily to the groups PG (€290 million), TS (€130 million), ICN (€116 million), SBS (€80 million), ICM (€73 million) and SD (€71 million). For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominately over the next two fiscal years.

Asset securitization and sales of receivables

Although not a principal source of liquidity for Siemens, asset securitization, together with limited direct sales of receivables to banks, are a supplemental enhancement to our financing strategy and demonstrate an aspect of our flexible funding approach. The Company limited the amount of outstanding accounts receivable under both alternatives to about €1 billion. Due to our ample capital resources we do not anticipate further use of this funding option in the near term.

Asset securitization involves the repackaging of accounts receivable into securities that are sold in the commercial paper market. This involves the separation of the credit risk of the accounts receivable from the credit risk of the originator (i.e., Siemens) through the sale of the accounts receivable to a non-consolidated special purpose entity. To fund the purchase price payable to the originator, the special purpose entity issues commercial paper. The commercial paper is secured by and repaid with the future cash flows generated by the accounts receivable. To increase investor confidence in the securitization the originator (seller) of the accounts receivable generally retains a subordinated interest in the receivables equivalent to estimates of potential loss exposure. Such subordinated interests also enhance the credit rating of the commercial paper issued. For accounts receivable originated by Siemens, this interest amounts to approximately €50 million at September 30, 2002 compared to €65 million at September 30, 2001. Retained interests are collected by Siemens after the underlying receivables are settled.

Additionally, Siemens provides a transaction-specific letter of credit to SieFunds for possible losses exceeding the amount of the retained interests in receivables originated by Siemens and third parties. Furthermore, Siemens also provides a program-wide letter of credit which covers additional contingent liabilities. At September 30, 2002, these letters of credit amounted to €137 million compared to €243 million at September 30, 2001. We believe the likelihood is remote that these letters of credit would be accessed. Both letters of credit are included in the total amount of guarantees noted above.

Finally, Siemens provides liquidity lines to SieFunds. In the unlikely event that SieFunds could not obtain refinancing in the commercial paper market, Siemens has agreed to lend SieFunds an amount covering this liquidity risk exceeding the amount of the transaction-specific letter of credit noted above and liquidity support provided by third parties. These liquidity lines amounted to €222 million at September 30, 2002 compared to €849 million at September 30, 2001. We believe, however, based on historical experience that the likelihood that SieFunds would draw down these liquidity lines is remote.

The SieFunds structure includes two types of special purpose entities. The first entity purchases the accounts receivable and meets the accounting criteria for a qualifying special purpose entity (QSPE). A qualifying entity's activities must be restricted to passive investment in financial assets and issuance of beneficial interests in those assets. The second SieFunds entity is a multi-seller commercial paper conduit which purchases beneficial interests in the accounts receivable of the QSPE and finances these purchases by issuing commercial paper. This second entity is not a QSPE. SFS is the administrator of both the commercial paper conduit and the QSPE. Under current U.S. GAAP, neither of these special purpose entities are consolidated in Siemens' consolidated financial statements. Proposals currently under consideration by the Financial Accounting Standards Board (FASB) would change the criteria for consolidation of such entities by their administrator and/or the seller of the receivables. As Siemens currently assumes both of these roles for SieFunds, such changes if adopted by the FASB, would require Siemens to consolidate SieFunds in its current structure in the future.

At September 30, 2002, SieFunds held accounts receivable originated by Siemens of €249 million compared to €815 million at September 30, 2001. The commercial paper issued by SieFunds have always received the highest available ratings from Standard & Poor's and Moody's of A-1+ and P-1, respectively.

Pension plan funding

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of our domestic employees and many of our foreign employees. In order to fund Siemens' obligations under the defined benefit plans, our major pension plans are funded with assets in segregated pension trusts. These assets are managed by specialized asset managers. In general, the asset allocation is based on pension asset and liability studies and is reviewed on a regular basis. Siemens has established consistent reporting standards for the respective pension plans.

Funding status – At September 30, 2002, the overall funding status shows an underfunding of €5.0 billion, as the projected benefit obligation (PBO) of €19.5 billion exceeded the fair value of plan assets which totals €14.5 billion. The further increase in underfunding compared to September 30, 2001, is due primarily to a negative actual return on plan assets of €1.2 billion including a negative actual return on plan assets related to the Siemens German Pension Trust of €0.7 billion, as a result mainly of the negative performance of international equities markets in the second half of fiscal 2002 which more than offset the positive development earlier in fiscal 2002. To reduce the funding gap, the Company made voluntary contributions in cash of €1.8 billion to the pension trusts in Germany, the U.S. and the U.K. in September 2002. In October 2002, Siemens made additional supplemental contributions of €0.8 billion, thereof €0.4 billion in cash and €0.4 billion in real estate, resulting in an overall supplemental funding of €2.6 billion.

Further funding – Funding decisions for the group's pensions plans are made based upon due consideration of developments affecting plan assets and pension liabilities as well as minimum funding requirements and local tax deductibility.

Taking into account an existing prepaid pension asset, the underfunding led to the recognition of an additional minimum liability adjustment as of September 30, 2002 of €8.973 billion. Of this amount, €8.863 billion (€5.412 billion net of tax) was recorded in accumulated other comprehensive income as a separate component of shareholders' equity and €110 million was recorded as an intangible asset.

Asset allocation – As of September 30, 2002, 46% of the worldwide plan assets were invested in fixed income securities compared to 31% as of September 30, 2001, and 33% in equities compared to 61% as of September 30, 2001. Only 3% of the worldwide plan assets (5% of domestic plan assets) were invested in approximately 87 million shares of Infineon Technologies AG. As of September 30, 2002 and 2001, 13% and 2%, respectively, of the worldwide pension plan assets were held in cash and 8% and 6%, respectively, in real estate assets.

In addition to the reduced valuation levels of equities, the reduced level of worldwide plan assets invested in equities was mainly driven by the Siemens German Pension Trust, which changed its asset allocation during fiscal 2002 in the light of the adverse developments in the international equity markets. The percentage of domestic plan assets invested in equities was reduced from 58% at the beginning of fiscal 2002 to 20% at the end of fiscal 2002, whereas the percentage of domestic plan assets invested in fixed income securities was increased from 36% at the beginning of fiscal 2002 to 58% at the end of fiscal 2002.

Net periodic pension cost – In fiscal 2002 total net periodic pension cost including service cost was €447 million (including €183 million for the domestic pension plans) compared to total net periodic pension income of €51 million (including €259 million net periodic pension income for the domestic pension plans) in the prior fiscal year. The increase in net periodic pension cost is mainly attributable to the domestic pension plans. As of September 30, 2001, unrecognized losses of the domestic pension plans exceeded the 10% corridor limitation. These losses are amortized into expense over fifteen years, resulting in €212 million in expense for fiscal 2002. Additionally, we adjusted the expected return on plan assets for the Siemens German Pension Trust from 9.5% in fiscal 2001 to 8.25% in fiscal 2002 in order to reflect an expected decline in future long-term investment performance as well as to allow for the reduced investment in equities. In combination with a decreased asset base this had a negative effect on net periodic pension expenses of €184 million.

Based on the determined actuarial assumptions, net periodic pension expense in fiscal 2003 will increase by approximately €550 million. The negative development of pension costs is due primarily to a further decline in the expected rate of return on plan assets for the most significant pension benefit plans as a result of adjustments in the overall asset allocation in combination with lower market expectations. The weighted-average expected rate of return decreases from 8.0% in fiscal 2002 to 6.8% in fiscal 2003 (for the Siemens German Pension Trust the decrease was from 8.25% to 6.75%).

For further information regarding pension and postretirement benefits, see notes to the consolidated financial statements.

	Total loans and guarantees		Thereof			
			Loans		Guarantees	
(in € billions)	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Approved commitments	2.5	2.5	1.9	1.6	0.6	0.9
Utilized	1.6	1.7	1.1	1.0	0.5	0.7
Not utilized	0.9	0.8	0.8	0.6	0.1	0.2
Commitments under negotiation	–	0.8	–	0.8	–	–
Total	**2.5**	**3.3**	**1.9**	**2.4**	**0.6**	**0.9**

Customer financing

The table above presents customer financing commitments requiring approval of Siemens' Corporate Executive Committee of the Managing Board at September 30, 2002 and September 30, 2001.

Siemens' strong financial profile enables us to selectively provide customers with financing. We also selectively assist customers in arranging financing from various third-party sources, including export credit agencies. This has historically been an important competitive advantage in such long-cycle businesses as power generation, transportation, and telecommunications. We also provide direct vendor financing and grant guarantees to banks in support of loans to Siemens customers and we may enter into a combination of the above arrangements. We evaluate such financing requirements on a very selective basis; we have forgone and will continue to forgo new business contracts if the financing risks are not justifiable relative to the rewards. Due to significantly lower levels of capital spending at most major telecommunications operators, however, requests for such financing have decreased.

According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations groups that exceed €25 million for customers with an investment-grade financing risk and €12.5 million for customers with a non-investment financing risk. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analyzed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. SFS conducts this risk assessment independent of the Operations groups, in support of the decision-making role of the Corporate Executive Committee. The Operations groups retain overall business responsibility for such financing arrangements, which impact Net capital employed.

At September 30, 2002, approved and contractually committed financing totaled approximately €2.5 billion relating primarily to projects at ICN and ICM. This amount was unchanged from September 30, 2001. For comparison, current net accounts receivable were €15.2 billion and €17.7 billion and net current and non-current loans and other accounts receivable were €5.2 billion and €6.0 billion at September 30, 2002 and September 30, 2001, respectively. Of the total €2.5 billion approved and contractually committed financing, €1.6 billion has been utilized either by providing supplier credits (approximately €1.1 billion) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens' customers (approximately €455 million). The largest exposures before taking provisions into account are financings to Telecom Asia Corp. Public Company Ltd., Thailand (€270 million), which was rescheduled in 1999, and Is Tim GSM, Turkey (€133 million). Exposure related to a financing to Orascom, Telecel group in various African countries (€130 million) is partly covered by the export credit agency of the government of Belgium.

Also included in the €2.5 billion total is approximately €936 million which has been approved for customer financing but has not yet been utilized. The amount at September 30, 2001 was approximately €800 million. Included in the current period total are commitments to provide financing for three UMTS wireless network projects including a new financing for H3G S.p.A. in Italy (€295 million), and two projects shared with NEC Corp. of Japan including Retevisión Móviles S.A. (Amena) in Spain (€152 million) and Hutchison 3G Limited in Great Britain (approximately €121 million). Also included is a commitment related to Cell C in South Africa (€101 million) and BTS Tanayong in Thailand (€135 million).

As of September 30, 2002, we were not in negotiation on any customer financing commitments requiring approval of the Executive Committee of the Managing Board. We had €818 million in such financing commitments under negotiation at September 30, 2001.

Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer's rating or by the credit analysis performed by SFS (in support of the Executive Committee) meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to Siemens in the financial markets. Provisions are also established on an individual basis taking into account the credit-worthiness of the customer and the characteristics of the project being financed. Additionally, provisions are established considering the specific credit risks of certain countries. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

Critical accounting policies

The preparation of consolidated financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present our position and the result of our operations. The following of our accounting policies are significantly impacted by such management judgment and estimates.

Revenue recognition on long-term contracts

Our ICN, ICM, SBS, I&S, SD, PG, PTD and TS groups conduct a significant portion of their business under long-term contracts with customers. We generally account for long-term construction projects and certain long-term service contracts using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the Operating groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer's credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion.

Accounts Receivable

The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions. As of September 30, 2002 and September 30, 2001, Siemens recorded a total valuation allowance for accounts receivable of €1.585 billion and €1.785 billion, respectively. Additionally, Siemens selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing have significantly decreased. The related credit approval process is described in detail above under our discussion of "Customer financing."

Goodwill

SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its book value including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division's goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. In fiscal 2002, we took an impairment of €378 million at the Access Solutions division of ICN related to Efficient, and had total goodwill at September 30, 2002 of €6.459 billion. For more information see notes to the consolidated financial statements.

Pension and postretirement benefit accounting
Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the Siemens German Pension Trust based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of certain pension plans at their respective measurement dates, the additional minimum liability is recorded net of deferred tax assets in other comprehensive income. Our postretirement benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.

The assumptions used for the calculation of net periodic pension cost in fiscal 2003 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €160 (€200) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €172 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €320 (€280) million. For a discussion of our current funding status and the impact of these critical assumptions, see notes to the consolidated financial statements, Pension plans and similar commitments.

Accruals
Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our Operating groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, particularly in our Power business, and estimates involving warranty costs.

Risk management

Within its worldwide activities in the electrical engineering and electronics industry, Siemens is exposed to a number of risks that arise in the ordinary course of its business. We have described our risk management system and all the risks that we consider material below.

Our risk management policy is to take advantage of opportunities while taking on only those risks that are necessarily associated with creating economic value. Risk management is therefore an integral part of our business processes and decisions, including corporate governance.

The Corporate Executive Committee is responsible for Siemens' risk management and control system. The groups' management execute this policy in line with our organizational and accountability structure. Each operating unit or business entity is accountable for managing the risks associated with its regional or worldwide business.

To measure, monitor and manage our exposure to risk, we use a variety of management and control systems, including an enterprise-wide strategy planning and reporting process. The business targets and risk control measures are continually monitored during the year through our existing control systems and processes and our reporting processes. Our internal auditors regularly review the adequacy and efficiency of our risk management and control systems. In this manner, the Managing Board and the Supervisory Board are kept informed of material risks on a timely basis. This and other corporate governance procedures are described in detail under "Corporate Governance."

Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. The risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

Business risks

The worldwide markets or our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. Siemens faces downward price pressures and aggressive competitive pricing, especially in the businesses of the Information and Communications groups (I&C), and is exposed to market downturns or slower growth, particularly in the highly volatile mobile communications market of ICM, the carrier switching businesses of ICN and the gas turbine business of PG. The current weak economic situation has already influenced our business perspectives, as shown by the significant cost-cutting, headcount reduction, and asset write-down measures taken in fiscal 2002. Future success will therefore depend also on our success with such programs. From a technological perspective, we experience rapid and significant changes due to the introduction of new technologies. To maintain a high level of innovation and competitiveness, we continue to execute divestitures, acquisitions, strategic alliances and joint ventures. Transactions such as these carry inherent risks associated with the challenges of integrating people, operations, technologies and products. To counter these risks, we employ defined mergers and acquisitions and post-merger processes. We also have to face the risk that acquired technologies may become obsolete due to unforeseen business or market developments.

Operational risks

Within many areas of Operations, including the businesses of PG, PTD, TS, the I&C groups and I&S, we are engaged in large and complex projects. In such projects, the risks include unexpected technological problems, unforeseen developments at project sites, problems at our partner companies or logistic difficulties. This may lead to the Company to incur significant cost over- runs or penalties. We also have production facilities worldwide with a high degree of organizational and technological complexity. Therefore, we face risks or problems within our value chain processes such as operational failures, quality problems and potential product safety, labor safety or environmental risks. To prevent operational failures, we have established a comprehensive set of policies and procedures relating to project and quality management, product safety, labor safety, and environmental protection. We also continuously develop and refine our production processes and technologies, as well as our administrative processes. In addition, we rigorously maintain our facilities and train our employees.

Supplier risks

We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, delivery schedules and costs. Also, the unexpected rise of purchasing prices due to market shortages or currency fluctuations can affect the performance of certain of our operating units. We try to counter these risks by monitoring our supply markets, working closely with our suppliers and using long-term supplier agreements.

Human resources risks

Competition for highly qualified management and technical personnel is intense in the industries in which our business units operate. This is especially relevant in connection with employees with scientific, technical or industry-specific knowledge or developing new technologies and products. Therefore, our future success depends in part on our continued ability to recruit, assimilate and retain qualified management and other technical personnel. To attract and retain our personnel, we maintain intensive contact with universities and provide internal qualification programs, attractive remuneration systems and new- hire integration programs.

Credit risks

We are exposed to credit risks because we provide various forms of direct or indirect financing to our customers, as described above. This includes both large projects and smaller orders, such as equipment leasing. Infrastructure projects often require supplier financing which involve credit and country risks. Additionally, vendor financing of projects such as GSM or UMTS wireless network equipment or customers who lack established credit histories may generate special credit risks. Aside from specific risks associated with project financing, we may experience general financial risks, including delayed payments from customers or difficulties in the collection of receivables, especially given the deteriorating economic conditions in several markets, in emerging markets or when customers are start-up companies. To monitor and administer these credit risks, we have a defined project financing and credit assessment process, and we emphasize the importance of effective receivables management on an enterprise-wide basis. Furthermore, Siemens Financial Services uses credit default swaps to protect against credit risks stemming from its receivables purchase business.

Market risks

We define "market risk" as a potential loss due to an adverse move in market rates. We define "potential loss" for equity price risk as a decline in fair values due to an adverse move in market prices. For foreign exchange risk, a "potential loss" is defined as a decline in future cash flows due to an adverse move in market rates. For interest rate risk, we consider "potential loss" to mean, for fixed rate instruments, a decline in fair values, and, for variable-rate instruments, a decline in future cash flows. We use the "sensitivity analysis" method to measure our market risk.

Assets from the groups' pension plans (equity investments and interest bearing securities) are not included in the discussion below.

Equity Price Risk

We have investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2002 was €346 million, with our 9.7% interest in Juniper Networks and our 12.5% interest in Epcos AG representing a large share. We also have an equity underlying in asset swaps of €297 million. An adverse move in equity prices of 20% would reduce the value of these investments by € (129) million.

Foreign Currency and Interest Rate Exposure

Our risk management approach is to pool and analyze interest rate and currency risk exposures of the business groups. Exceptions to this approach are made in the case of country-specific restrictions and similar considerations. The pooled exposures are recorded on a real-time basis in a treasury management system maintained by our Treasury and Financing Services (TFS) division of SFS. This system allows us to perform an ongoing mark-to-market valuation of interest rate and currency risks of all pooled transactions, as well as a measure of credit exposure to individual financial institutions. We use TFS on an internal service basis as a centralized link between our Operating groups and third-party financial institutions in our financial risk management activities. TFS enters into derivative financial instruments with third-party financial institutions to offset all pooled exposures using a value-at-risk model. The derivative instruments used are readily marketable, liquid and priced on a daily basis. They include: forward exchange contracts, interest-rate swaps, cross-currency swaps, forward contracts and options. For all these tasks, TFS has in place appropriate functional and organizational separation of duties between transaction initiation, processing, risk controlling and accounting.

Our foreign currency transactions arise from our business groups as well as from investments and financing activities of Siemens as a whole. Foreign exchange risks are partly offset through our production facilities abroad, as well as through procurement and financing activities conducted in foreign currencies. We define foreign currency exposure as foreign currency-denominated cash inflows and cash outflows from anticipated transactions for the next three months, firm commitments and balance sheet items. The foreign currency exposure is determined from the point of view of the respective functional currencies of the Siemens entity where the exposure exists. Because our foreign currency inflows exceed our outflows, a weakening of foreign currencies against the euro would have a negative financial impact. For example, at September 30, 2002, we had a net long U.S. dollar exposure; therefore, if the dollar weakened against the euro, we would have been able to convert it into fewer euros.

At September 30, 2002, a parallel 10% alteration of foreign currencies would have resulted in a decline in future cash flows of €79 million, particularly to the U.S. dollar, the British pound and the Swiss franc, and €107 million at September 30, 2001. The prior year amounts exclude Infineon in order to provide comparable value.

Our fair value interest risk results primarily from our long-term fixed rate debt obligations. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis point decrease in interest rates, our fair value interest risk was €4 million and €222 million at September 30, 2002 and 2001, respectively. The significant decrease from the prior year is primarily due to further swapping of fixed versus floating interest rates of our debt.

Our cash-flow interest rate risk on our variable-rate portfolio was €67 million at September 30, 2002 and €37 million at September 30, 2001, assuming a 100-basis-point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations.

Outlook

We expect that the next fiscal year will be one of challenges. The economic climate will continue to be affected particularly by political uncertainties related to the Middle East, South America and other regions. These uncertainties will also have corresponding effects on the international capital markets. Therefore, we expect that this will lead to persistent weak investment sentiment in our important industries and regional markets, especially telecommunications and power.

As we do not expect significant improvement in overall economic conditions, and having made major disposals of businesses in the last fiscal year, we anticipate declining business volume for Siemens in the coming year. The groups should continue to improve their margins toward the goals of Operation 2003. On the other hand, net income will be affected by the relative absence of portfolio gains and considerably higher pension-related expense.

We will continue to work towards reaching the 2003 earnings targets set for our fourteen business groups even though these targets were established in December 2000 when the economic outlook was decidedly more positive. We expect that all of the groups will approach, meet or exceed their respective earnings targets. SD, whose Electronics Assembly division is affected by the crisis in the telecommunications market, and I&S which has undertaken a reorganization plan should, along with the I&C groups, reach their earnings targets in fiscal 2004. We will continue to focus on generating positive net cash from Operations, though further progress will be more difficult, since we have already made significant improvements during the last two years.

This Annual Report contains forward-looking statements based on beliefs of Siemens' management. We use the words "anticipate," "believe," "estimate," "expect," "intend," "should," "plan" and "project" to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens' risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclosure material information on an open, nonselective basis.

Consolidated Statements of Income

For the fiscal years ended September 30, 2002 and 2001 (in millions of €, per share amounts in €)

		Siemens worldwide	
	Note	2002	2001
Net sales		84,016	87,000
Cost of sales		(60,810)	(63,895)
Gross profit on sales		23,206	23,105
Research and development expenses		(5,819)	(6,782)
Marketing, selling and general administrative expenses		(15,455)	(16,640)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €37 and €617, respectively)	3, 4	1,321	2,762
Income (loss) from investments in other companies, net	5	(114)	49
Income (expense) from financial assets and marketable securities, net	6	18	173
Interest income (expense) of Operations, net	7	94	(32)
EBIT[1] from Operations / EBIT Infineon			
Other interest income (expense), net	7	224	43
Goodwill amortization and purchased in-process R&D expenses of Operations			
Gains on sales and dispositions of significant business interests			
Other special items			
Income (loss) before income taxes		3,475	2,678
Income taxes[2]	8	(849)	(781)
Minority interest		(29)	191
Net income (loss)		2,597	2,088
Basic earnings per share	28	2.92	2.36
Diluted earnings per share	28	2.92	2.36

[1] EBIT is measured as earnings before financing interest, income taxes and certain one-time items. In fiscal 2001, EBIT excluded the amortization of goodwill and purchased in-process research and development expenses. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142 and no longer amortizes goodwill. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT.

[2] The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal year 2001 are calculated based on the consolidated effective corporate tax rate excluding Infineon.

[3] As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon is included in "Income (loss) from investments in other companies, net" in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

Eliminations, reclassifications and Corporate Treasury		Operations		Infineon[3]	Financing and Real Estate	
2002	2001	2002	2001	2001	2002	2001
(1,297)	(3,114)	83,127	82,427	5,671	2,186	2,016
1,222	2,899	(60,322)	(60,192)	(5,021)	(1,710)	(1,581)
(75)	(215)	22,805	22,235	650	476	435
(169)	(166)	(5,650)	(5,427)	(1,189)		
(90)	2	(15,083)	(15,559)	(786)	(282)	(297)
844	2,537	326	(118)	200	151	143
(16)		(142)	(24)	36	44	37
(81)	(140)	124	263	65	(25)	(15)
	9	94	(41)			
		2,474	1,329	(1,024)		
239	280	(96)	(304)	(1)	81	68
	665		(665)			
(936)	(4,065)	936	4,065			
	1,185		(1,185)			
(284)	92	3,314	3,240	(1,025)	445	371
69	(30)	(809)	(1,058)	428	(109)	(121)
2		(31)	185	6		
(213)	62	2,474	2,367	(591)	336	250

Consolidated Balance Sheets

As of September 30, 2002 and 2001 (in millions of €)

		Siemens worldwide	
	Note	9/30/02	9/30/01
Assets			
Current assets			
Cash and cash equivalents		11,196	7,802
Marketable securities	9	399	791
Accounts receivable, net	10	15,230	17,734
Intracompany receivables			
Inventories, net	11	10,672	13,406
Deferred income taxes	8	1,212	1,113
Other current assets	12	5,353	10,167
Total current assets		44,062	51,013
Long-term investments	13	5,092	3,314
Intangible assets, net	14	8,843	9,771
Property, plant and equipment, net	14	11,742	17,803
Deferred income taxes	8	3,686	3,684
Other assets	15	4,514	4,533
Other intracompany receivables			
Total assets		77,939	90,118
Liabilities and Shareholder's Equity			
Current liabilities			
Short-term debt and current maturities of long-term debt	18	2,103	2,637
Accounts payable		8,649	10,798
Intracompany liabilities			
Accrued liabilities	16	9,608	10,864
Deferred income taxes	8	661	754
Other current liabilities	17	13,691	19,471
Total current liabilities		34,712	44,524
Long-term debt	18	10,243	9,973
Pension plans and similar commitments	19	5,326	4,721
Deferred income taxes	8	195	111
Other accruals and provisions	20	3,401	2,957
Other intracompany liabilities			
		53,877	62,286
Minority interests		541	4,020
Shareholders' equity	21		
Common stock, no par value Authorized: 1,145,917,335 and 1,145,773,579 shares, respectively Issued: 890,374,001 and 888,230,245 shares, respectively		2,671	2,665
Additional paid-in capital		5,053	4,901
Retained earnings		21,471	19,762
Accumulated other comprehensive income (loss)		(5,670)	(3,516)
Treasury stock, at cost. 49,864 and 1,116 shares, respectively		(4)	
Total shareholders' equity		23,521	23,812
Total liabilities and shareholders' equity		77,939	90,118

The accompanying notes are an integral part of these consolidated financial statements.

Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
9/30/02	9/30/01	9/30/02	9/30/01	9/30/01	9/30/02	9/30/01
10,269	6,103	873	907	757	54	35
25	36	356	638	93	18	24
(7)	(248)	12,058	13,850	719	3,179	3,413
(13,284)	(8,989)	13,209	8,343	208	75	438
(5)	(74)	10,592	12,485	882	85	113
64		1,143	971	39	5	103
1,028	1,781	3,306	7,428	178	1,019	780
(1,910)	(1,391)	41,537	44,622	2,876	4,435	4,906
2	6	4,797	2,348	655	293	305
	(1)	8,731	9,223	437	112	112
2	2	7,628	8,547	5,233	4,112	4,021
764		2,771	3,071	412	151	201
103	(56)	1,304	1,240	130	3,107	3,219
(931)	(152)	931	149			3
(1,970)	(1,592)	67,699	69,200	9,743	12,210	12,767
1,143	1,499	785	878	119	175	141
6	180	8,453	9,330	1,050	190	238
(7,776)	(7,068)	1,799	1,215	239	5,977	5,614
18	148	9,445	10,126	426	145	164
(206)	1	647	631	19	220	103
375	1,230	12,853	17,271	351	463	619
(6,440)	(4,010)	33,982	39,451	2,204	7,170	6,879
6,833	6,205	2,974	3,121	249	436	398
	45	5,299	4,653		27	23
(50)		119	43	53	126	15
28	(414)	3,068	2,653	319	305	399
(2,341)	(3,418)	45	155		2,296	3,263
(1,970)	(1,592)	45,487	50,076	2,825	10,360	10,977
		541	4,002	18		
		21,671	15,122	6,900	1,850	1,790
(1,970)	(1,592)	67,699	69,200	9,743	12,210	12,767

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2002 and 2001 (in millions of €)

	Siemens worldwide	
	2002	2001
Cash flows from operating activities		
Net income	2,597	2,088
Adjustments to reconcile net income to cash provided		
Minority interest	29	(191)
Amortization, depreciation and impairments	4,126	6,264
Deferred taxes	(191)	36
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(1,610)	(4,429)
(Gains) losses on sales of investments, net	(177)	141
Gains on sales and dispositions of significant business interests		
Losses (gains) on sales and impairments of marketable securities, net	4	(209)
Loss (income) from equity investees, net of dividends received	298	27
Write-off of acquired in-process research and development		195
Change in current assets and liabilities		
(Increase) decrease in inventories, net	1,349	(716)
(Increase) decrease in accounts receivable, net	1,763	1,797
Increase (decrease) in outstanding balance of receivables sold	(503)	866
(Increase) decrease in other current assets	1,213	(1,397)
Increase (decrease) in accounts payable	(899)	467
Increase (decrease) in accrued liabilities	(575)	629
Increase (decrease) in other current liabilities	(1,025)	2,682
Supplemental contributions to pension trusts	(1,782)	
Change in other assets and liabilities	947	(1,234)
Net cash provided by (used in) operating activities	5,564	7,016
Cash flows from investing activities		
Additions to intangible assets and property, plant and equipment	(3,894)	(7,048)
Acquisitions, net of cash acquired	(3,787)	(3,898)
Purchases of investments	(332)	(710)
Purchases of marketable securities	(338)	(436)
Increase in receivables from financing activities	(172)	(619)
Increase (decrease) in outstanding balance of receivables sold by SFS		
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,218	3,804
Proceeds from sales and dispositions of businesses	6,097	1,878
Proceeds from sales of marketable securities	398	1,143
Net cash (used in) provided by investing activities	(810)	(5,886)
Cash flows from financing activities		
Proceeds from issuance of capital stock	156	514
Purchase of common stock of Company	(152)	(514)
Proceeds from issuance of treasury shares	81	233
Proceeds from issuance of debt	384	4,141
Repayment of debt	(847)	(976)
Change in short-term debt	512	(1,828)
Change in restricted cash	(2)	45
Dividends paid	(888)	(1,412)
Dividends paid to minority shareholders	(103)	(298)
Intercompany financing		
Net cash (used in) provided by financing activities	(859)	(95)
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	
Effect of exchange rates on cash and cash equivalents	(118)	(95)
Net increase (decrease) in cash and cash equivalents	3,394	940
Cash and cash equivalents at beginning of period	7,802	6,862
Cash and cash equivalents at end of period	11,196	7,802
Supplemental disclosure of cash paid for:		
Interest	794	779
Income taxes	389	1,098

The accompanying notes are an integral part of these consolidated financial statements.

Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
2002	2001	2002	2001	2001	2002	2001
(213)	62	2,474	2,367	(591)	336	250
(2)		31	(185)	(6)		
209		3,440	4,684	1,122	477	458
(185)	13	18	463	(494)	(24)	54
(936)	(4,065)	(588)	(7)	(246)	(86)	(111)
7		(172)	174		(12)	(33)
936	4,065	(936)	(4,065)			
(2)		3	(203)	(1)	3	(5)
17	1	322	56	(25)	(41)	(5)
			126	69		
86		1,234	(746)	(36)	29	66
844	(38)	871	1,021	755	48	59
(607)	866	104				
459	(229)	833	(848)	(139)	(79)	(181)
(254)	(43)	(595)	428	58	(50)	24
30	23	(577)	974	(322)	(28)	(46)
(99)	(100)	(851)	2,694	27	(75)	61
		(1,782)				
439	(289)	448	(1,048)	40	60	63
729	266	4,277	5,885	211	558	654
(149)		(3,149)	(4,044)	(2,364)	(596)	(640)
		(3,787)	(3,898)			
(65)		(263)	(419)	(214)	(4)	(77)
(306)	(11)	(27)	(329)	(82)	(5)	(14)
(864)	714				692	(1,333)
607	(866)				(607)	866
	4	801	3,454	27	417	319
	1,475	6,097	57	346		
317		78	660	474	3	9
(460)	1,316	(250)	(4,519)	(1,813)	(100)	(870)
	(1,495)	156	514	1,495		
		(152)	(514)			
		81	233			
384	4,141					
(809)	(921)	(15)	2	(20)	(23)	(37)
843	281	(481)	(2,354)	114	150	131
(2)				45		
	407	(888)	(1,412)	(407)		
	(119)	(103)	(179)			
3,178	(2,865)	(2,615)	2,122	619	(563)	124
3,594	(571)	(4,017)	(1,588)	1,846	(436)	218
(383)						
(71)	(13)	(44)	(82)	2	(3)	(2)
3,409	998	(34)	(304)	246	19	
6,860	5,105	907	1,211	511	35	35
10,269	6,103	873	907	757	54	35

Consolidated Statements of Changes in Shareholders' Equity

For the fiscal years ended September 30, 2002 and 2001 (in millions of €)

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balance at October 1, 2000	1,505	5,547	19,280
Net income			2,088
Change in currency translation adjustment			
Change in unrealized gains and losses			
Total comprehensive income			2,088
Dividends paid			(1,412)
Issuance of capital stock	10	504	
Purchase of capital stock			
Re-issuance of treasury stock			
Recapitalization and stock split	1,150	(1,150)	
Other changes			(194)
Balance at September 30, 2001	2,665	4,901	19,762
Net income			2,597
Change in currency translation adjustment			
Change in unrealized gains and losses			
Total comprehensive income			2,597
Dividends paid			(888)
Issuance of capital stock	6	152	
Purchase of capital stock			
Re-issuance of treasury stock			
Balance at September 30, 2002	2,671	5,053	21,471

The accompanying notes are an integral part of these consolidated financial statements.

Accumulated Other Comprehensive Income (Loss)					
Cumulative Translation Adjustment	Available-for-sale Securities	Derivative Instruments	Minimum Pension Liability	Treasury Shares at Cost	Total
933	1,253	(30)	(6)	(2)	28,480
					2,088
(532)					(532)
	(1,199)	53	(3,988)		(5,134)
(532)	(1,199)	53	(3,988)		(3,578)
					(1,412)
					514
				(514)	(514)
				516	516
					(194)
401	54	23	(3,994)		23,812
					2,597
(533)					(533)
	(239)	36	(1,418)		(1,621)
(533)	(239)	36	(1,418)		443
					(888)
					158
				(167)	(167)
				163	163
(132)	(185)	59	(5,412)	(4)	23,521

Segment information

As of and for the fiscal years ended September 30, 2002 and 2001 (in millions of €)

	New orders (unaudited)		External sales		Intersegment sales		Total sales	
	2002	2001	2002	2001	2002	2001	2002	2001
Operations								
Information and Communication Networks (ICN)	8,697	12,639	9,169	12,189	478	693	9,647	12,882
Information and Communication Mobile (ICM)	11,538	11,866	10,910	11,151	135	148	11,045	11,299
Siemens Business Services (SBS)	6,256	6,303	4,212	4,261	1,561	1,773	5,773	6,034
Automation and Drives (A&D)	8,728	9,065	7,430	7,843	1,205	1,104	8,635	8,947
Industrial Solutions and Services (I&S)	4,120	4,881	3,378	3,398	1,102	1,165	4,480	4,563
Siemens Dematic (SD)	2,810	2,281	2,894	2,381	101	139	2,995	2,520
Siemens Building Technologies (SBT)	5,601	5,549	5,291	5,094	328	424	5,619	5,518
Power Generation (PG)	10,586	12,219	9,398	8,487	48	76	9,446	8,563
Power Transmission and Distribution (PTD)	4,429	3,887	3,928	3,818	271	235	4,199	4,053
Transportation Systems (TS)	5,247	5,647	4,349	4,000	18	21	4,367	4,021
Siemens VDO Automotive (SV)	8,515	5,702	8,491	5,694	24	8	8,515	5,702
Medical Solutions (Med)	8,425	8,444	7,604	7,199	19	20	7,623	7,219
Osram	4,363	4,522	4,308	4,200	55	322	4,363	4,522
Corporate, eliminations	(5,793)	(6,890)	1,482	1,945	(5,062)	(5,361)	(3,580)	(3,416)
Total Operations	**83,522**	**86,115**	**82,844**	**81,660**	**283**	**767**	**83,127**	**82,427**
Reconciliation to financial statements								
Other interest expense								
Goodwill amortization and purchased in-process R&D expenses								
Gains on sales and dispositions of significant business interests								
Other special items								
Operations income before income taxes/ total assets/total amortization, depreciation and impairments								
Infineon Technologies (Infineon)		4,390		4,744		927		5,671
Reconciliation to financial statements								
Infineon income (loss) before income taxes/total assets								
Financing and Real Estate								
Siemens Financial Services (SFS)	582	481	436	373	146	108	582	481
Siemens Real Estate (SRE)	1,612	1,542	243	223	1,369	1,319	1,612	1,542
Eliminations					(8)	(7)	(8)	(7)
Total Financing and Real Estate	**2,194**	**2,023**	**679**	**596**	**1,507**	**1,420**	**2,186**	**2,016**
Eliminations, reclassifications and Corporate Treasury	**498**		**493**		**(1,790)**	**(3,114)**	**(1,297)**	**(3,114)**
Siemens worldwide	**86,214**	**92,528**	**84,016**	**87,000**			**84,016**	**87,000**

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Includes (for "Eliminations" within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the consolidated statements of income.

EBIT		Net capital employed		Net cash from operating and investing activities		Capital spending[1]		Amortization, depreciation and impairments[2][3]	
2002	2001	9/30/02	9/30/01	2002	2001	2002	2001	2002	2001
(691)	(861)	1,100	3,039	711	(2,350)	415	2,291	850	435
96	(307)	1,973	2,607	594	14	453	543	368	400
101	(259)	264	492	173	339	222	484	282	342
723	981	2,197	2,619	1,019	533	248	429	240	242
(198)	97	315	487	(107)	(39)	60	115	56	53
45	(59)	975	957	(70)	261	71	78	62	63
195	132	1,778	2,241	295	49	133	326	155	163
1,582	634	(144)	(1,020)	662	2,045	300	351	184	211
109	96	928	994	149	(331)	92	215	75	78
247	186	(741)	(932)	95	752	135	164	64	55
65	(261)	3,746	3,605	224	(89)	534	447	435	339
1,018	808	3,414	3,844	1,124	86	321	1,034	206	203
365	462	2,436	2,485	284	349	330	416	289	283
(1,183)	(320)	(2,486)	(2,805)	(1,126)[4]	(253)[4]	3,885[5]	1,468	174	265
2,474	**1,329**	**15,755**	**18,613**	**4,027**	**1,366**	**7,199**	**8,361**	**3,440**	**3,132**
		51,944	50,587						
(96)	(304)								
	(665)								539[6]
936	4,065								
	(1,185)								1,013
3,314	**3,240**	**67,699**	**69,200**					**3,440**	**4,684**
	(1,024)		6,471		(1,602)[4]		2,578		1,122
	(1)		3,272						
	(1,025)		**9,743**						
Income before income taxes		Total assets							
216	158	8,681	9,501	282	(496)	283	514	271	257
229	213	4,090	3,791	309	393	317	203	206	201
		(561)	(525)	(133)[4]	(113)[4]				
445	**371**	**12,210**	**12,767**	**458**	**(216)**	**600**	**717**	**477**	**458**
(284)	**92**	**(1,970)**	**(1,592)**	**269[4]**	**1,582[4]**	**214**		**209**	
3,475	**2,678**	**77,939**	**90,118**	**4,754**	**1,130**	**8,013**	**11,656**	**4,126**	**6,264**

(5) Includes approximately €3.7 billion referring to the purchase of Vodafone AG's remaining interest in Atecs Mannesmann AG.
(6) Represents only goodwill amortization.

(in millions of €, except where otherwise stated and per share amounts)

Notes

1 Basis of presentation
The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros ("€").

Financial statement presentation
The financial data of the Company is presented in the following components:

- **Siemens worldwide** – Represents the consolidated financial statements of the Company.
- **Operations** – Operations are defined as Siemens' Operating segments including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.
- **Financing and Real Estate** – Siemens' Financing and Real Estate segments are responsible for the Company's international leasing, finance, credit and real estate management activities.
- **Eliminations, reclassifications and Corporate Treasury** – This component combines the consolidation of transactions among Operations and Financing and Real Estate with certain worldwide reclassifications. This component also includes the Company's Corporate Treasury activities.

Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company's net investment in Infineon is included within "Long-term investments" in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of "Income (loss) from investments in other companies, net" in the consolidated statements of income (see footnotes 3 and 13). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in "Eliminations, reclassifications and Corporate Treasury."

The Company's presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company's financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders' equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. The remaining amount of total shareholders' equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP.

The information disclosed in these footnotes relates to Siemens worldwide unless otherwise stated.

2 Summary of significant accounting policies
Basis of consolidation – The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies – companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies – are recorded in the consolidated financial statements using the equity method of accounting.

A complete list of Siemens' holdings is being filed with the Commercial Registries of the Berlin-Charlottenburg and Munich District Courts.

Foreign currency translation – The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of operations are translated using average exchange rates during the period. Differences arising from such translations are included as a separate component of shareholders' equity.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Currency	ISO code	Year-end exchange rate (€)		Annual average rate (€)	
		Sept. 30, 2002	2001	Fiscal year 2002	2001
100 Swiss francs	CHF	68.45	67.70	68.09	66.61
1 British pound	GBP	1.59	1.60	1.60	1.61
1 U.S. dollar	USD	1.02	1.09	1.08	1.11

Revenue recognition – Revenue is recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. For product sales which require the Company to install the product at the customer location, and for which installation is essential to the functionality of the product being installed, revenue is recognized when the equipment has been delivered to and installed at the customer location. Revenues from service transactions are recognized based on service performance. For long-term service contracts, revenues are generally recognized on a straight-line basis over the term of the contract. Revenues under certain fixed-price long-term IT-related contracts and revenues from long-term construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Operating lease income for the rental of equipment is recognized on a straight-line basis over the lease term. Interest income from capital leases is recognized using the interest method.

Product-related expenses and contract loss provisions – Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds contract revenue.

Earnings per share – Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares assuming conversion of all potentially dilutive stock options. Share and per share data for all periods presented reflect the Company's 3-for-2 stock split in fiscal 2001 and are based on the new number of shares (except where otherwise stated).

Cash and cash equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable securities and investments – The Company's marketable securities are accounted for at fair value if readily determinable. Securities are classified as either available-for-sale or trading securities. Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities classified as available-for-sale are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains and losses are accounted for using the specific identification method.

The Company's trading securities consist of marketable securities and money market instruments. Gains and losses, both realized and unrealized, as well as other income earned from these assets such as dividends and interest are included in "Income from financial assets and marketable securities, net." Investments for which there is no readily determinable market value are recorded at cost.

Available-for-sale marketable securities and investments which incur a decline in value below cost that is judged to be other than temporary are considered impaired. The Company considers all available evidence such as market conditions and prices, investee specific factors and the duration and extent to which fair value is less than cost in evaluating potential impairment of its marketable securities and investments. Impairments are recognized in earnings in the period in which the decline in value is judged to be other than temporary and a new cost basis in the marketable security or investment is established.

(in millions of €, except where otherwise stated and per share amounts)

Securitization transactions – When the Company sells trade receivables in securitizations, it retains a deferred payment account and servicing obligations, all of which are retained interests in the securitized receivables. Servicing responsibilities for these transactions remain with the Company, for which it receives an adequate servicing fee. The gain or loss on the sale of receivables is determined based upon the difference between the total proceeds received on the sale and the allocated carrying amount of the sold receivables. The allocated carrying amount is determined based upon the relative fair value of the receivables sold and the retained interest. Fair values are based upon quoted market prices whenever available. As such information is generally not available for retained interests, estimates of fair values are based on the present value of future expected cash flows determined using management's best estimate of key assumptions including credit risk and discount rates commensurate with the risks involved. In subsequent periods following securitization, retained interests in securitized receivables are carried at fair value. Changes in fair value of retained interests are recognized in earnings.

Inventories – Inventory is valued at the lower of acquisition or production cost or market, cost being generally determined on the basis of an average or first-in, first-out method (FIFO). Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. The determination of the market value involves valuation allowances derived from consumption trends.

Intangible assets – Intangible assets consist of goodwill and patents, software, licenses and similar rights. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." Since October 1, 2001, the Company amortizes, consistent with these statements, intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. In connection with the adoption of SFAS 142, the Company was required to reassess the lives of its intangible assets and determined that none of its intangible assets have indefinite useful lives. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the division level. In the first step, the fair value of the division is compared to its book value including goodwill. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division's goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. See footnote 14 for further information.

Before October 1, 2001, intangible assets other than goodwill were amortized on a straight-line basis over the shorter of their contractual rights or estimated useful lives. Except for goodwill acquired in a business combination for which the acquisition date was after June 30, 2001, goodwill was amortized over its estimated period of benefit on a straight-line basis not exceeding 40 years. The Company evaluated the recoverability of goodwill when events or circumstances warranted revised estimates of useful lives or indicated that an impairment existed, based on projected future cash flows discounted at a risk-adjusted rate. If the carrying amount of the net assets, including goodwill, exceeded the sum of the discounted cash flows, an impairment was recorded. Such impairment charges were recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the business evaluated. In the determination of projected future cash flows, the Company considered current and projected levels of profitability, business and technological trends and economic and other developments.

(in millions of €, except where otherwise stated and per share amounts)

Property, plant and equipment – Property, plant and equipment is valued at acquisition or manufacturing cost less accumulated depreciation. Depreciation expense is recognized either using the declining balance method until the straight-line method yields larger expenses or the straight-line method. Costs of construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of long-lived assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows.

Derivative instruments and hedging activities – Effective October 1, 1999, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders' equity (as a component of other comprehensive income). SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives. In accordance with the provisions of SFAS 133, the Company has chosen January 1, 1999, as its transition date for embedded derivatives. Accordingly, only those derivatives embedded in host contracts issued, acquired or substantially modified on or after January 1, 1999, are accounted for separately as derivatives in the financial statements of the Company.

See footnote 23, "Derivative instruments and hedging activities," for a description of the Company's risk management strategies and the effect these strategies have on the consolidated financial statements.

Taxes – The Company applies SFAS 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Environmental clean-up costs – The Company charges to expense environmental clean-up costs related to existing conditions resulting from past or current operations from which no current or future benefit is discernible. Liabilities for these expenditures are recorded on a site-by-site basis at the time when they are probable and can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are discounted when the associated payments are deemed to be fixed or reliably determinable.

(in millions of €, except where otherwise stated and per share amounts)

Issuance of shares by subsidiaries or associated companies – Gains or losses arising from the issuances of shares by subsidiaries or associated companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recorded as income or expense pursuant to U.S. Securities and Exchange Commission Staff Accounting Bulletin Topic 5H, "Accounting for Sales of Stock by a Subsidiary."

Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification – The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recent accounting pronouncements – In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning October 1, 2002. The adoption of SFAS 143 will have no material impact on the Company's financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as "held for sale" and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. The new rules require long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Therefore, discontinued operations are no longer measured at net realizable value, as a result expected future operating losses are no longer recognized before they are actually incurred. The Company is required to adopt SFAS 144 prospectively for the fiscal year beginning October 1, 2002. The adoption of SFAS 144 may lead to more disposals being presented as discontinued operations, but is not otherwise expected to have a material impact on the Company's financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to

(in millions of €, except where otherwise stated and per share amounts)

consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company does not anticipate that the adoption of SFAS 146 will materially affect its financial statements.

3 Acquisitions and dispositions

Acquisitions

During the years ended September 30, 2002 and 2001, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company's consolidated financial statements since the date of acquisitions.

In November 2000, Medical Solutions (Med) acquired Acuson Corporation. The aggregate purchase price was approximately €780. In connection with this acquisition, approximately €345 was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 20 years. Approximately €47 of IPR&D was charged to expense as research and development cost.

In January 2001, the merger of the nuclear power businesses of Siemens and Framatome S.A. was completed. The Company holds a 34% minority interest in the company, called Framatome ANP. This investment is accounted for using the equity method.

In April 2001, Siemens' Information and Communication Networks group (ICN) completed the acquisition of Efficient Networks, Inc. The purchase price was approximately €1.6 billion, plus the assumption of €457 of debt. In connection with this acquisition, approximately €1.2 billion has been recorded as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 5 years. IPR&D of approximately €17 was charged to expense as research and development cost (see footnote 14).

In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing, Siemens paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. The purchase agreement also provided Siemens the option to acquire Mannesmann AG's remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. The Company has accounted for the Atecs transaction as the purchase of a 100% interest using the purchase method of accounting. The purchase price for 100% of Atecs of €9.6 billion, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the acquisition, €62 of IPR&D was charged to expense. The excess of €1.9 billion in the purchase price over the fair value of the net identifiable assets acquired and IPR&D has been recorded as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 40 years.

In connection with the Atecs transaction, Siemens entered into a put option contract giving Siemens the right to sell Rexroth AG (Rexroth), a wholly owned subsidiary of Atecs, to Robert Bosch GmbH (Bosch) for an adjusted equity value of €2.7 billion. The put option was exercisable from January 2002 through December 31, 2002 (see below under "Dispositions").

In January 2002, the Company completed its acquisition of Atecs through Vodafone AG's exercise of its option to sell its 50% minus two shares stake in Atecs to Siemens for cash consideration of approximately €3.7 billion. The purchase price was paid on March 1, 2002 (see footnote 17).

The Company made certain other acquisitions during the years ended September 30, 2002 and 2001, accounted for by the purchase method of accounting, which did not have a significant effect on the consolidated financial statements.

(in millions of €, except where otherwise stated and per share amounts)

Dispositions

In December 2000, Infineon sold its Image & Video business unit. After giving effect to the minority interest ownership of Infineon, the gain increased the Company's pre-tax income by €143.

On November 20, 2001, the Company sold Mannesmann Sachs AG (Sachs) to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition (see footnote 12).

On December 5, 2001, Siemens entered into a transaction as described below under "Deconsolidation of Infineon," the effect of which is that it no longer has majority voting interest in Infineon and from such date no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements but instead accounts for its interest in Infineon using the equity method.

In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Bosch for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition (see footnote 12).

On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. to Juniper Networks, Inc. (Juniper) in exchange for €376 cash and 35.8 million shares of Juniper stock. At closing, the value of the Juniper shares received was €208. The sale transaction resulted in a pre-tax gain of €421. Included in the gain calculation is €179, representing the book value of Unisphere's goodwill (see footnote 14). As a result of the transaction Siemens held 9.7% of Juniper common shares. The Juniper shares held by Siemens are subject to certain restriction provisions. Accordingly, Siemens may only sell 3 million of Juniper common shares during each of the first three quarters beginning 3 months subsequent to closing and afterwards 6 million of Juniper common shares each quarter thereafter. Accordingly, 15 million Juniper common shares were shown as securities available-for-sale as of September 30, 2002, the remainder being included under "Investments."

In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the package, Siemens also sold the metering business of its Power Transmission and Distribution group, the Ceramics Division of its Power Generation group, and Network Systems, a regional service business belonging to its Information and Communication Networks group. The business activities were placed in a holding company, called Demag Holding s.a.r.l (Luxembourg). The gross purchase price totaled €1.69 billion. KKR holds an 81% and Siemens a 19% stake in the holding company. In addition to this 19% equity stake in the holding company Siemens received a vendor note of €215 and another note receivable of €38. The purchaser assumed net debt of €372 million, and Siemens received net cash proceeds of approximately €1.0 billion. The transaction resulted in a pre-tax gain of €21 million. Siemens will use cost accounting for its 19% interest in Demag Holding. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens ownership is proportionate to the investment and only passive in nature.

Deconsolidation of Infineon

As of December 5, 2001, Siemens deconsolidated Infineon. The deconsolidation followed a series of other transactions pursuant to which the Company reduced its ownership interest in Infineon from approximately 71% at the beginning of fiscal 2001 to 47.1% at December 31, 2001.

In April 2001, Siemens irrevocably transferred 93,825,225 Infineon shares to its domestic pension trust. A pre-tax gain of €3,459 (after tax gain of €2,519) was realized on the non-cash contribution of these shares based upon the market price of Infineon shares at the date of transfer. The business purpose of the contribution of Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust that was to increase substantially during the third quarter of fiscal 2001 following the Company's acquisition of Atecs. As a result of the transfer, the Company reduced its ownership interest in Infineon by approximately 15% of Infineon's then outstanding share capital.

(in millions of €, except where otherwise stated and per share amounts)

In July 2001, Infineon completed a capital increase by way of a public offering of 60 million of its shares for which Siemens realized a pre-tax gain of €484.

In August 2001, Infineon issued an additional 6.4 million shares of new stock in connection with the acquisition of Catamaran Communications Inc. As a result of this transaction, the Company realized a pre-tax gain of €83. The acquisition of Catamaran Communications Inc. was accounted for using the purchase method of accounting with a purchase price of €252 resulting in goodwill of €179 and a charge for acquired IPR&D of €57.

As a result of Siemens' irrevocable transfer of Infineon shares into the domestic pension trust, the follow-on offering of 60 million shares by Infineon and additional dilution resulting from acquisitions made by Infineon using its shares, Siemens' ownership interest in Infineon decreased to approximately 50.4% as of September 30, 2001.

During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon in open market transactions resulting in net proceeds of €556 and reducing its ownership interest to its December 31, 2001 level of 47.1%. As a result of these sales Siemens realized a tax-free gain of €332.

On December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon's share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to the Company or any of its affiliates. Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company's direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate only when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Upon termination, any shares held by the trustee would revert to the Company and the Company would be again entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon's shareholders.

Under the terms of a related standstill agreement, the Company has agreed with the trustee that it will not, and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. The Company has also agreed that neither it nor any of its affiliates will procure for itself any third party's voting rights in respect of Infineon shares. These provisions terminate on the termination of the trust agreement.

The Company's irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company's voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company's ownership interest at December 31, 2001 was 47.1%, its voting interest based on total outstanding shares of Infineon was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Company's domestic pension trust, represented a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust owned approximately 39.7% of Infineon's share capital as of December 31, 2001, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust resulted in shareholders in Infineon other than the Company and the pension trust having a disproportionate voting interest (see footnote 13).

(in millions of €, except where otherwise stated and per share amounts)

As the Company no longer has a majority voting interest in Infineon, it has from December 5, 2001 no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements and instead accounts for its ownership interest in Infineon using the equity method. Under the equity method of accounting, the Company's net investment in Infineon is included within "Long-term investments" in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of "Income (loss) from investments in other companies, net" in the consolidated statements of income.

After the deconsolidation, in January 2002, the Company sold an additional 40 million shares of Infineon in open market transactions resulting in net proceeds of €966. As a result of these sales Siemens realized a tax-free gain of €604. Siemens' ownership interest in Infineon decreased to approximately 39.7% as of September 30, 2002 (see footnote 13).

Siemens' net income for the fiscal years ended September 30, 2002 and 2001, includes the Company's share of the loss of Infineon of €453 and €263, respectively.

4 Other operating income (expense), net

	Year ended September 30, 2002	2001
Gains on sales and disposals of businesses	1,455	4,278
Gains (losses) on sales of property, plant and equipment, net	155	151
Amortization and impairment of goodwill	(378)	(1,489)
Other	89	(178)
	1,321	**2,762**

For a description of significant items included in "Gains on sales and disposals of businesses" see footnote 3.

As described in footnote 2, the Company ceased to amortize goodwill at the beginning of fiscal 2002 due to the adoption of SFAS 142. "Amortization and impairment of goodwill" in fiscal 2002 relates to the Access Solutions division of ICN. In fiscal 2001, included in this line item are impairments relating to Efficient Networks Inc. and Milltronics Ltd. (see footnote 14). "Other" includes amortization of other intangibles.

5 Income (loss) from investments in other companies, net

	Year ended September 30, 2002	2001
Income from investments	61	166
Share in earnings (losses) from equity investees, net	(158)	213
Gains on sales of investments	209	138
Losses on sales of investments	(32)	(279)
Write-downs on investments	(193)	(231)
Other	(1)	42
	(114)	**49**

"Share in earnings (losses) from equity investees" for fiscal 2002 includes negative €338, representing Siemens' share in the net loss of Infineon since the deconsolidation of Infineon in December 2001. The Company's total share in the loss of Infineon for fiscal 2002 amounts to €453. "Gains on sales of investments" for fiscal 2002 includes the gains on the sale of two centrally held investments totaling €133. Included in "Losses on sales of investments" for the year ended September 30, 2001 is a €209 loss on the sale of an investment in a domestic equity and debt security fund.

6 Income from financial assets and marketable securities, net

	Year ended September 30, 2002	2001
Gains on sales of available-for-sale securities, net	20	426
Income from trading securities	–	–
Other financial losses, net	(2)	(253)
	18	**173**

In fiscal 2002 and 2001, included in "Other financial losses, net," are impairments of certain marketable securities totaling €24 and €217, respectively, where the decline in value was determined to be other than temporary.

(in millions of €, except where otherwise stated and per share amounts)

7 Interest income, net

	Year ended September 30, 2002	2001
Interest income (expense) of Operations, net	94	(32)
Other interest (expense) income, net	224	43
Total net interest income	**318**	**11**
Thereof: Interest and similar income	1,061	964
Thereof: Interest and similar expense	(743)	(953)

"Interest income (expense) of Operations, net" includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. "Other interest (expense) income, net" includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

8 Income taxes

Income (loss) before income taxes and minority interests is attributable to the following geographic regions:

	Year ended September 30, 2002	2001
Germany	(1,033)	1,446
Foreign	4,508	1,232
	3,475	**2,678**

Income tax expense (benefit) consists of the following:

	Year ended September 30, 2002	2001
Current:		
German corporation and trade taxes	105	228
Foreign income taxes	935	517
	1,040	745
Deferred:		
Germany	(454)	(131)
Foreign	263	167
	(191)	36
Net income tax expense	**849**	**781**

For the fiscal year ended September 30, 2002, under the provisions applicable as a result of German Tax Reform, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable; as a result the statutory rate for the year ended September 30, 2002 consists of the federal corporate tax rate, including solidarity surcharge, of 26.4%; and trade tax net of federal benefit of 12.6% for a combined rate of 39%.

For the year ended September 30, 2001, German corporation tax law applied a split rate imputation credit system to the income taxation of corporations and their shareholders, as a result in accordance with the tax law in effect for fiscal 2001, retained corporation income was initially subject to a federal corporation tax rate of 40%, plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. The statutory rate for the year ended September 30, 2001 consisted of the federal corporate tax rate, including solidarity surcharge, of 42.2% and trade tax net of federal benefit of 9.8% for a combined rate of 52%. Upon distribution of retained earnings to shareholders, the corporation income tax rate on such distributed earnings was adjusted to 30%, plus solidarity surcharge of 5.5% for a total of 31.65%. This reduction was effected by means of a refund for taxes previously paid, and was referred to as the dividend tax credit.

In October 2000, the German government enacted new tax legislation which, among other changes, reduced the Company's statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25% effective for the Company's year ending September 30, 2002, as referred to above. In September 2002, the German government enacted the Flood Victim Solidarity Law. Under this legislation, for the Company's fiscal year ending September 30, 2003 only, the base rate of German federal corporation taxation is increased from 25% to 26.5%. Included in the 2002 financial statements is a deferred tax benefit of €7 reflecting the net tax impact of items which are expected to reverse in fiscal year 2003 at a differentiated rate for 2003.

(in millions of €, except where otherwise stated and per share amounts)

Income tax expense differs from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge, plus the after-federal tax benefit rate for trade taxes on income (39% for fiscal year 2002 and 52% for fiscal year 2001) as follows:

	Year ended September 30, 2002	2001
Expected income tax expense	1,355	1,393
Increase (decrease) in income taxes resulting from:		
Nondeductible losses and expenses	164	144
Goodwill and acquired in-process research and development	162	853
Tax-free income	(18)	(43)
Gains from sales of business interests	(586)	(859)
Effect of change in German tax rates:		
Effect of change on deferred taxes at date of enactment	(7)	(222)
Effect of change on deferred taxes arising during the year	–	367
Foreign tax rate differential	(171)	(768)
Tax effect of equity method investments	(72)	(111)
Other	22	27
Actual income tax expense	**849**	**781**

Deferred income tax assets and liabilities are summarized as follows:

	September 30, 2002	2001
Intangibles	232	339
Property, plant and equipment	419	434
Inventories	290	605
Receivables	524	413
Retirement plans	620	74
Other accrued liabilities	1,499	1,356
Other liabilities	3,495	3,092
Deferred income	195	223
Tax loss and credit carryforwards	2,195	1,767
Other	450	272
Total deferred tax assets, before valuation allowances	9,919	8,575
Valuation allowances	(547)	(551)
Deferred tax assets	9,372	8,024
Intangibles	556	373
Property, plant and equipment	567	732
Inventories	1,406	750
Receivables	940	1,106
Other accrued liabilities	637	123
Other liabilities	481	211
Investments	–	118
Other	743	679
Total deferred tax liabilities	5,330	4,092
Deferred tax assets, net	**4,042**	**3,932**

As of September 30, 2002, the Company has approximately €5,831 of gross tax loss carryforwards. Of the total, €4,881 tax loss carryforwards have unlimited carryforward periods and €950 expire over the period to 2020.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable

(in millions of €, except where otherwise stated and per share amounts)

income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, after giving effect to related valuation allowances.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. During the year ended September 30, 2002, the Company provided for €17 of deferred tax liabilities associated with declared, but unpaid, foreign dividends. Income taxes on cumulative earnings of €5,301 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.

Including the items charged or credited directly to related components of shareholders' equity, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,	
	2002	2001
Provision for income taxes	849	781
Shareholders' equity for other comprehensive income	(1,008)	(3,326)
	(159)	**(2,545)**

9 Marketable securities

As of September 30, 2002 and 2001, the Company's portfolio of marketable securities consisted solely of securities classified as available-for-sale.

The following tables summarize the Company's investment in available-for-sale securities:

	September 30, 2002			
		Fair	Unrealized	
	Cost	Value	Gain	Loss
Equity securities	238	199	9	48
Debt securities	52	53	1	–
Fund securities	158	147	1	12
	448	**399**	**11**	**60**

	September 30, 2001			
		Fair	Unrealized	
	Cost	Value	Gain	Loss
Equity securities	244	480	291	55
Debt securities	126	124	–	2
Fund securities	190	187	4	7
	560	**791**	**295**	**64**

Unrealized gains (losses) on available-for-sale securities included in accumulated other comprehensive income (loss) (AOCI) are shown net of applicable deferred income taxes, as well as tax effects which were previously provided but were reversed into earnings upon the changes in the German tax law enacted in October 2000. Those tax effects amounted to €134 and will remain in AOCI until such time as the entire portfolio of available-for-sale securities in Germany is liquidated.

(in millions of €, except where otherwise stated and per share amounts)

The estimated fair values of investments in debt securities by contractual maturity were as follows:

	September 30, 2002
Due within one year	25
Due after one year through five years	27
Thereafter	1

Actual maturities may differ from contractual maturity because borrowers have the right to call or prepay certain obligations.

Proceeds from sale of available-for-sale securities for the years ended September 30, 2002 and 2001 were €398 and €1,143, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2002 and 2001 were €29 and €426, respectively. Gross realized losses on sales of available-for-sale securities for the year ended September 30, 2002, were €9.

10 *Accounts receivable, net*

	September 30, 2002	September 30, 2001
Trade receivables from the sale of goods and services, net	13,882	16,115
Receivables from sales and finance leases, net	1,146	1,220
Receivables from associated and related companies, net	202	399
	15,230	**17,734**

Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

The valuation allowance for accounts receivable developed as follows:

	Year ended September 30, 2002	Year ended September 30, 2001
Valuation allowance as of beginning of fiscal year	1,785	1,610
Amount charged to expense in current period	215	505
Write-offs charged against the allowance	(385)	(383)
Recoveries of amounts previously written-off	37	45
Foreign exchange translation adjustment	(67)	8
Valuation allowance as of September 30	**1,585**	**1,785**

Receivables from sales and finance leases

	September 30, 2002
2003	1,203
2004	1,200
2005	810
2006	469
2007	211
Thereafter	145
Minimum future lease payments	4,038
Less: Unearned income	(549)
Less: Allowance for doubtful accounts	(153)
Plus: Unguaranteed residual values	130
Net investment in lease receivables	3,466
Less: Long-term portion	(2,320)
Receivables from sales and finance leases, current	**1,146**

Investment in direct financing and sales-type leases primarily relates to equipment for information and communication products, data processing and medical engineering equipment. Investments in direct financing leases also include leases of industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

(in millions of €, except where otherwise stated and per share amounts)

Securitization of trade receivables

The following tables present quantitative information about delinquencies and net credit losses for total short-term trade receivables, excluding allowances, and the securitization of such receivables through the SieFunds structure, as of and for the years ended September 30, 2002 and 2001.

	2002		
	Outstanding balance Sept. 30	Delinquencies > 60 days Sept. 30	Net credit losses during the year ended Sept. 30
Total short-term trade receivables	15,728	1,759	189
Less: receivables sold	(249)	(47)	–
Receivables held in portfolio	**15,479**	**1,712**	**189**

	2001		
	Outstanding balance Sept. 30	Delinquencies > 60 days Sept. 30	Net credit losses during the year ended Sept. 30
Total short-term trade receivables	18,769	2,061	412
Less: receivables sold	(815)	(73)	–
Receivables held in portfolio	**17,954**	**1,988**	**412**

During fiscal 2002 and 2001, the Company sold a total of €4,553 and €1,848, respectively, in short-term trade receivable securitizations. The Company has retained interests in all trade receivables sold through SieFunds, which are subordinated to the interests of the investors. In addition, the Company has provided letters of credit to cover up to an additional 17% of credit losses on such trade receivables. As of September 30, 2002 and 2001, these letters cover €40 and €127 of receivables originated by the Company. Except for such subordinated retained interests and letters of credit, the investors and securitization trusts have no recourse to the Company's other assets and liabilities for failure of debtors to pay when due.

The value of retained interests is subject to credit, prepayment, and interest rate risks of the trade receivables sold. The weighted average key assumptions used in measuring the retained interests at the time of securitization resulting from securitizations completed during the years ended September 30, 2002 and 2001, were as follows: average days outstanding were 43 and 61, discount rate was 3.0% and 4.6% per annum and credit risk was 0.4% and 0.6% per annum, respectively.

For the years ended September 30, 2002 and 2001, the Company recognized pre-tax losses of €22 and €13, respectively, on the securitizations of trade receivables through SieFunds and received cash from new securitizations totaling approximately €4,156 and €1,673, respectively, from securitization trusts. The Company also received cash flows of €365 and €95, respectively, from retained interests.

As of September 30, 2002 and 2001, the Company's retained interests in trade receivables sold had a fair value of €50 and €65, respectively. The key economic assumptions used in measuring these retained interests were as follows: average days outstanding were 37 and 64, discount rate was 3.0% and 4.0% per annum and credit risk was 0.5% and 0.7% per annum, respectively.

11 Inventories, net

	September 30, 2002	2001
Raw materials and supplies	2,430	2,387
Work in process	1,674	3,564
Costs and earnings in excess of billings on uncompleted contracts	5,572	6,263
Finished goods and products held for resale	3,385	4,004
Advances to suppliers	544	609
Subtotal	13,605	16,827
Advance payments received	(2,933)	(3,421)
	10,672	**13,406**

12 Other current assets

	September 30, 2002	2001
Taxes receivable	1,320	1,277
Loans receivable	905	761
Other receivables from associated and related companies	466	1,194
Other	2,662	6,935
	5,353	**10,167**

Included in "Other" for fiscal 2001 are €4.3 billion assets-held-for-sale in connection with Siemens' intention to dispose certain of the businesses of Atecs within one year of its acquisition of Atecs and which were originally accounted for in accordance with EITF 87-11, "Allocation of Purchase Price to Assets to Be Sold." Sachs and Rexroth were sold in November 2001 and January 2002, respectively, for combined net proceeds of €3.1 billion. The excess of the recorded amounts over the net proceeds of these two businesses sold of €4 have been recorded as adjustments to goodwill. The remaining Atecs businesses were sold in the fourth quarter of fiscal 2002, principally as part of the sale to KKR (see footnote 3). Upon expiration of the one year holding period since the acquisition of Atecs, the Company began including the earnings or losses of these businesses in the consolidated statements of income, which from the period from expiration of the holding period to final disposition were not material.

13 Long-term investments

	September 30, 2002	2001
Investment in associated companies	4,120	2,354
Miscellaneous investments	972	960
	5,092	**3,314**

"Investments in associated companies" represent non-controlling interests in entities of 20% to 50% accounted for using the equity method of accounting. As of September 30, 2002, this line item includes €2,441 related to the Company's equity investment in Infineon. The market value of the Company's investment in Infineon (based upon the Infineon share price) at the end of September 30, 2002, was €1,606. Until December 2001, Infineon was included in the consolidated financial statements of Siemens AG. The Company entered into transactions as described in footnote 3 "Deconsolidation of Infineon," the effect of which is that Siemens no longer has majority voting interest and therefore, as of December 5, 2001, the assets and liabilities and results of operations of Infineon are no longer included in its consolidated financial statements but the Company instead accounts for its interest in Infineon using the equity method. In January 2002, the Company sold an additional 40 million shares in open market transactions. As a result of these series of transactions and additional dilution resulting from acquisitions made by Infineon using its shares, Siemens ownership interest and voting interest in Infineon decreased to 39.7% and 33.3%, respectively, as of September 30, 2002 (see below).

	September 30, 2002	shares in thousands	2001	shares in in thousands
Siemens' ownership interest	39.7%	286,292	50.4%	349,400
Less: Non-voting trust's interest		200,000		
Siemens' voting interest	16.6%*	86,292	50.4%	349,400
Siemens German Pension Trust's voting interest	16.7%*	87,053	13.6%	93,825
Siemens' total voting interest	**33.3%***	**173,345**	**64.0%**	**443,225**

* Based upon total Infineon shares outstanding at September 30, 2002, less 200 million shares contributed to the Non-voting trust. Siemens' total voting interest is 24.0% based on the total shares outstanding.

Miscellaneous investments include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value.

(in millions of €, except where otherwise stated and per share amounts)

14 Intangible assets and property, plant and equipment, net

The Company capitalized interest of approximately €5 and €27 during the years ended September 30, 2002 and 2001, respectively.

As a result of the adoption of SFAS 142, €348 of net intangibles relating to customer base (€287 at PG and €61 at Med) were reclassified from "Patents, software, licenses and similar rights" to "Goodwill." In addition, "Goodwill" increased by €306 resulting from minor acquisitions and purchase price allocation adjustments totaling €228 at ICN, SD, PG, SV and Med primarily related to Atecs and Acuson. Retirements totaled €492 mainly as a consequence of the deconsolidation of Infineon and the Company's sale of Unisphere Networks at ICN (see footnote 3). In connection with its annual goodwill impairment tests required by SFAS 142, the Company determined that the goodwill at its Access Solutions division of ICN, mainly originating from the acquisition of Efficient, was impaired. As a result of significant declines in demand in the telecommunications equipment market, management recorded a goodwill impairment charge of €378 in the fourth quarter of 2002. Fair value was determined using a traditional discounted cash flows approach.

During the fourth quarter of fiscal 2001, the Company recorded impairments of goodwill for businesses acquired by ICN and A&D totaling €746 and €181, respectively. At ICN, the Company determined that due to the rapid and significant deterioration in the market for customer-premises equipment for high-speed digital subscriber lines (xDSL) for broadband access in the U.S., the future cash flows from Efficient will be materially lower than anticipated. Also, at A&D, as a result of operational issues relating primarily to the acquired business of Milltronics, the Company determined that the future cash flows from these businesses will be lower than previously anticipated.

"Patents, software, licenses and similar rights" as of September 30, 2002 and 2001 includes software of €1,453 and €996, respectively. The accumulated amortization for software as of September 30, 2002 and 2001 totaled €444 and €245, respectively. During fiscal 2002 and 2001, the Company acquired €728 and €834, respectively, in intangible assets, including €592 and €539, respectively, for software and €136 and €295, respectively, in patents, licenses and similar rights. Intangible asset amortization expense excluding goodwill for the years ended September 30, 2002 and 2001 was €618 and €660, respectively.

	10/1/01	Translation adjustment	Additions	Reclassifications	Impairments/ Retirements	9/30/02	Accumulated depreciation/ amortization	Net book value as of 9/30/02	Accumulated depreciation/ amortization 10/1/01	Net book value as of 10/1/01	Amortization/ Depreciation/ Impairment during fiscal year
Goodwill*	6,963	(288)	306	348	870	6,459		6,459		6,963	378
Patents, software, licenses and similar rights	4,378	(138)	728	(348)	682	3,938	1,554	2,384	1,570	2,808	618
Intangible assets	**11,341**	**(426)**	**1,034**	**–**	**1,552**	**10,397**	**1,554**	**8,843**	**1,570**	**9,771**	**996**
Land and buildings	10,585	(161)	247	90	1,285	9,476	4,522	4,954	4,769	5,816	288
Technical machinery and equipment	14,207	(235)	643	238	6,275	8,578	6,061	2,517	8,613	5,594	824
Furniture and office equipment	12,748	(299)	1,253	179	3,587	10,294	7,762	2,532	9,020	3,728	1,559
Equipment leased to Others	2,163	(158)	297	(45)	556	1,701	862	839	1,099	1,064	263
Advances to suppliers and construction in progress	1,601	(46)	846	(462)	1,027	912	12	900	–	1,601	3
Property, plant and equipment	**41,304**	**(899)**	**3,286**	**–**	**12,730**	**30,961**	**19,219**	**11,742**	**23,501**	**17,803**	**2,937**

* Due to the adoption of SFAS 142, effective October 1, 2001, goodwill is no longer amortized but instead tested for impairment.

(in millions of €, except where otherwise stated and per share amounts)

The estimated intangible asset amortization expense for the next five fiscal years is as follows:

Fiscal year	
2003	442
2004	369
2005	293
2006	203
2007	168

The table below presents the carrying amount of goodwill per segment:

	September 30, 2002
Operations	
Information and Communication Networks (ICN)	254
Information and Communication Mobile (ICM)	109
Siemens Business Services (SBS)	230
Automation and Drives (A&D)	283
Industrial Solutions and Services (I&S)	92
Siemens Dematic (SD)	581
Siemens Building Technologies (SBT)	442
Power Generation (PG)	598
Power Transmission and Distribution (PTD)	148
Transportation Systems (TS)	108
Siemens VDO Automotive (SV)	1,528
Medical Solutions (Med)	1,898
Osram	98
Financing and Real Estate	
Siemens Financial Services (SFS)	90
Siemens Real Estate (SRE)	–
	6,459

The following table presents adjusted net income and earnings per share excluding goodwill amortization expense (net of tax):

	Year ended September 30, 2002	2001
Net income		
Reported net income	2,597	2,088
Goodwill amortization	–	562
Adjusted net income	2,597	2,650
Basic earnings per share		
Reported basic earnings per share	2.92	2.36
Goodwill amortization	–	0.63
Adjusted earnings per share	2.92	2.99
Diluted earnings per share		
Reported diluted earnings per share	2.92	2.36
Goodwill amortization	–	0.63
Adjusted earnings per share	2.92	2.99

15 Other assets

	September 30, 2002	2001
Long-term portion of receivables from sales and finance leases	2,320	2,309
Prepaid pension assets	197	179
Long-term loans receivable	557	543
Other	1,440	1,502
	4,514	**4,533**

As of September 30, 2002, "Long-term loans receivable" includes total financing of €253 provided by Siemens in connection with the sale of a portfolio of businesses to KKR in the fourth quarter of fiscal 2002 (see footnote 3).

16 Accrued liabilities

	September 30, 2002	2001
Employee related costs	2,637	2,876
Income and other taxes	1,574	1,827
Warranties	1,664	1,555
Accrued losses on uncompleted contracts	864	1,188
Other	2,869	3,418
	9,608	**10,864**

(in millions of €, except where otherwise stated and per share amounts)

"Employee related costs" primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards and the current portion of accruals for pension plans and similar commitments, as well as provisions for severance payments.

17 Other current liabilities

	September 30, 2002	2001
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	6,054	7,320
Payroll and social security taxes	2,305	2,431
Sales and other taxes	941	624
Bonus obligations	1,073	1,137
Liabilities to associated and related companies	372	575
Deferred income	786	938
Accrued interest	151	175
Other liabilities	2,009	6,271
	13,691	**19,471**

In the second quarter of fiscal 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake in Atecs to Siemens. On March 1, 2002, the Company paid the deferred purchase price of approximately €3.7 billion which had been included in "Other liabilities" as of September 30, 2001 (see footnote 3).

18 Debt

	September 30, 2002	2001
Short-term		
Notes and bonds	330	882
Loans from banks	1,461	1,078
Other financial indebtedness	272	640
Obligations under capital leases	40	37
Short-term debt and current maturities of long-term debt	2,103	2,637
Long-term		
Notes and bonds (maturing 2003 – 2011)	9,307	9,142
Loans from banks (maturing 2003 – 2008)	152	328
Other financial indebtedness (maturing 2003 – 2031)	535	274
Obligations under capital leases	249	229
Long-term debt	10,243	9,973
	12,346	**12,610**

As of September 30, 2002, weighted average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 4.3% (2001: 5.0%), 3.4% (2001: 3.8%) and 6.9% (2001: 6.5%), respectively. As of September 30, 2002, debt in the amount €12 is secured, €3 of which, primarily outside Germany, is secured by mortgages. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

The Company has agreements with financial institutions under which it may issue up to €3 billion of commercial paper and U.S.$3.0 billion (€3.0 billion) of commercial paper. As of September 30, 2002 and 2001, outstanding commercial paper totaled €94 (interest rates from 1.67% to 1.72%) and €214 (interest rates from 2.45% to 4.16%), respectively.

The Company also has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2002 and 2001, approximately €1.6 billion and €1.8 billion, respectively, was outstanding under this program.

The Company maintains three global backstop facilities of U.S.$3.0 billion (€3.0 billion), €1.0 billion and €0.4 billion. As of September 30, 2002 and 2001, the full amounts of these lines of credit remain unused. Commitment fees for the years ended September 30, 2002 and 2001 totaled approximately €3 and €2, respectively. Under the terms of the agreements, credit may be used for general business purposes. Borrowings under these credit facilities would bear interest of 0.225% (for the U.S.$3.0 billion facility) and 0.16% (for the €1.0 billion facility) above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. Borrowings under the €0.4 billion facility would bear interest of 0.28% above EURIBOR.

As of September 30, 2002, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows:

Fiscal year	
2003	2,063
2004	392
2005	2,718
2006	2,373
2007	1,293
Thereafter	3,218
	12,057

(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2002, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year	
2003	42
2004	40
2005	39
2006	38
2007	38
Thereafter	144
Minimum lease payment obligation	341
Less: unamortized interest expense	(52)
Obligations under capital leases	289
Less: current portion	(40)
	249

Details of the Company's medium-term notes and bonds are presented in the table below.

In June 2001, the Company issued bonds with a face value of €4 billion. Net proceeds from the issuance were €3,988. The bonds were issued in two tranches: €2 billion 5.00 per cent bond, which matures on July 4, 2006, and €2 billion 5.75 per cent bond, which matures on July 4, 2011. Interest on both tranches is payable on an annual basis on July 4, beginning 2002. The bonds are redeemable prior to maturity under limited circumstances at the option of the Company, at a redemption price equal to their principal amount, together with accrued interest thereon. During 2001, the Company reacquired €100 notional amount of each tranche, which were reissued during fiscal year 2002.

	September 30, 2002			September 30, 2001		
	Currency (notional amount)		€*	Currency (notional amount)		€*
5.75% 1998/2002 U.S.$ notes				USD	200	223
7.75% 1992/2002 Swiss franc bonds				CHF	28	20
8% 1992/2002 U.S.$ bonds				USD	573	639
3.25% 1997/2002 Swiss franc notes	CHF	350	240	CHF	350	238
0.8% 2002/2003 U.S.$ LIBOR Linked	USD	50	51			
2.75% 1993/2003 Swiss franc bonds	CHF	100	68	CHF	100	68
7.5% 1998/2003 Greek drachma € notes	GRD	5,000	14	GRD	5,000	17
1.79% 2002/2004 U.S.$ bonds	USD	125	127			
3% 1994/2004 Swiss franc bonds	CHF	178	122	CHF	178	121
1.0% 2000/2005 EUR exchangeable notes	EUR	2,500	2,554	EUR	2,500	2,529
5.0% 2001/2006 € bonds	EUR	2,000	2,078	EUR	1,900	1,941
2.5% 2001/2007 Swiss franc bonds	CHF	250	174	CHF	250	163
5.5% 1997/2007 € bonds	EUR	991	1,016	EUR	991	1,041
6% 1998/2008 U.S.$ notes	USD	970	1,110	USD	970	1,127
5.75% 2001/2011 € bonds	EUR	2,000	2,083	EUR	1,900	1,897
			9,637			**10,024**

* Includes adjustments for fair value hedge accounting.

(in millions of €, except where otherwise stated and per share amounts)

19 Pension plans and similar commitments

Liabilities for the Company's pension benefit plans and principal other postretirement plans are comprised of the following components:

	September 30, 2002	2001
Principal pension benefit plans	3,557	3,048
Principal other postretirement benefit plans	1,431	1,366
Other	338	307
Total accrual for pension plans and similar commitments	**5,326**	**4,721**

Liabilities for principal pension benefit plans of €3,557 consist primarily of minimum liabilities resulting from underfunded accumulated benefit obligations as described in more detail below. "Other" consists of various insignificant funded and unfunded pension benefit and other postretirement plans which are not included in the detailed disclosures below.

Pension benefits

Virtually all of the Company's domestic employees and many of its foreign employees are covered by defined benefit pension plans. The most significant of these pension plans cover approximately 517,000 participants, including 264,000 employees, 82,000 former employees with vested benefits and 171,000 retirees and beneficiaries. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country.

The Company constantly reviews the design of its pension plans with regard to risk-control and labor-market requirements. As a matter of principle it is currently anticipated that future changes in plan design will result in a greater number of cash-balance plans or defined contribution plans versus pure defined benefit plans.

The Company has established the Siemens German Pension Trust to provide for future pension benefit payments relating to substantially all of its domestic defined benefit pension plans (Siemens Pension Trust e.V.). As described in footnote 3, the Company contributed Infineon shares into the Siemens German Pension Trust in April 2001. As of September 30, 2002 and 2001, the Siemens German Pension Trust held 87.1 million and 93.8 million shares, respectively, in Infineon. While United States pension plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of the plan assets, the Siemens German Pension Trust is not subject to such ERISA provisions.

Information regarding the Company's principal pension benefit plans is presented in the following tables:

(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2002			September 30, 2001		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in projected benefit obligations:						
Projected benefit obligation at beginning of year	18,544	13,077	5,467	15,930	11,339	4,591
Foreign currency exchange rate changes	(265)	–	(265)	(244)	–	(244)
Service cost	487	206	281	464	195	269
Interest cost	1,151	772	379	1,091	749	342
Plan participants' contributions	32	–	32	32	–	32
Amendments and other	(53)	(197)	144	660	51	609
Actuarial losses (gains)	697	301	396	703	728	(25)
Acquisitions	84	13	71	703	629	74
Divestments	(255)	(221)	(34)	–	–	–
Benefits paid	(930)	(620)	(310)	(795)	(614)	(181)
Projected benefit obligation at end of year	**19,492**	**13,331**	**6,161**	**18,544**	**13,077**	**5,467**
Siemens German Pension Trust	13,331	–	–	12,844	–	–
U.S.	3,095	–	–	2,956	–	–
U.K.	1,742	–	–	1,354	–	–
Other	1,324	–	–	1.390	–	–
Change in plan assets:						
Fair value of plan assets at beginning of year	14,761	9,682	5,079	15,785	10,872	4,913
Foreign currency exchange rate changes	(166)	–	(166)	(210)	–	(210)
Actual return on plan assets	(1,187)	(713)	(474)	(5,257)	(4,952)	(305)
Acquisitions	171	–	171	551	–	551
Divestments	(173)	(173)	–	–	–	–
Employer contributions	2,023	1,500	523	4,655	4,376	279
Plan participants' contributions	32	–	32	32	–	32
Benefits paid	(930)	(620)	(310)	(795)	(614)	(181)
Fair value of plan assets at end of year	**14,531**	**9,676**	**4,855**	**14,761**	**9,682**	**5,079**
Siemens German Pension Trust	9,676	–	–	9,503	–	–
U.S.	2,349	–	–	2,543	–	–
U.K.	1,443	–	–	1,492	–	–
Other	1,063	–	–	1,223	–	–
Asset allocation of total pension assets:						
Equity	33%	20%	60%	61%	58%	66%
therein Infineon shares	3%	5%	–	9%	13%	–
Fixed income	46%	58%	22%	31%	36%	23%
Real estate	8%	7%	9%	6%	5%	9%
Cash	13%	15%	9%	2%	1%	2%

The measurement of plan assets for the domestic pension plans is as of September 30, for the most significant foreign pension plans as of June 30.

In view of current conditions in international equities markets and in consideration of the changed asset allocation the Company decided to make supplemental cash contributions to the pension trusts in Germany, the U.S. and the U.K. amounting to €1.782 billion in September 2002. In October 2002, the Company made additional contributions of cash and real estate to its pension trusts in Germany and the U.K. totaling €819. Further funding decisions for the Company's pension plans will be based upon due consideration of developments in funded status, minimum funding requirements and tax deductibility in accordance with the applicable local legal environment.

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2002			September 30, 2001		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Funded status	(4,961)	(3,655)	(1,306)	(3,783)	(3,395)	(388)
Siemens German Pension Trust	(3,655)	–	–	(3,341)	–	–
U.S.	(746)	–	–	(413)	–	–
U.K.	(299)	–	–	138	–	–
Other	(261)	–	–	(167)	–	–
Unrecognized net losses	10,424	8,969	1,455	7,354	7,143	211
Unrecognized prior service cost	119	–	119	113	–	113
Unrecognized net transition asset	(3)	–	(3)	(7)	–	(7)
Net amount recognized	**5,579**	**5,314**	**265**	**3,677**	**3,748**	**(71)**
Amounts recognized in the consolidated balance sheets consist of:						
Prepaid pension assets	197	–	197	179	2	177
Accrued pension liability	(3,557)	(3,063)	(494)	(3,048)	(2,696)	(352)
Intangible assets	110	–	110	17	–	17
Accumulated other comprehensive loss	8,829	8,377	452	6,529	6,442	87
Net amount recognized	**5,579**	**5,314**	**265**	**3,677**	**3,748**	**(71)**

The measurement dates for the Company's domestic pension plans are September 30, and either September 30 or June 30 for the majority of its foreign plans. For fiscal 2002 and 2001, the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for defined benefit pension plans whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	September 30, 2002			September 30, 2001		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Projected benefit obligation	16,940	13,331	3,609	13,668	13,077	591
Siemens German Pension Trust	13,331	–	–	12,844	–	–
U.S.	3,095	–	–	525	–	–
Other	514	–	–	299	–	–
Accumulated benefit obligation	15,825	12,739	3,086	12,923	12,393	530
Siemens German Pension Trust	12,739	–	–	12,192	–	–
U.S.	2,659	–	–	483	–	–
Other	427	–	–	248	–	–
Fair value of plan assets at the measurement date	12,149	9,676	2,473	10,089	9,682	407
Siemens German Pension Trust	9,676	–	–	9,503	–	–
U.S.	2,105	–	–	364	–	–
Other	**368**	**–**	**–**	**222**	**–**	**–**
Underfunding of accumulated benefit obligation	**(3,676)**	**(3,063)**	**(613)**	**(2,834)**	**(2,711)**	**123**
Siemens German Pension Trust	(3,063)	–	–	(2,689)	–	–
U.S.	(554)	–	–	(119)	–	–
Other	(59)	–	–	(26)	–	–

(in millions of €, except where otherwise stated and per share amounts)

The ABO represents the present value of the future obligation without consideration of future salary increases. The underfunded ABO of €3,676 (the Minimum Liability) was recorded as an accrued pension liability as of the measurement date. Subsequent to the measurement date, the accrued pension liability was reduced by a supplemental cash contribution in the U.S. of €244. Including €125 of accrued liabilities relating to plans which were not underfunded as of their measurement dates, the total accrued pension liability for the principal pension plans was €3,557 at September 30, 2002.

Prepaid pension assets and pension liabilities – existing prior to this underfunding totaling a net asset of €5,263, mainly originating from the transfer of Infineon shares to the Siemens German Pension Trust in the previous fiscal year and from the supplemental funding of the Siemens German Pension Trust in the current year, together with the underfunded ABO resulted in an additional minimum liability adjustment of €8,939. Of this amount, €8,829 (€5,386 net of tax) was recorded in accumulated other comprehensive income as a separate component of shareholders' equity and €110 was recorded as an intangible asset.

Assumed discount rates, rates of increase in remuneration and increases in pension entitlements used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted-average assumptions used in calculating the actuarial values were as follows (see table below):

The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement date of each plan. The expected return on plan assets actuarial assumption is determined on an uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. As of October 1, 2001, Siemens adjusted the expected return on plan assets for its German Pension Trust from 9.5% in 2001 to 8.25% in order to reflect an expected decline in future investment performance as well as to allow for the reduced investment in equities. Actuarial assumptions not shown in the table above, like employee turnover, mortality, disability etc., remained primarily unchanged in 2002.

	Year ended September 30,					
		2002			2001	
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%
Siemens German Pension Trust	5.75%	–	–	6.0%	–	–
U.S.	7.25%	–	–	7.5%	–	–
U.K.	5.7%	–	–	6.2%	–	–
Expected return on plan assets	8.0%	8.25%	7.9%	8.8%	9.3%	7.8%
Siemens German Pension Trust	8.25%	–	–	9.5%	–	–
U.S.	9.0%	–	–	8.75%	–	–
U.K.	7.2%	–	–	7.4%	–	–
Rate of compensation increase	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%
Siemens German Pension Trust	2.75%	–	–	3.0%	–	–
U.S.	4.25%	–	–	4.5%	–	–
U.K.	4.1%	–	–	4.1%	–	–
Rate of pension progression	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%
Siemens German Pension Trust	1.25%	–	–	1.5%	–	–
U.K.	2.5%	–	–	2.5%	–	–

(in millions of €, except where otherwise stated and per share amounts)

	Year ended September 30,					
		2002			2001	
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	487	206	281	464	195	269
Interest cost	1,151	772	379	1,091	749	342
Expected return on plan assets	(1,421)	(1,007)	(414)	(1,609)	(1,203)	(406)
Amortization of:						
Unrecognized prior service cost	14	–	14	8	–	8
Unrecognized net losses (gains)	208	212	(4)	(1)	–	(1)
Unrecognized net transition obligation (asset)	8	–	8	(4)	–	(4)
Net periodic pension cost (income)	**447**	**183**	**264**	**(51)**	**(259)**	**208**
Siemens German Pension Trust	183	–	–	(261)	–	–
U.S.	164	–	–	122	–	–
U.K.	58	–	–	49	–	–
Other	42	–	–	39	–	–

The components of the net periodic pension cost for the years ended September 30, 2002 and 2001 are presented in the table above.

The interest and service costs components of net periodic pension cost for each fiscal year were determined based upon the PBO determined as of the measurement date in the preceding fiscal year. The calculation of the expected return on plan assets component of net periodic pension cost was based on the rate provided for each respective year. For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized losses are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date. Net unrecognized gains or losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets are amortized over the average remaining service period of active participants (generally 15 years). Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants to whom such costs relate.

(in millions of €, except where otherwise stated and per share amounts)

Other postretirement benefits
In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S., provide postretirement healthcare and life insurance benefits to employees. The healthcare plans are contributory, with participants' contributions adjusted annually at the Company's discretion. The basic life insurance plans are noncontributory. The accounting for the healthcare plans anticipates future cost sharing changes to the written plans that are consistent with the Company's intent that retirees share a fixed percentage of the overall costs of benefits each year. The plans provide either defined medical, dental and life insurance benefits or a defined Company contribution toward the cost of such benefits.

Information regarding the Company's principal other postretirement benefit plans is presented in the following tables:

	September 30, 2002			September 30, 2001		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in projected benefit obligations:						
Projected benefit obligation at beginning of year	1,170	587	583	1,210	608	602
Foreign currency exchange rate changes	(46)	–	(46)	(25)	–	(25)
Service cost	52	21	31	47	23	24
Interest cost	80	33	47	79	40	39
Plan participants' contributions	–	–	–	1	–	1
Actuarial (gains) losses	(59)	(81)	22	(86)	(52)	(34)
Acquisitions	61	17	44	–	–	–
Divestments	(49)	(22)	(27)	(18)	(18)	–
Benefits paid	(59)	(21)	(38)	(38)	(14)	(24)
Projected benefit obligation at end of year	**1,150**	**534**	**616**	**1,170**	**587**	**583**
Change in plan assets:						
Fair value of plan assets at beginning of year	28	17	11	32	23	9
Foreign currency exchange rate changes	(1)	–	(1)	–	–	–
Actual return on plan assets	–	–	–	(6)	(6)	–
Divestments	(17)	(17)	–	–	–	–
Employer contributions	41	–	41	26	1	25
Plan participants' contributions	–	–	–	1	–	1
Benefits paid	(38)	–	(38)	(25)	(1)	(24)
Fair value of plan assets at end of year	**13**	**–**	**13**	**28**	**17**	**11**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	September 30, 2002			September 30, 2001		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Funded status	(1,137)	(534)	(603)	(1,142)	(570)	(572)
Unrecognized net gains	(300)	(166)	(134)	(228)	(57)	(171)
Unrecognized prior service cost	5	–	5	3	–	3
Unrecognized net transition obligation	1	–	1	1	–	1
Net amount recognized (within accrued benefit liability in the consolidated balance sheets)	**(1,431)**	**(700)**	**(731)**	**(1,366)**	**(627)**	**(739)**

Discount rates and other key assumptions used for transition payments in Germany are the same as those used for domestic pension benefit plans.

(in millions of €, except where otherwise stated and per share amounts)

The weighted-average assumptions used in calculating the actuarial values for the postretirement healthcare and life insurance benefits in the U.S. were as follows:

	Year ended September 30, 2002	2001
Discount rate	7.25%	7.5%
Medical trend rates (initial/ultimate/year):		
Medicare ineligible pre 65	9.17%/5%/ 2007	10%/5%/ 2007
Medicare eligible post 65	9.17%/5%/ 2007	10%/5%/ 2007
Fixed dollar benefit	6%	5.8%
Dental trend rates (initial/ultimate/year)	6%/5%/ 2021	6%/5%/ 2021

The healthcare trend rate assumptions have a significant effect on the amounts reported. A one-percentage-point change in the healthcare trend rates would have the following effects on the accumulated postretirement benefit obligation and service and interest cost as of and for the year ended September 30, 2002:

	September 30, 2002 One-percentage-point increase	decrease
Effect on accumulated postretirement benefit obligation	44	(29)
Effect on total of service and interest cost components	7	(5)

The components of the net periodic benefit cost for the principal other postretirement benefit plans for the years ended September 30, 2002 and 2001 are presented in the following table.

	Year ended September 30, 2002			2001		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	52	21	31	47	23	24
Interest cost	80	33	47	79	40	39
Expected return on plan assets	–	–	–	(2)	(2)	–
Amortization of :						
Unrecognized prior service cost	–	–	–	(1)	–	(1)
Unrecognized net gains	(9)	–	(9)	(20)	–	(20)
Net periodic benefit cost	**123**	**54**	**69**	**103**	**61**	**42**

20 Other accruals and provisions

	September 30, 2002	2001
Remediation and environmental accruals	705	728
Deferred income	281	254
Other long-term accruals	2,415	1,975
	3,401	**2,957**

Remediation and environmental protection liabilities have been accrued primarily to account for the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany ("Hanau facilities") as well as the facilities in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2006; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2002 and 2001, the accrual totals €641 and €676, respectively, and is recorded net of a present value discount of €1,429 and €1,460, respectively, calculated using a range of rates from approximately 4% to 5%. The rates are determined based on the differing durations of the steps of decommissioning. The total expected payments for each of the next five fiscal years and the total thereafter are €70, €75, €79, €3, €3 and €1,840 (includes €1,663 for the costs associated with final storage in 2033).

The Company recognizes the accretion of the liability for the Hanau facility using the interest method. During the years ended September 30, 2002 and 2001, €32 and €33, respectively, was recognized as interest expense related to such accretion.

21 Shareholders' equity

Capital Stock and Additional Paid-in Capital

As of September 30, 2002, the Company's capital stock totaled €2,671 divided into 890,374,001 shares without par value with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

As of September 30, 2001, the Company's capital stock totaled €2,665 divided into 888,230,245 shares without par value with a notional value of €3.00 per share.

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2002 and 2001:

Capital increases

In January 2002, €6 or 2,000,000 shares from Authorized Capital 2001/II were issued to an underwriter and subsequently offered for sale to employees with respect to our employee share program (see also Treasury stock below).

On February 22, 2001, the Company's shareholders approved a capital increase of €262 through the increase in the notional value per share to a round amount from approximately €2.56 per share to €3.00 per share.

In addition, the Company's shareholders approved a capital increase of €888 effected in the form of a 3-for-2 stock split through increasing the number of shares outstanding by 295,812,450. The stock split was effective for trading purposes on April 30, 2001. All share and per share data for periods prior to April 30, 2001 have been restated to give effect to the 3-for-2 stock split.

The foregoing capital increases, approved on February 22, 2001, had the effect of decreasing additional paid-in capital and increasing common stock by €1,150.

In December 2000, €8 or 3,000,000 shares (4,500,000 after stock split) from Authorized Capital 1996/II were issued to an underwriter, repurchased and subsequently offered for sale to employees in Germany principally with respect to a special employee share program.

	Capital stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousand shares*	in thousands of €	in thousand shares*	in thousands of €	in thousand shares*
As of October 1, 2000	1,504,784	588,621	499,021	195,200	27,015	10,567
Settlement to former SNI shareholders	20	7	–	–	(20)	(7)
Capital increases	10,039	3,790	(10,039)	(3,790)	–	–
Capital increases for stock split and notional value	1,149,847	295,812	44,354	–	1,094	282
New approved capital	–	–	475,000	158,333	166,436	54,000
Expired capital	–	–	(235,706)	(92,200)	–	–
As of September 30, 2001	2,664,690	888,230	772,630	257,543	194,525	64,842
Stock options	413	138	–	–	(413)	(138)
Settlement to former SNI shareholders	19	6	–	–	(19)	(6)
Capital increases	6,000	2,000	(6,000)	(2,000)	–	–
As of September 30, 2002	**2,671,122**	**890,374**	**766,630**	**255,543**	**194,093**	**64,698**

* Share amounts prior to stock split have not been restated. The total increase of shares with respect to the stock split is shown in "Capital increases for stock split and notional values." As of October 1, 2000, shares of capital stock after stock split totaled 882,931.

(in millions of €, except where otherwise stated and per share amounts)

In June 2001, €2 or 790,000 shares from Authorized Capital 2001/II were issued to an underwriter, repurchased and subsequently offered for sale to employees in the U.S. with respect to a special employee share program.

In fiscal 2002, capital stock increased by €413 thousand through the issuance of 137,576 shares, from the conditional capital to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

In fiscal 2002 and 2001, capital stock increased by €19 thousand and €20 thousand, respectively, through the issuance of 6,180 shares and 9,345 shares, respectively, from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001 and 2000.

Authorized and Conditional Capital

On September 30, 2002 and 2001, the authorized but unissued capital of the Company totaled €767 or 255,543,334 and €773 or 257,543,334 common shares, respectively.

Authorized Capital 1996/II, which was used for the above-mentioned capital increase during fiscal 2001 of 3,000,000 shares, expired on February 1, 2001.

On February 22, 2001, the Company's shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €400 through the issuance of up to 133,333,334 shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/I). The Managing Board, with the approval of the Supervisory Board, is authorized to increase the capital stock by up to €75 through the issuance of up to 25,000,000 shares until February 1, 2006. The shareholders' preemptive rights are excluded since these shares will be offered for sale to employees (Authorized Capital 2001/II). As mentioned above, 790,000 shares from this authorized capital were issued during fiscal 2001.

The authorization to issue €300 or 100,000,000 in new common shares for which the shareholders' preemptive rights are excluded because these shares will be issued against contribution in kind will expire on February 1, 2003 for the first tranche of €90 (Authorized Capital 1998) and on February 1, 2004 for the second tranche of €210 (Authorized Capital 1999).

By resolution of the Annual Shareholders' Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital of €45 was approved by the Company's shareholders to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

Conditional capital of €2.5 provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001.

Treasury stock

On January 17, 2002, the Company's shareholders authorized the Company to repurchase up to 10% of the €2,665 capital stock.

In fiscal 2002, Siemens repurchased 2,297,574 shares, including the 2,000,000 shares relating to the capital increase from Authorized Capital 2001/II and (representing €7 or 0.3% of capital stock), at an average price of €72.86 per share in addition to the 1,116 shares of treasury stock held at the beginning of the fiscal year. Of these shares 2,248,826 were sold to employees, a majority of which was offered for sale to employees at a preferential price of €40.39 per share. As of September 30, 2002, 49,864 shares of stock remained in treasury with a carrying amount of €4.

In fiscal 2001, Siemens repurchased 6,063,920 shares, including the 4,500,000 (after stock split) from the Authorized Capital 1996/II and (representing €18 or 1.2% of capital stock), at an average price of €84.76 per share in addition to the 23,100 shares of treasury stock held at the beginning of the fiscal year. Of these shares 6,085,904 were sold to employees, a majority of which was related to a special employee share program. The remainder of the shares were offered for sale to employees at a preferential price of €58.77. As of September 30, 2001, 1,116 shares of stock remained in treasury with a carrying amount of €111 thousand.

During the years ended September 30, 2002 and 2001, the Company incurred compensation expense of €73 and €65, respectively, related to the sale of repurchased shares to employees.

Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income are as follows:

(in millions of €, except where otherwise stated and per share amounts)

	Year ended September 30, 2002			Year ended September 30, 2001		
	Pre-tax	Tax effect	Net	Pre-tax	Tax effect	Net
Changes in unrealized gains (losses) on securities:						
Unrealized holding gains (losses) for the period	(360)	122	(238)	(2,239)	918	(1,321)
Reclassification adjustments for gains (losses) included in net income	(4)	3	(1)	209	(87)	122
Net unrealized gains (losses) on available-for-sale securities	(364)	125	(239)	(2,030)	831	(1,199)
Changes in unrealized gains (losses) on derivative financial instruments:						
Unrealized gains (losses) on derivative financial instruments	110	(43)	67	87	(41)	46
Reclassification adjustments for (gains) losses included in net income	(51)	20	(31)	12	(5)	7
Net unrealized gains (losses) on derivative financial instruments	59	(23)	36	99	(46)	53
Minimum pension liability	(2,324)	906	(1,418)	(6,529)	2,541	(3,988)
Foreign-currency translation adjustment	(533)	–	(533)	(532)	–	(532)
	(3,162)	**1,008**	**(2,154)**	**(8,992)**	**3,326**	**(5,666)**

Miscellaneous

Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the year ended September 30, 2002, Siemens AG management distributed an ordinary dividend of €888 (€1.00 per share) of the 2001 earnings of Siemens AG as a dividend to the shareholders. During the year ended September 30, 2001, Siemens AG management distributed €1,412 (€1.60 per share) of the 2000 earnings of Siemens AG as a dividend to the shareholders.

In August 2001, Infineon entered into an agreement to sell its 49% share in the OSRAM Opto Seminconductors GmbH & Co. OHG joint venture for approximately €565 to Osram. The purchase price in excess of historic cost, net of tax, of €392 was reflected as a capital transaction in the separate financial statements of Infineon and Osram. Accordingly, in its consolidated financial statements as of and for the fiscal year 2001, the Company recorded a decrease of €194 in its retained earnings to reflect the minority interest holding of Infineon.

(in millions of €, except where otherwise stated and per share amounts)

22 Commitments and contingencies

Guarantees and other commitments

	September 30, 2002	2001
Discounted bills of exchange	51	121
Guarantees	3,138	4,595
therein credit guarantees	[659]	[668]
therein performance bonds	[1,328]	[2,065]
therein guarantees of advanced payments	[135]	[251]
Collateral for third party liabilities	17	3

"Guarantees" are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements. In its project businesses, Siemens will also selectively provide credit or performance guarantees related to projects involving third party participants. The €3,138 total in the table above includes €455 in customer financing guarantees and €137 in guarantees related to the Company's SieFunds program. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. Guarantees also include an amount of €767 at September 30, 2002, related to the sale of Siemens' defense electronics business in 1998, reduced from €1.5 billion at September 30, 2001.

As of September 30, 2002, future payment obligations under noncancellable operating leases are as follows:

2003	400
2004	413
2005	340
2006	280
2007	237
Thereafter	826

The total operating rental expense for the years ended September 30, 2002 and 2001 was €328 and €279, respectively.

As of September 30, 2002, the Company has commitments to make capital contributions of €363 to other companies.

The Company is jointly and severally liable and has capital contribution obligations as a partner in companies formed under the German Civil Code (BGB), through which it has executed profit-and-loss transfer agreements with other companies as a partner in commercial partnerships and in a European Economic Interest Grouping (EEIG) and as a participant in various consortiums.

The Company is a party to various lawsuits and arbitration proceedings arising in the ordinary course of its business, including matters involving allegations of improper shipments and services, product liability, patent infringement and claims for damages. Liabilities for litigation risks have been accrued, which the Company believes represent reasonable estimates of the probable liabilities associated with the cost of related litigation and the estimated cost of an unfavorable outcome of the disputes. Although the final resolution of any such matters could have a material effect on Siemens' consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, Siemens believes that any resulting adjustment should not materially affect its consolidated financial position.

23 Derivative instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign-currency exchange rates and interest rates as well as to reduce credit risks. The following is a summary of Siemens' risk management strategies and the effect of these strategies on the consolidated financial statements.

Foreign currency exchange risk management

Siemens' significant international operations expose the Company to significant foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Derivative financial instruments not designated as hedges

The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under SFAS 133 and also did not qualify for hedge accounting prior to SFAS 133. Accordingly, all such derivative financial instruments are recorded at fair value on the balance sheet as either an other current asset or other current liability and changes in fair values are charged to earnings.

(in millions of €, except where otherwise stated and per share amounts)

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S. dollar. Gains or losses relating to such embedded foreign-currency derivatives are reported in cost of sales in the statements of income.

Hedging activities

During the years ended September 30, 2002 and 2001, the Company's operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company has entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) which are denominated primarily in U.S. dollars.

Cash flow hedges – Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in accumulated other comprehensive income as a separate component of shareholders' equity. During the year ended September 30, 2001, a net loss of €1 was reclassified from accumulated other comprehensive income into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable. During the year ended September 30, 2002, a net loss of €3 (2001: €2) on the derivative contracts was recognized in cost of sales representing hedge ineffectiveness.

It is expected that €62 of net deferred gains in accumulated other comprehensive income will be reclassified into earnings during the year ended September 30, 2003 when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2002, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 60 months.

Fair value hedges – As of September 30, 2002, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, purchases. The hedging transactions resulted in the recognition of an other current asset of €13 (2001: €6) and other current liability of €6 (2001: €6) for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales. During the years ended September 30, 2002 and 2001, there was no hedge ineffectiveness.

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

Interest rate swap agreements are used to adjust the proportion of total debt, and to a lesser extent interest-bearing investments, that are subject to variable and fixed interest rates. Under an interest rate swap agreement, the Company either agrees to pay an amount equal to a specified variable rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount or, vice-versa, to receive a variable-rate amount and to pay a fixed-rate amount. The notional amounts of the contracts are not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.

Derivative financial instruments not designated as hedges

The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under SFAS 133. Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value as either an other current asset or other current liability and changes in the fair values are charged to earnings.

(in millions of €, except where otherwise stated and per share amounts)

Fair value hedges of fixed-rate debt obligations
Under the interest rate swap agreements outstanding during the years ended September 30, 2002 and 2001, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company's consolidated balance sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rates swap contracts, and the offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item "Income from financial assets and marketable securities, net" in the consolidated statements of income. Net cash receipts and payments relating to such interest rate swap agreements are recorded to interest expense.

The Company had interest rate swap contracts to pay variable rates of interest (average rate of 3.3% and 3.9% as of September 30, 2002 and 2001, respectively) and receive fixed rates of interest (average rate of 5.1% and 5.3% as of September 30, 2002 and 2001, respectively). The notional amount of indebtedness hedged as of September 30, 2002 and 2001 was €6,146 and €5,212, respectively. This resulted in 66% and 53% of the Company's underlying notes and bonds being subject to variable interest rates as of September 30, 2002 and 2001, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2002 and 2001 was €305 and €103, respectively. During the year ended September 30, 2002, a net gain of €2 (2001: € –) on the interest rate swaps was recognized in income from financial assets and marketable securities representing hedge ineffectiveness.

Credit risk management
Siemens Financial Services uses credit default swaps to protect from credit risks stemming from its receivables purchase business. The credit default swaps are classified as guarantees or as derivatives under SFAS 133.

24 Fair value of financial instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. In determining the fair values of the derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration.

Derivative financial instruments
The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings.

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative currency contracts – The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Credit default swaps – The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.

As of September 30, 2002, the Company's derivative financial instruments had a net fair value of €398 (2001: €263) and were recorded on the consolidated balance sheets as other current assets of €623 (2001: €463) and other current liabilities of €225 (2001: €200).

(in millions of €, except where otherwise stated and per share amounts)

Non-derivative financial instruments

The fair values for non-derivative financial instruments are determined as follows:

Fair value of cash and cash equivalents, short-term receivables, accounts payable, additional liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying value due to the short-term maturities of these instruments.

Financial assets and securities

Marketable securities are carried at fair value, which is based on quoted market prices. It is not practicable to estimate the fair value of the Company's other equity investments in associated and related companies, as these investments are not publicly traded, with the exception of Infineon. The net investment in Infineon is accounted for under the equity method. As of September 30, 2002, its carrying value is €2,441 and its fair value is €1,606. Comparative amounts of September 30, 2001 are not provided as Infineon was consolidated at that time.

Financing receivables

Long-term fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As such, as of September 30, 2002 and 2001, the carrying amounts of such receivables, net of allowances, approximates their fair value.

Debt

The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2002 and 2001, the fair value and carrying value of debt is as follows:

	September 30, 2002	September 30, 2001
Fair value	12,284	12,333
Carrying value	12,346	12,610

25 Stock-based compensation

Pursuant to SFAS 123, "Accounting for Stock-Based Compensation," the Company has elected to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based compensation plan.

Description of plans – 1999 Siemens Stock Option Plan

As part of a stock option plan for members of the Managing Board, executive officers and other eligible employees, the Company's shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been terminated and further options have not been granted. In connection with the 1999 Plan, the shareholders originally approved an increase in conditional capital in an amount not to exceed €26, which has been increased to up to €45 in fiscal 2001 (see footnote 21).

Under the 1999 Plan, the Supervisory Board decided annually after the end of each fiscal year how many options to grant to the Managing Board, and the Managing Board decided annually how many options to grant to executive officers and other eligible employees. The exercise price is equal to the average market price of Siemens' stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.

As a result of such performance requirements, the plan has been accounted for as a variable plan under APB Opinion No. 25.

The options may be settled either in newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the average market price of the Company's stock on the five trading days preceding the exercise of the stock options.

(in millions of €, except where otherwise stated and per share amounts)

Description of plans – 2001 Siemens Stock Option Plan
At the Annual Shareholders' Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company's shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company's stock on the day of exercising the stock options. As a result of its design, the new plan will have no income effect in the case of settlement in shares due to the fact that the exercise price is also the performance target. Any settlements in cash would be recorded as compensation expense. In connection with the 2001 Siemens Stock Option Plan, the shareholders approved an increase in conditional capital in an amount not to exceed €147 (see footnote 21).

Stock options may be granted within a period of 30 days after publication of the results for the fiscal year or quarter then ended. The Supervisory Board decides how many options to grant to the Managing Board, and the Managing Board decides how many options to grant to executive officers and other eligible employees. Option grants to members of the Managing Board may only be made once annually after the close of the fiscal year.

Details on option activity and weighted average exercise prices are as follows. On November 24, 2000, the Supervisory Board and the Managing Board granted options exercisable to 1,513 key executives under the 1999 Plan for approximately 2,173,594 (3,260,391 after stock split) shares with an exercise price of €129.35 (€86.23 after stock split) of which options exercisable for 107,000 (160,500 after stock split) shares were granted to the Managing Board. On December 13, 2001, the Supervisory Board and the Managing Board granted options exercisable to 5,413 key executives under the 2001 Siemens Stock Option Plan for approximately 7,357,139 shares with an exercise price of €87.19 of which options exercisable for 151,000 shares were granted to the Managing Board.

The options and exercise prices below have been restated to reflect the stock split (see tables).

	Year ended September 30, 2002	
	Options	Exercise price
Outstanding, beginning of period	4,963,672	€76.01
Granted	7,357,139	€87.19
Options exercised	(139,826)	€57.73
Options forfeited	(532,218)	€85.77
Outstanding, end of period	**11,648,767**	**€82.85**
Exercisable, end of period	1,617,899	€57.73

	Year ended September 30, 2001	
	Options	Exercise price
Outstanding, beginning of period	1,826,276	€57.73
Granted	3,260,391	€86.23
Options exercised	–	–
Options forfeited	(122,995)	€76.01
Outstanding, end of period	**4,963,672**	**€76.01**
Exercisable, end of period	–	–

(in millions of €, except where otherwise stated and per share amounts)

The following tables summarize information on stock options outstanding and exercisable at September 30, 2002:

Options outstanding

Exercise prices	Options outstanding	Weighted average remaining life (years)	Weighted average exercise price
€57.73	1,617,899	4	€57.73
€86.23	3,072,297	5	€86.23
€87.19	6,958,571	4	€87.19

Options exercisable

Exercise prices	Number exercisable	Weighted average exercise price
€57.73	1,617,899	€57.73
€86.23	–	–
€87.19	–	–

Fair value information

The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value prior to the stock split for the second tranche of the 1999 Plan in November 2000 was €38.11. The fair value of grants made during the years ended September 30, 2002 and 2001, restated for the stock split are as follows:

	Assumptions at grant date	
	2002	2001
Risk-free interest rate	4.12%	5.0%
Expected dividend yield	1.41%	2.59%
Expected volatility	62.55%	50.00%
Expected option life	4 yrs.	4 yrs.
Estimated weighted average fair value per option	€23.36	€25.41
Fair value of total options granted during fiscal year	€172	€83

The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management's opinion that existing models do not necessarily provide a single reliable measure of fair value.

Pro forma information

If the Company had adopted the fair value based accounting method prescribed by SFAS 123, the net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Year ended September 30,	
	2002	2001
Net income		
As reported	2,597	2,088
Pro forma	2,499	2,034
Basic earnings per share		
As reported	2.92	2.36
Pro forma	2.81	2.30
Diluted earnings per share		
As reported	2.92	2.36
Pro forma	2.81	2.30

26 Personnel costs

	Year ended September 30,	
	2002	2001
Wages and salaries	22,639	23,028
Statutory social welfare contributions and expenses for optional support payments	3,592	3,673
Expenses relating to pension plans and employee benefits	964	401
	27,195	**27,102**

The average number of employees in fiscal year 2002 and 2001 was 445,100 and 477,100, respectively. Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	September 30,	
	2002	2001
Manufacturing	183,400	214,900
Sales and marketing	146,700	142,000
Research and development	55,700	60,200
Administration and general services	59,300	60,000
	445,100	**477,100**

(in millions of €, except where otherwise stated and per share amounts)

27 Additional information relating to Board members

Supervisory Board

The remuneration of the members of the Supervisory Board amounts to €1.3 and €1.3 for the years ended September 30, 2002 and 2001, respectively. In addition, the members of the Supervisory Board are entitled to receive reimbursement of their actual out-of-pocket expenses. €0.1 and €0.1, respectively, of the remuneration relate to fixed compensation, and €1.2 and €1.2, respectively, to variable compensation relating to a dividend per share of €1.00. The remuneration of the members of the Supervisory Board is set forth in the Articles of Association of Siemens AG. The fixed compensation of each Supervisory Board member is €6.0 thousand. As variable compensation, each member of the Supervisory Board receives €3.5 thousand for each €0.05 dividend per share in excess of €0.20, if such dividend is approved at the annual shareholders' meeting. Accordingly, the remuneration amounts to €62 thousand for each member of the Supervisory Board. The chairman receives twice and each vice chairman receives 1.5 times the annual compensation rates mentioned above. Members which join or leave the Supervisory Board during the fiscal year receive a pro rata payment for the term served on the Board. The members of the audit committee of the Supervisory Board, which was established in April 2002, will receive a compensation of 1.5 times the annual compensation rate of a Supervisory Board member for their service in a committee not required to be established by law.

In addition, under the Articles of Association, each member of the Supervisory Board received 1,500 stock appreciation rights granted under the same conditions as under the 1999 and 2001 Siemens Stock Option Plans, which had a fair value as of the grant dates in fiscal 2002 and 2001 of €0.7 and €0.8, respectively. For each member of the Supervisory Board the fair value of these stock appreciation rights was €35 thousand and €38 thousand, respectively (see footnote 25).

Remuneration of the members of the Supervisory Board including stock appreciation rights at fair value as of the grant date amounts to €2.0 and 2.1 for the years ended September 30, 2002 and 2001, respectively.

During the last two fiscal years there have been no loans outstanding to members of the Supervisory Board.

Due to the fact that Mr. Peter von Siemens as a representative of the founder's family is not only a member of the Supervisory Board of Siemens AG but also represents the Company at home as well as abroad and in various associations, the Company concluded a representation contract which grants him a reimbursement of his expenses. In addition, Mr. Peter von Siemens is entitled to a company car, an office and secretarial services. The term of the contract ends at the Annual Shareholders' Meeting 2003.

Managing Board

The remuneration of the members of the Managing Board was €18.5 and €12.9 for the years ended September 30, 2002 and 2001, respectively, of which €5.6 and €5.7, respectively, relate to a fixed salary including non-cash benefits for company cars, social welfare contributions subsidies and remunerations for memberships in Supervisory Boards of affiliated companies. The variable compensation consists of an annual bonus of €9.8 and €2.9, respectively, and a long-term bonus of €3.0 and €2.8, respectively. The amount of the bonuses is primarily dependend on the development of the economic value added during the fiscal year for the annual bonus and a three-year period for the long-term bonus. In addition, the Managing Board received €0.1 and €1.5 in fiscal 2002 and 2001, respectively, for the immediate acquisition of a total of 775 shares and 15,375 shares (after stock split), respectively, under the condition that each board member, within a period of 18 months, buys the same number of shares on his own account, and that each board member pays any taxes and other levies associated with the initial payment. These shares are subject to a holding period of three years from the date of the award or until the holder leaves the Managing Board, whichever is longer.

Also, in fiscal 2002 and 2001, the members of the Managing Board received 151,000 and 160,500, respectively, of stock options under the 1999 and 2001 Siemens Stock Option Plans. The fair value of these options at grant date was €3.5 and €4.1, respectively (see footnote 25).

Remuneration of the members of the Managing Board including stock options at fair value as of the grant dates amounts to €22.0 and €17.0 for the years ended September 30, 2002 and 2001, respectively.

Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €11.2 and €13.2 for the years ended September 30, 2002 and 2001, respectively.

Pension commitments to current members of the Managing Board and former members and their surviving dependents are covered by Siemens AG. Accruals have been recorded as of September 30, 2002 and 2001, for current members of the Managing Board of €37.0 and €33.4, respectively, and for former members and their surviving dependents of €106.2 and €95.8, respectively. Such amounts are included in the amounts disclosed in footnote 19.

During the last two fiscal years there have been no loans outstanding to members of the Managing Board.

Share ownership

The Supervisory Board members and the Managing Board members of Siemens AG hold shares and options representing less than 1% of Siemens' total shares outstanding. As of October 31, 2002, the members of the Managing Board and the Supervisory Board held shares and options representing 0.051% and 0.001%, respectively, of the total shares outstanding. For this calculation, Siemens has not included the aggregate of 2.0% of outstanding share capital that is held by the von Siemens-Vermögensverwaltung GmbH, a German limited liability entity that functions much like a trust (vSV), or the 4.5% as to which the vSV has voting power under a power of attorney. Mr. Peter von Siemens as a representative of the founder's family has voting control over these shares.

Related party transactions

Some of the board members of Siemens AG hold or in the last year have held positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. Significant are the relationships with Deutsche Bank AG, Bayerische Hypo- und Vereinsbank AG and Allianz AG. Dr. Rolf-E. Breuer had been the Spokesman of the Managing Board of Deutsche Bank AG until May 22, 2002 and is now the Chairman of the Supervisory Board of Deutsche Bank AG. Dr. Albrecht Schmidt is the Spokesman of the Managing Board of Bayerische Hypo- und Vereinsbank AG. The Company's ongoing banking relations with these institutions include securities underwritings, other investment banking services, and credit, money market and foreign-exchange business. Dr. Henning Schulte-Noelle is Chairman of the Managing Board of Allianz AG, which directly and indirectly provides the Company insurance coverage, as well as banking services through its majority-owned subsidiary, Dresdner Bank AG, in the ordinary course of business.

The members of the Managing Board of Siemens AG are listed on page 142 of this Annual Report, and the Supervisory Board members are named on page 140.

28 Earnings per share

	Year ended September 30,	
(shares in thousands)	2002	2001
Net income	2,597	2,088
Weighted average shares outstanding – basic	889,539	885,658
Effect of dilutive stock options	92	270
Weighted average shares outstanding – diluted	889,631	885,928
Basic earnings per share	**2.92**	**2.36**
Diluted earnings per share	**2.92**	**2.36**

(in millions of €, except where otherwise stated and per share amounts)

29 Segment information

The Company's segments are organized based on the nature of products and services provided.

The segment information is subdivided on a primary level into three components: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury. As Siemens deconsolidated Infineon as of December 5, 2001, only prior year figures for Infineon are shown. The results of operations from Infineon for the first two months of fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. The accounting policies of the components (and the segments included) are generally the same as those used for Siemens worldwide and described in the summary of significant accounting policies (footnote 2). Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

The Managing Board is responsible for assessing the performance of the Operations segments. In fiscal 2001, the Company changed the profitability measure for its Operations segments to earnings before financing interest, certain pension costs, income taxes, and amortization of goodwill and purchased in-process R&D (IPR&D) and certain one-time items (EBITA). Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets," and no longer amortizes goodwill. Consistent with this change, EBITA is now referred to as EBIT. As IPR&D expenses now are included in EBIT, the Operations' profitability measure is earnings before financing interest, certain pension costs, income taxes and certain one-time items (discussed below). In fiscal year 2001, goodwill amortization of €539, and IPR&D of €126 was excluded from EBITA. In fiscal 2002, the Company did not incur IPR&D expenses. Relating to IPR&D, the prior-period segment information has not been restated.

In fiscal 2002, all pension related costs excluding service costs of foreign pension plans are included in the line item "Corporate, eliminations." Until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of segment profitability. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations segments. Beginning fiscal year 2002, interest costs, expected return on plan assets and amortization of unrecognized gains and losses of foreign funded pension plans are no longer included in the measure of segment profitability. EBIT of the Operations segments for fiscal year 2002 would have been €78 lower if net periodic pension costs were allocated in the same manner as in fiscal 2001. Interest related to accounts receivable to customers, cash allocated to the segments, and accounts payable to suppliers are part of EBIT.

Earnings (losses) from equity investees included in EBIT for the years ended September 30, 2002 and 2001 of Operations segments were €(20) and €6, respectively, at ICM; €37 and €1, respectively, at ICN; €44 and €33, respectively, at PG; and €29 and €28, respectively, in the other Operations segments.

Net capital employed is the asset measure used to assess the performance for the Operations segments. It represents total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities. Due to the adoption of SFAS 142 and the related changes in the definition of segment profitability discussed above, Net capital employed (referred to as EBITA assets in prior years) is no longer reduced for amortization of goodwill. EBITA assets amounts for the Operations segments as of September 30, 2001, have been restated to reflect these changes.

(in millions of €, except where otherwise stated and per share amounts)

Corporate, eliminations and Reconciliation to financial statements

"Corporate, eliminations" within Operations and "Reconciliation to financial statements" include various categories of items which are not allocated to the segments since the Managing Board has determined that such items are not indicative of the segments' performance. These include nonrecurring, one-time charges or gains and the results of centrally managed projects. In addition, "Corporate, eliminations" includes corporate charges such as personnel costs, including certain pension costs, certain corporate related derivative activities, centrally held equity investments, business units and corporate projects, liquid assets unallocated to segments and corporate items relating to foreign subsidiaries. "Reconciliation to financial statements" consists of various items excluded by definition from EBIT. Operations segments EBIT is the basis for calculating Economic Value Added (EVA) for Operations, which in turn is part of the determination of bonus payments in accordance with Siemens' management incentive program.

Corporate, eliminations

"Corporate, eliminations" in the column EBIT consists of:

	Year ended September 30, 2002	2001
Corporate items	(671)	(838)
Investment (losses) earnings	(16)	253
Non-allocated pension related (expense) income	(250)	279
Eliminations, other	(246)	(14)
	(1,183)	**(320)**

In fiscal 2002, "Investment (losses) earnings" include €338, representing Siemens' at-equity share in the net loss incurred by Infineon since the deconsolidation of Infineon in December 2001 which offsets the earnings from other centrally held equity investees, and the gain on the sale of two centrally held investments totaling €133. Fiscal 2001 includes the loss on the sale of a domestic equity and debt security fund of €209, which was more than offset by gains on sales of available-for-sale securities of €227.

"Non-allocated pension related (expense) income" for fiscal 2002 was negatively affected by changes in pension trust net asset values and lower return assumptions as well as the change in the allocation methodology discussed above.

"Eliminations, other" for the fiscal year ended September 30, 2002, includes charges of €146 related to the sale of a portfolio of businesses to KKR (see footnote 3). The transaction in the fourth quarter of 2002 was effected as a sale of a portfolio of businesses that resulted in a net gain of €21. However, separate results were allocated to the operating segments where the sold businesses had previously resided. As a result, ICN and PG were allocated gains of €153 and €68, respectively, while PTD was allocated a loss of €54. The allocated values are based on amounts stated in the sales contracts and are not necessarily indicative of their actual fair values. In addition, "Eliminations, other" includes charges of €70 relating to the write-off of centrally held investments. For the year ended September 30, 2001, "Eliminations, other" includes €78 in expenses related to centrally managed litigation issues, €74 in corporate interest expense in part related to the Atecs acquisition, and €63 in severance charges. Fiscal 2001 also included a gain of €114 related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and positive resolution of certain asset disposal contingencies of €162.

(in millions of €, except where otherwise stated and per share amounts)

Reconciliation to financial statements

"Other interest expense" of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

Under "Goodwill amortization and purchased in-process R&D expenses" amounts are shown which were not included in EBIT by prior years definition (see above).

"Gains on sales and dispositions of significant business interests" are shown under Reconciliation to financial statements. For fiscal 2002 this amount include gains of €936 from the sales of approximately 63.1 million Infineon shares in open market transactions. For fiscal year 2001, such amount includes a gain of €3,459 from the irrevocable transfer of approximately 93.8 million Infineon shares into Siemens' domestic pension trust as well as a €484 gain from a follow-on offering by Infineon of approximately 60 million of its shares in the fourth quarter. In addition, Infineon increased its capital in connection with two acquisitions, which resulted in an aggregate gain of €122. Siemens did not participate in these capital increases.

For fiscal 2001, "Other special items" include goodwill impairments, primarily related to acquisitions made by ICN and A&D of Efficient and Milltronics totaling €927, and the write-down of inventories and assets associated with the contract cancellation of a centrally managed contract by the Argentine government of €258. This contract was originally entered into by SBS.

The following table reconciles total assets of the Operations component to Net capital employed as disclosed in Segment information according to the above definition:

	September 30, 2002	2001
Total assets	67,699	69,200
Intracompany financing receivables and investments	(14,127)	(8,305)
Tax related assets	(4,350)	(4,335)
Pension plans and similar commitments	(5,299)	(4,653)
Accruals	(6,690)	(6,977)
Liabilities to third parties	(21,478)	(26,317)
Total reconciliation	(51,944)	(50,587)
Net capital employed	**15,755**	**18,613**

Infineon

Earnings (losses) from equity investees included in EBIT at Infineon were €32 for the year ended September 30, 2001.

Financing and Real Estate

The Company's performance measurement for its Financing and Real Estate segments is income before income taxes. In contrast to the performance measurement used for the Operations segments, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

For the years ended September 30, 2002 and 2001, income before income taxes at SFS includes interest revenue of €510 and €603, respectively, and interest expense of €310 and €404, respectively. In addition, income before income taxes includes earnings from equity investees for the years ended September 30, 2002 and 2001 of €41 and €5, respectively.

For the years ended September 30, 2002 and 2001, income before income taxes at SRE includes interest revenue of €13 and €19, respectively, and interest expense of €132 and €150, respectively.

Eliminations, reclassifications and Corporate Treasury

Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments. For the the fiscal year ended September 30, 2002, the results of operations from Infineon for the first two months of the fiscal year 2002 are included.

Description of business segments

The Operations segments are comprised of the following businesses:

Information and Communication Networks (ICN) – ICN develops, manufactures and sells public communication systems, private business communication systems and related software, and provides a wide variety of consulting, maintenance and other services. This includes circuit switching and communication access equipment, private branch exchange systems, voice and data public telecommunication elements, and broadband network products for carrying data over the Internet. It also provides Internet core network switches, routers and related services.

Information and Communication Mobile (ICM) – ICM designs, manufactures and sells a broad range of communication devices, applications and interfaces, and mobile network products and systems including mobile, cordless and corded fixed-line telephones and radio base stations, base station controllers and switches for mobile communications networks as well as mobile and intelligent network systems.

Siemens Business Services (SBS) – SBS provides information and communications services to customers in industry, in the public sector, and in the telecommunications, transport, utilities and finance industries. SBS designs, builds and operates both discrete and large-scale information and communications systems, and provides related maintenance and support services.

Automation and Drives (A&D) – A&D produces and installs manufacturing automation systems, drives systems, low voltage controllers and distributors, and process automation products and instrument systems.

Industrial Solutions and Services (I&S) – I&S provides a range of facilities systems and services, including general contracting, to raw materials processing companies and infrastructure customers.

Siemens Dematic (SD) – SD designs, engineers, manufactures and sells equipment, systems and solutions for factory automation and logistics automation systems for postal automation, electronics assembly systems; and internal transport systems for on-site use. SD was formed by the merger in April 2001 of the former Siemens Production and Logistics Systems with Atecs Mannesmann Dematic Systems group.

Siemens Building Technologies (SBT) – SBT provides products, systems and services for monitoring and regulating the temperature, safety, electricity, lighting and security of commercial and industrial property. It also provides planning, management and technology-related electrical contracting services in connection with building projects. In addition, it operates and maintains entire building sites as an outsource provider of technical facility management services.

Power Generation (PG) – PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. It offers a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities.

Power Transmission and Distribution (PTD) – PTD supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power to various points along the power transmission network, including end users.

Transportation Systems (TS) – TS provides products and services for the rail industry, including signaling and control systems, railway electrification systems, complete heavy rail systems including rapid transit systems and locomotives, light rail systems and other rail vehicles.

(in millions of €, except where otherwise stated and per share amounts)

Siemens VDO Automotive (SV) – SV designs, manufactures and sells integrated electrical, electronic and electromechanical systems and modules and individual components used in automotive applications. Its product range includes components and systems used in automobile powertrains, body electronic systems, safety and chassis systems, electric motor drives, information and cockpit systems, and driver information, communication and multimedia systems. SV is the result of the merger in April 2001 of the former Siemens Automotive group with Mannesmann VDO.

Medical Solutions (Med) – Med develops, manufactures and markets diagnostic and therapeutic systems and devices such as CAT scanners, magnetic resonance imagers, ultrasound and radiology devices, and hearing instruments as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.

Osram – Osram designs, manufactures and sells a full spectrum of lighting products for a variety of applications such as general lighting and automotive, photo-optic and opto-semiconductor lighting .

Infineon Technologies (Infineon) – Infineon's products include discrete and integrated semiconductor circuit and systems for wireless communications, computer networks and for use in automotive and industrial applications. Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method.

The Financing and Real Estate Segments are comprised of the following two businesses:

Siemens Financial Services (SFS) – SFS, the Company's international financial services segment, provides a variety of customized financial solutions both to third parties and to other Siemens business groups and their customers.

Siemens Real Estate (SRE) – SRE owns and manages a substantial part of Siemens' real estate portfolio and offers service portfolio specializing in real estate development projects, real estate disposals, asset management, and lease and service management.

30 Geographic information

The following tables present data by geographic region as of and for the years ended September 30, 2002 and 2001.

	Sales by location of customer	
	2002	2001
Germany	18,102	19,144
Europe (other than Germany)	26,597	26,196
U.S.	20,288	21,103
Americas other than U.S.	4,389	4,893
Asia-Pacific	9,668	11,081
Other countries	4,972	4,583
Siemens worldwide	**84,016**	**87,000**

	Sales by location of companies	
	2002	2001
Germany	28,845	30,547
Europe (other than Germany)	23,326	23,024
U.S.	21,078	21,102
Americas other than U.S.	3,229	3,928
Asia-Pacific	6,153	7,228
Other countries	1,385	1,171
Siemens worldwide	**84,016**	**87,000**

	Long-lived assets	
	2002	2001
Germany	4,447	7,368
Europe (other than Germany)	3,198	3,991
U.S.	2,735	4,486
Americas other than U.S.	477	633
Asia-Pacific	842	1,197
Other countries	43	128
Siemens worldwide	**11,742**	**17,803**

Long-lived assets consist of property, plant and equipment and equipment leased to others.

	2002	2001	2000	1999	1998[1]
Sales and earnings (in millions of euros)					
Net sales	84,016	87,000	77,484	68,069	–
Gross profit on sales	23,206	23,105	21,535	17,909	–
Research and development expenses	5,819	6,782	5,848	5,260	–
as a percentage of sales	6.9	7.8	7.5	7.7	–
Net income	2,597	2,088	8,860	1,209	–
Assets, liabilities and shareholders' equity (in millions of euros)					
Current assets	44,062	51,013	49,091	44,850	–
Current liabilities	34,712	44,524	36,855	31,049	–
Debt	12,346	12,610	9,338	7,492	–
Long-term debt	10,243	9,973	6,734	4,753	–
Pension plans and similar commitments	5,326	4,721	2,473	11,540	–
Shareholders' equity	23,521	23,812	28,480	19,138	–
as a percentage of total assets	30	26	35	27	–
Total assets	77,939	90,118	81,654	71,720	–
Cash flows (in millions of euros)					
Net cash provided by operating activities	5,564	7,016	6,154	3,640	–
Amortization, depreciation and impairments	4,126	6,264	4,652	3,594	–
Net cash used in investing activities	(810)	(5,886)	(435)	(2,876)	–
Additions to intangible assets, property, plant and equipment	(3,894)	(7,048)	(5,544)	(3,998)	–
Net cash used in financing activities	(859)	(95)	(1,174)	(1,111)	–
Net increase (decrease) in cash and cash equivalents	3,394	940	4,725	(292)	–
Employees					
Employees[2] (in thousands)	426	484	448	437	–
Employee costs (in millions of euros)	27,195	27,102	26,601	23,126	–

(1) Due to the adoption of U.S. GAAP comparable financial data is not available for the fiscal year 1998.
(2) Without temporary student workers and trainees.
(3) Data reflect stock split (one additional share for two existing shares) effective April 30, 2001.
(4) To be proposed at the Annual Shareholders' Meeting.
(5) XETRA closing prices, Frankfurt.

Key capital market data[3] (in euros, unless otherwise indicated)	2002	2001	2000	1999	1998
EVA (in millions of euros)	617	(743)	7,095	–	–
Earnings per share	2.92	2.36	9.97	1.36	–
Diluted earnings per share	2.92	2.36	9.96	1.36	–
Dividend per share	1.00[4]	1.00	1.60	0.67	0.51
Siemens stock price[5]					
High	78.52	105.77	127.67	57.53	47.25
Low	34.00	37.50	50.65	26.93	30.78
Year-end (September 30)	34.00	41.89	97.33	51.60	31.46
Siemens stock performance over prior year (in percentage points)					
Compared to DAX® index	+ 18.25	– 19.84	+ 57.88	+ 63.23	– 30.00
Compared to Dow Jones STOXX™ index	+ 7.87	– 28.30	+ 63.95	+ 47.85	– 26.13
Number of shares (in millions)	890	888	883	892	892
Market capitalization (in millions of euros)	30,273	37,208	85,939	46,037	28,068
Credit rating of long-term debt					
Standard & Poor's	AA–	AA	AA	AA	AA
Moody's	Aa3	Aa3	Aa3	Aa3	Aa1

Quarterly data (in millions of euros)	2002	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	84,016	21,290	20,482	21,258	20,986
Net income	2,597	53	725	1,281	538

Quarterly data (in millions of euros)	2001	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	87,000	24,540	21,360	20,629	20,471
Net income	2,088	(1,098)	1,608	578	1,000

Siemens AG – Statement of income and balance sheet*
(condensed version) (in billions of euros)

Years ended September 30	2002	2001
Net sales	27.7	29.7
Cost of sales	(21.1)	(22.8)
Gross profit on sales	6.6	6.9
Other functional costs	(9.0)	(9.3)
Other income and expense, net	3.1	3.7
Income before income taxes	0.7	1.3
Income taxes	0.3	(0.4)
Net income	1.0	0.9
Profit available for distribution	0.9	0.9

* Prepared in accordance with the German Commercial Code (HGB).

As of September 30	2002	2001
Property, plant equipment	1.7	1.6
Investments	26.4	24.8
Noncurrent	28.1	26.4
Inventories	–	1.0
Accounts receivable	19.2	23.7
Marketable securities, liquid assets	10.6	5.9
Total assets	57.9	57.0
Shareholders' equity	14.1	13.8
Accrued liabilities and special reserves	17.4	17.8
Debt	0.3	0.2
Other liabilities	26.1	25.2
Total shareholders' equity and liabilities	57.9	57.0

Supervisory Board

Karl-Hermann Baumann, Dr. rer. oec.
Chairman
Date of birth: 7/22/35
First elected: 2/19/98
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Deutsche Bank AG, Frankfurt/Main
E.ON AG, Düsseldorf
Linde AG, Wiesbaden
mg technologies ag, Frankfurt/Main
Schering AG, Berlin
ThyssenKrupp AG, Düsseldorf
Wilhelm von Finck AG, Grasbrunn

Alfons Graf *(until 2/28/02)*
First Deputy Chairman
Chairman of the Central Works Council, Siemens AG
Date of birth: 2/11/42
First elected: 3/24/88
Term expired: 2/28/02

Ralf Heckmann
First Deputy Chairman (since 3/1/02)
Chairman of the Central Works Council, Siemens AG (since 3/1/02)
Date of birth: 7/19/49
First elected: 3/24/88
Term expires: 1/23/03

Rolf-E. Breuer, Dr. jur.
Second Deputy Chairman
Chairman of the Supervisory Board, Deutsche Bank AG
Date of birth: 11/3/37
First elected: 2/19/98
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Bertelsmann AG, Gütersloh
Deutsche Bank AG, Frankfurt/Main (Chairman)
Deutsche Börse AG, Frankfurt/Main (Chairman)
Deutsche Lufthansa AG, Cologne
E.ON AG, Düsseldorf
Münchener Rückversicherungs-Gesellschaft AG, Munich
Comparable positions outside Germany:
Compagnie de Saint-Gobain S.A., France
Comparable positions in Germany:
Kreditanstalt für Wiederaufbau, Frankfurt/Main
Landwirtschaftliche Rentenbank, Frankfurt/Main

Helmut Cors
Head of Industrial Services and Production, Vereinte Dienstleistungsgewerkschaft (ver.di)
Date of birth: 12/2/46
First elected: 2/19/98
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Framatome ANP GmbH, Erlangen

Bertin Eichler
Executive Member of the Board of Management, IG Metall
Date of birth: 8/27/52
First elected: 11/13/96
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Allgemeine Deutsche Direktbank AG, Frankfurt/Main
BGAG Beteiligungsgesellschaft der Gewerkschaften AG, Frankfurt/Main (Chairman)
BauBeCon Holding AG, Hanover
BHW Holding AG, Hameln

Jean Gandois
Member of the Supervisory Board, SUEZ S.A.
Date of birth: 5/7/30
First elected: 2/13/97
Term expires: 1/23/03

Additional positions
Comparable positions outside Germany:
Air Liquide Espagne S.A., Spain
Air Liquide Italie S.p.A., Italy
Danone S.A., France
Eurazéo, France
Société Générale de Belgique S.A., Belgium
SUEZ S.A., France

Birgit Grube
Office clerk
Date of birth: 8/21/45
First elected: 3/11/93
Term expires: 1/23/03

Heinz Hawreliuk
Head of the Company Codetermination Department, IG Metall
Date of birth: 3/23/47
First elected: 4/1/85
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Astrium GmbH, Munich
DaimlerChrysler Aerospace AG, Munich
DaimlerChrysler Luft und Raumfahrt Holding AG, Munich
Eurocopter Deutschland GmbH, Munich
Infineon Technologies AG, Munich

Robert M. Kimmitt
Executive Vice President of AOL Time Warner
Date of birth: 12/19/47
First elected: 2/19/98
Term expires: 1/23/03

Additional positions
Comparable positions outside Germany:
Allianz Life Insurance Co., USA
Commerce One, Inc., USA.
United Defense Industries, Inc., USA
Xign Corporation, USA

Heinz Kriwet, Dr. rer. pol.
Chairman of the Supervisory Board, ThyssenKrupp AG
Date of birth: 11/2/31
First elected: 3/11/93
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Allianz Lebensversicherungs-AG, Munich
Dresdner Bank AG, Frankfurt/Main
ThyssenKrupp AG, Düsseldorf

Hubert Markl, Prof. Dr. rer. nat.
President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.
Date of birth: 8/17/38
First elected: 2/19/98
Term expires: 1/23/03

Additional positions
Germany Supervisory Board positions:
Bayerische Motoren Werke AG, Munich
Comparable positions outside Germany:
Aventis S.A., France
Royal Dutch Petroleum Company, The Netherlands

Werner Mönius (since 3/1/02)
Chairman of the European Works Council of Siemens
Chairman of the Works Council, Siemens Medical Solutions Erlangen
Date of birth: 5/16/54
First elected: 3/1/02
Term expires: 1/23/03

Georg Nassauer
Steel casting constructor
Date of birth: 3/8/48
First elected: 3/11/93
Term expires: 1/23/03

Albrecht Schmidt, Ass. jur., Dr. jur.
Spokesman for the Managing Directors, Bayerische Hypo- und Vereinsbank AG
Date of birth: 3/13/38
First elected: 3/11/93
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Allianz AG, Munich
Bayerische Börse AG, Munich (Chairman)
Münchener Rückversicherungs-Gesellschaft AG, Munich

Group positions
German Supervisory Board positions:
HVB Real Estate Bank AG, Munich (Chairman)

Comparable positions outside Germany:
Bank Austria Creditanstalt AG, Austria (Chairman)

Henning Schulte-Noelle, Dr. jur.
Chairman of the Board of Management, Allianz Aktiengesellschaft
Date of birth: 8/26/42
First elected: 2/13/97
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
BASF AG, Ludwigshafen
E.ON AG, Düsseldorf
Linde AG, Wiesbaden
Münchener Rückversicherungs-Gesellschaft AG, Munich
ThyssenKrupp AG, Düsseldorf

Group positions
German Supervisory Board positions:
Allianz Versicherungs-AG, Munich (Chairman)
Allianz Lebensversicherungs-AG, Stuttgart (Chairman)
Allianz Dresdner Asset Management GmbH, Munich (Chairman)
Dresdner Bank, Frankfurt/Main (Chairman)

Comparable positions outside Germany:
Assurances Générales de France S.A., France (Vice President)
Riunione Adriatica di Sicurtà S.p.A., Italy (Vice President)

Georg Seubert
Fitter
Date of birth: 7/27/41
First elected: 2/19/98
Term expires: 1/23/03

Peter von Siemens
Industrial manager
Date of birth: 8/10/37
First elected: 3/11/93
Term expires: 1/23/03

Additional positions
German Supervisory Board positions:
Münchener Tierpark Hellabrunn AG, Munich

Daniel L. Vasella, Dr. med.
President and Delegate of the Board of Administration, Novartis AG
Date of birth: 8/15/53
First elected: 2/19/98
Term expires: 1/23/03

Additional positions
Comparable positions outside Germany:
Credit Suisse Group, Switzerland
PepsiCo, Inc., USA

Klaus Wigand
Industrial clerk
Date of birth: 11/19/45
First elected: 2/19/98
Term expires: 1/23/03

Erwin Zahl
Telecommunications installer
Date of birth: 11/18/39
First elected: 10/1/94
Term expires: 1/23/03

as of September 30, 2002

Supervisory Board committees

The Supervisory Board of Siemens AG has established four permanent committees. Information on their activities in fiscal 2002 is provided on pages 43-44 of this Report.

Committee	Meetings in FY 2002	Duties and responsibilities	Members as of Sept. 30, 2002
Executive Committee of the Supervisory Board	6 plus 5 resolutions by notational voting using written circulations	The Executive Committee of the Supervisory Board is responsible for reviewing basic issues of business policy and management, especially in matters concerning the Managing Board. The Committee makes recommendations to the Supervisory Board on the appointment and revocation of Managing Board members and determines the Managing Board's employment and remuneration framework. The Committee executes the contracts of employment with Managing Board members and establishes the annual amounts of their variable and stock-based compensation. The Committee makes recommendations to the Supervisory Board on the composition of Supervisory Board committees and – through representatives of the shareholders – proposes shareholder candidates for appointment to the Supervisory Board. The Committee decides whether to approve business transactions with Managing Board members and related parties. The Committee's duties include a regular review of the Company's corporate governance guidelines and formulating proposals to improve the Company's approach to corporate governance issues.	**Dr. Karl-Hermann Baumann** **Ralf Heckmann** **Dr. Rolf-E. Breuer**
Audit Committee	2	The Audit Committee's duties include preparing Supervisory Board reviews of the financial statements of the parent company Siemens AG and of the consolidated financial statements of Siemens worldwide. The Committee also reviews the quarterly reports and liaises with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the fee to be paid to the auditors, and monitoring the auditors' independence) and with the internal Financial Audit department.	**Dr. Karl-Hermann Baumann** **Ralf Heckmann** **Dr. Rolf-E. Breuer** **Heinz Hawreliuk** **Dr. Henning Schulte-Noelle**
Mediation Committee, § 31 (3), (5) of the German Codetermination Act	0	The Mediation Committee, as prescribed under German law, recommends candidates to the Supervisory Board for the appointment or revocation of appointment of Managing Board members, if the required two-thirds majority of the Supervisory Board member votes is not obtained on the first ballot.	**Dr. Karl-Hermann Baumann** **Ralf Heckmann** **Dr. Rolf-E. Breuer** **Heinz Hawreliuk**
Investment Committee, § 32 of the German Codetermination Act	0 9 resolutions by notational voting using written circulations	The Committee is responsible for decisions relating to the exercise of ownership rights resulting from interests in other companies.	**Dr. Karl-Hermann Baumann** **Dr. Rolf-E. Breuer** **Dr. Albrecht Schmidt**

Further information on Siemens corporate governance is available at:
www.siemens.com/corporate_governance

Managing Board

Heinrich v. Pierer, Dr. jur. Dr.-Ing. E. h.

President and Chief Executive Officer, Siemens AG

Date of birth: 1/26/41
First appointed: 10/1/89
Term expires: 9/30/04

Outside positions

German Supervisory Board positions:
Bayer AG, Leverkusen
Hochtief AG, Essen
Münchener Rückversicherungs-Gesellschaft AG, Munich
Volkswagen AG, Wolfsburg

Company positions

Comparable positions outside Germany:
Siemens Aktiengesellschaft Österreich, Austria (Chairman)

Volker Jung, Dr. Eng. h. c.

Date of birth: 8/28/39
First appointed: 7/2/91
Term expires: 9/30/03

Outside positions

German Supervisory Board positions:
DAB bank AG, Munich
MAN AG, Munich (Chairman)

Company positions

Comparable positions outside Germany:
Siemens A.E., Greece (Chairman)
Siemens Ltd., South Africa (Chairman)

Edward G. Krubasik, Prof. Dr. rer. nat.

Date of birth: 1/19/44
First appointed: 1/1/97
Term expires: 9/30/06

Outside positions

German Supervisory Board positions:
Dresdner Bank AG, Frankfurt/Main
STINNES AG, Mülheim/Ruhr

Comparable positions outside Germany:
Covisint LLC, USA

Company positions

German Supervisory Board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
Mannesmann Plastics Machinery AG, Munich (Chairman)
Siemens Dematic AG, Munich (Chairman)
Siemens VDO Automotive AG, Frankfurt/Main (Chairman)

Comparable positions outside Germany:
Siemens A/S, Norway
Siemens Building Technologies AG, Switzerland (Chairman)
Siemens France S.A., France

Rudi Lamprecht

Date of birth: 10/12/48
First appointed: 4/26/00
Term expires: 9/30/04

Company positions

Comparable positions outside Germany:
Fujitsu Siemens Computers B.V., The Netherlands (Deputy Chairman)
Siemens Information and Communication Mobile LLC, USA
Siemens France S.A., France
Siemens S.A., Belgium

Heinz-Joachim Neubürger

Date of birth: 1/11/53
First appointed: 11/5/97
Term expires: 9/30/07

Outside positions

German Supervisory Board positions:
Allianz Versicherungs-AG, Munich
Bayerische Börse AG, Munich
HVB Real Estate Bank AG, Munich

Comparable positions outside Germany:
Merrill Lynch & Co., Inc., USA

Company positions

Comparable positions outside Germany:
Siemens Corp., USA (Deputy Chairman)

Peter Pribilla, Prof.

Date of birth: 6/11/41
First appointed: 4/1/94
Term expires: 9/30/03

Outside positions

German Supervisory Board positions:
Deutsche Krankenversicherung AG, Cologne

Jürgen Radomski

Date of birth: 10/26/41
First appointed: 6/29/94
Term expires: 9/30/03

Company positions

German Supervisory Board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich (Chairman)
Osram GmbH, Munich (Chairman)

Comparable positions outside Germany:
Siemens Aktiengesellschaft Österreich, Austria
Siemens Osakeyhtiö, Finland
Siemens A/S, Denmark
Siemens AB, Sweden
Siemens Holdings plc, UK
Siemens Nederland N.V., The Netherlands
Siemens Rt., Hungary (Chairman)
Siemens S.A., Spain (Deputy Chairman)
Siemens Schweiz AG, Switzerland (Chairman)
Siemens S.p.A., Italy (Deputy Chairman)
Siemens A.Ş., Turkey

Erich R. Reinhardt, Prof. Dr.

Date of birth: 10/3/46
First appointed: 12/1/01
Term expires: 9/30/06

Outside positions

German Supervisory Board positions:
Bio M AG, Munich

Comparable positions outside Germany:
Acuson Corp., USA* (Chairman)
Siemens AB, Sweden
Siemens Medical Solutions, USA* (Chairman)
Shared Medical Systems, USA* (Chairman)

* merged into Siemens Medical Solutions USA, Inc., on October 1, 2002

Uriel J. Sharef, Dr. rer. pol.

Date of birth: 8/19/44
First appointed: 7/26/00
Term expires: 9/30/04

Company positions

Comparable positions outside Germany:
Siemens Corp., USA (Chairman)
Siemens Canada Ltd., Canada
Siemens Ltda., Brazil
Grupo Siemens S.A. de C.V., Mexico
Siemens Power Transmission & Distribution, Inc., USA
Siemens Israel Ltd., Israel (Chairman)
Siemens S.A., Argentina (Chairman)

Claus Weyrich, Prof. Dr. phil. Dr.-Ing. E. h.

Date of birth: 1/6/44
First appointed: 10/1/96
Term expires: 9/30/06

Outside positions

German Supervisory Board positions:
HERAEUS Holding GmbH, Hanau

Company positions

Comparable positions outside Germany:
Siemens Corporate Research, Inc., USA (Chairman)

Klaus Wucherer, Prof. Dr.-Ing.

Date of birth: 7/9/44
First appointed: 8/1/99
Term expires: 9/30/03

Outside positions

German Supervisory Board positions:
Deutsche Messe AG, Hanover
Infineon Technologies AG, Munich

Company positions

Comparable positions in Germany:
BSH Bosch und Siemens Hausgeräte GmbH, Munich

Comparable positions outside Germany:
Eviop-Tempo A.E., Greece
Siemens Energy & Automation, Inc., USA (Chairman)
Siemens K.K., Japan (Chairman)
Siemens Ltd., India
Siemens Building Technologies AG, Switzerland

as of September 30, 2002

The Siemens corporate structure is shown on the foldout inside the back cover.

Managing Board committees

Committee	*Meetings in FY 2002*	*Duties and responsibilities*	*Members as of Sept. 30, 2002*
Corporate Executive Committee	52	The Corporate Executive Committee currently comprises the Chairman of the Managing Board, the heads of Corporate Finance and Corporate Personnel, and five other Managing Board members elected by the Managing Board. The Corporate Executive Committee has full authority to act for and on behalf of the Managing Board between meetings of the Managing Board.	**Dr. Heinrich v. Pierer** **Dr. Volker Jung** **Prof. Dr. Edward G. Krubasik** **Heinz-Joachim Neubürger** **Prof. Peter Pribilla** **Jürgen Radomski** **Dr. Uriel J. Sharef** **Prof. Dr. Klaus Wucherer**
Committee Responsible for the Issuance of Employee Stock	1	The Committee oversees the utilization of authorized capital in connection with the issuance of employee stock.	**Dr. Heinrich v. Pierer** **Heinz-Joachim Neubürger** **Prof. Peter Pribilla**
Equity Committee	3	The Equity Committee is responsible for implementing various capital measures.	**Dr. Heinrich v. Pierer** **Heinz-Joachim Neubürger** **Jürgen Radomski**

Further information on Siemens corporate governance
is available at:
www.siemens.com/corporate_governance

Glossary

Acquisition	The act of taking over one company by another; usually accomplished by the purchase of a controlling portion of the acquired company's stock.
Asset management	The process of managing corporate assets in order to enhance operational efficiency while minimizing costs and associated risks.
Backstop facilities	Bank line of credit to provide liquidity support to an organization in the event of unfavorable capital markets.
Benchmarking	A technique used to compare the products, services, processes and financials within an organization, in relation to "best of practice" in other similar organizations.
Business portfolio	The aggregate total of business areas in which Siemens is active.
Captive finance unit	A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating groups of that enterprise.
Cash flow	The net cash inflow or outflow for a specific time period.
Cash management	The management of cash and cash equivalents within an organization to optimize financial activities.
Consolidated financial statements	Financial statements that bring together all assets, liabilities, net worth, and operating figures of two or more affiliated companies, as though the business were in fact a single economic entity. Duplications in items are eliminated so that the combined figures do not show more assets and equities than actually exist.
Corporate Treasury	A corporate function responsible for ensuring the availability of company-wide financing and cash management, including consulting services involving issues of corporate finance, interest rates and currencies, liquidity management and all other questions related to the financial management of operations.
Cost of capital	The rate that a company must pay for its capital.
Debt-to-equity ratio	Total long-term debt divided by total shareholders' equity. This is a measure of leverage – the use of borrowed money to enhance the return on shareholders' equity. The higher the ratio, the greater the leverage.
Deferred taxes	Assets and liabilities in the balance sheet arising from the different treatment of transactions for financial and tax reporting purposes.
Derivative	A financial instrument that derives its value from the price or expected price of an underlying asset (e.g. a security, currency or bond).
EBIT	Short for "earnings before interest and taxes." Net income before interest cost and income tax expense.
E-business	Also "e-biz," short for "electronic business." The aggregate total of information flows and transactions with products and services through electronic networks, including the Internet and related technologies and concepts.
Emerging markets	Markets of newly industrialized countries (NICs), such as in Latin America, Southeast Asia and Eastern Europe.
Equity method	Valuation method used to account for holdings in companies whose business policy can be significantly influenced (associated companies).
Equity ratio	The proportion of shareholders' equity to total funds employed.
EVA	Short for "economic value added." As a measure, EVA is equal to net operating profit after taxes (NOPAT) less a charge for the capital employed in the business (cost of capital).
Financing and Real Estate	The worldwide leasing, lending, financing and real estate activities of Siemens Financial Services (SFS), Siemens Real Estate (SRE), and Siemens Corporate Treasury.
Fully diluted	Earnings per share are fully diluted when they reflect the effects of exercising stock options or warrants or converting convertible securities.
Functional costs	Functional costs include cost of sales, R&D expenses, marketing and selling expenses, and general administration expenses.
GASC	Short for "German Accounting Standards Committee." An independent registered association to develop, among other things, accounting standards for application in the area of consolidated financial reporting.
German GAAP	Short for "Generally Accepted Accounting Principles in Germany." The accounting concepts, measurements, techniques and standards of presentation used in financial statements in Germany pursuant to the German Commercial Code (HGB).
Goodwill	The excess of the fair value of net assets acquired over cost resulting from a business combination accounted for as a purchase.

Hedging A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.).

Joint venture A form of business partnership between two or more companies to engage in a commercial enterprise with mutual sharing of profits and losses.

Medium Term Note Program Flexible financing framework providing for the issuance of notes in rotation in the context of a program unrestricted in time (constant issue). The notes may be issued in several tranches, with terms and conditions and time of issue being determined in accordance with then current goals and prevailing market conditions.

Moody's Investors Service Independent rating agency that provides evaluation of securities investment and credit risk.

Net capital employed Consists of long-term assets plus excess of current assets over current non-interest-bearing liabilities.

NOPAT Short for "net operating profit after tax." Profit before interest and taxes net of adjustments to eliminate financing and accounting distortions, minus taxes.

Operations The most important of the three major components of Siemens, comprising all activities of the Siemens organization worldwide with the exception of Financing and Real Estate and Corporate Treasury.

Pictures of the Future Strategic planning method developed by Siemens. The future is visualized to gain an overview of technologies with high growth potential and multiple impact in a range of different market sectors, to identify those that will lead to technological breakthroughs and to discover future customer requirements and new business opportunities.

Purchase method Valuation method used to account for shareholders' equity of subsidiaries included in the consolidated financial statements.

R&D Short for "research and development."

Rating Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service).

Registered shares Shares of stock registered in the name of the owner on the books of the issuer.

Risk management Systematic process of identifying, assessing and monitoring various financial risk factors and of selecting and implementing measures to handle them.

RORAC Short for "return on risk adjusted capital." An analysis tool commonly used in the banking industry to estimate line-of-business profitability.

SEC Short for "Securities and Exchange Commission." The primary federal agency in the U.S. responsible for regulating the financial reporting practices of most publicly owned corporations in connection with the buying and selling of stocks and bonds.

Shareholder value Concept that focuses strategic and operational decision-making on steadily increasing corporate value, ensuring that investors receive a reasonable return on their investment.

SKAG Short for "Siemens Kapitalanlagegesellschaft mbH."

Standard & Poor's Independent rating agency that provides evaluation of securities investment and credit risk.

Stock options Form of employee incentive and compensation. The employee is given an option to purchase a company's shares if certain targets are met under specified conditions.

top$^+$ *top$^+$* is our Company-wide program to achieve sustained growth in profitability. To improve the performance of our businesses, we apply proven methods – e.g. cost reduction, sales stimulation, quality enhancement and asset management. The motto of *top$^+$* is: Clear goals, concrete measures, rigorous consequences. We continually monitor the effectiveness of our *top$^+$* activities.

Turnkey project A project in which a supplier contracts to design, build and deliver a completed facility or package ready for operation.

UMTS Short for "Universal Mobile Telecommunications System." Third-generation mobile communications standard that will provide broadband services optimized for high-speed data, mobile Internet and applications based on intranets, extranets and mobile multimedia.

U.S. GAAP Short for "United States Generally Accepted Accounting Principles." The accounting concepts, measurements, techniques and standards of presentation applicable to financial statements in the U.S.

Volatility The degree of fluctuation for a given price or rate, such as a stock price or currency exchange rate.

Siemens financial calendar*

Interim report October to December	Jan. 23, 2003
Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.	Jan. 23, 2003
Ex-dividend date	Jan. 24, 2003
Semiannual Report and Semiannual Press Conference	Apr. 24, 2003
Interim report October to June	July 24, 2003
Preliminary figures for fiscal year / Press conference	Nov. 13, 2003
Annual Shareholders' Meeting for fiscal 2003	Jan. 22, 2004

* Provisional. Updates will be posted at: www.siemens.com/financial_calendar


A
B
C

Business excellence

A: Virtual or real? Superalloy turbine blades as seen in the virtual reality lab at Siemens Corporate Technology.
B: Our Somatom Sensation 16 computed tomography system features innovative clinical applications such as noninvasive exams for early detection of intestinal cancer.
C: The round shape of the ceramic burners in Osram's halogen vapor lamps enhances light quality.


A
B
C

Global presence

A: In China, the world's fastest growing market, Siemens hired more than 600 young engineers in fiscal 2002.
B: The Siemens Foundation partners with Massachusetts Institute of Technology (MIT) to enhance math and science programs at selected U.S. high schools.
C: Women account for more than 25% of our new hires with business and engineering degrees.


A
B
C

Financial integrity

A: Our Financial Audit and Corporate Audit departments supervise and monitor compliance with the Company's principles and regulatory frameworks.
B: The Annual Shareholders' Meeting is the decision-making body of our shareholders.
C: Our new Munich headquarters is one of the many locations in Siemens Real Estate's extensive portfolio.


A
B
C

Corporate responsibility

A: Our Youthspace project in South Africa is giving street children a new start in life by providing them with housing and education.
B: Roughly 12,000 young people are currently enrolled in Siemens' training and work-study programs.
C: The "danke schön" sculpture (© Atelier von Lieshout) was created for the Art & Economy exhibit, a project sponsored by the Siemens Arts Program and the Deichtorhallen Hamburg exhibit center.

Information on contents

Telephone	+49 89 636-33032 (Press Office)
	+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
	+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
	investorrelations@siemens.com

Address

Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet www.siemens.com

This Annual Report is also available in French, German and Spanish.
An abridged version has been prepared in Japanese.

Additional copies of this Report are available from:

E-mail	siemens@bek-gmbh.de
Internet	www.siemens.de/geschaeftsbericht_2002/order
Telephone	+49 7237-480024
Fax	+49 7237-1736

Employees may also obtain additional copies from:

LZF, Fürth-Bislohe

Intranet	http://c4bs.spls.de/
Fax	+49 911 654-4271
German	Order no. A19100-F-V057
English	Order no. A19100-F-V057-X-7600
French	Order no. A19100-F-V057-X-7700
Spanish	Order no. A19100-F-V057-X-7800

Please include postal address and complete company unit designation (Org-ID) when ordering.

In addition to an Annual Report at the end of each fiscal year, Siemens publishes interim reports with consolidated financial statements on a quarterly basis. Conference calls with journalists and analysts supplement these reports. Two major press conferences – one at mid-year and one at year-end – as well as an annual analyst conference give journalists and analysts additional opportunities to review developments in our businesses.

Siemens also submits regular reports to the U.S. Securities and Exchange Commission (SEC). These reports – an SEC Form 20-F for the full year and an SEC Form 6-K for each of the first three quarters – are available in English on the Internet at: www.siemens.com/financial_reports. More compact than the full-year report, Form 6-K nevertheless comprises management's discussion and analysis as well as the consolidated financial statements (with notes) for the relevant quarter.

Also available:

Corporate Responsibility Report 2002

Copies of this Report may be ordered at the above address.
Employees may also place orders at the LZF order center:

German	Order no. A19100-F-V092
English	Order no. A19100-F-V092-X-7600

Concept and coordination:
Dr. Christoph Wegener
Corporate Communications
E-mail christoph.wegener@siemens.com

Layout:
Kai Brüninghaus Kommunikationsdesign, Hamburg

Picture credits:
Page 4, page 5 (top), page 6 (bottom): Wolfgang Volz
Page 5 (bottom): Volker Steger
Page 7: Enno Kapitza
Page 8 (top): minx creative factory
Page 11 (middle): Kurt Bauer
Page 11 (bottom): Jens Rathmann
Pages 12–13 (Dr. Heinrich v. Pierer), pages 40–41 (Dr. Karl-Heinz Baumann): Regina Recht
All other photos: Siemens AG, Munich

Production:
Publicis KommunikationsAgentur GmbH, GWA, Munich








Klaus Wucherer, Prof. Dr.-Ing.

Special responsibilities:
A&D, I&S
Asia, Australia

Thomas Ganswindt

Head of ICN

Klaus Kleinfeld, Dr. rer. pol.

Head of Siemens Corp., USA

Rudi Lamprecht

Head of ICM

Erich R. Reinhardt, Prof. Dr.-Ing.

Head of Med

Claus Weyrich, Prof. Dr. phil. Dr.-Ing. E. h.

Head of CT

Medical

Medical Solutions (Med)

Erich R. Reinhardt, Prof. Dr.-Ing.
Hermann Requardt, Dr. phil. nat.
Götz Steinhardt

Lighting

Osram GmbH

Wolf-Dieter Bopst, Dr. oec. publ.
Jörg Schaefer, Dr.-Ing.
Thomas Seeberg, Dr. rer. pol.

Financing and Real Estate

Siemens Financial Services GmbH (SFS)

Herbert Lohneiß, Dr. rer. nat.

Siemens Real Estate (SRE)

Peter Niehaus, Prof.
Jochen Scharpe, Dr. rer. pol.

Corporate Departments

Corporate Finance (CF)

Heinz-Joachim Neubürger
Charles Herlinger
Karl Heinz Midunsky
Albrecht Schäfer, Dr. jur.

Corporate Personnel (CP)

Peter Pribilla, Prof.
Günther G. Goth

Corporate Technology (CT)

Claus Weyrich, Prof. Dr. phil. Dr.-Ing. E. h.
Winfried Büttner, Prof. Dr.-Ing.

Corporate Development (CD)

Heinrich v. Pierer, Dr. jur. Dr.-Ing. E. h.
Johannes Feldmayer
Pamela Knapp
Volkhart P. Matthäus

Corporate Centers

Corporate Communications (CC)
Eberhard Posner, Dr. rer. oec.

Corporate Information and Operations (CIO)
Friedrich Fröschl, Dr. rer. nat.

Global Procurement and Logistics (GPL)
Erich Hautz, Dr. rer. comm.

Chief Economist/Corporate Relations (ECR)
Bernd Stecher, Dr. sc. pol.

Management Consulting Personnel (MCP)
Karl-Heinz Sämann, Dr.-Ing.

as of January 1, 2003

Members of the Supervisory Board are

Corporate structure

Managing Board



Corporate Executive Committee

Heinrich v. Pierer, Dr. jur. Dr.-Ing. E. h. President and Chief Executive Officer	Volker Jung, Dr. Eng. h. c.	Edward G. Krubasik, Prof. Dr. rer. nat.	Heinz-Joachim Neubürger	Peter Pribilla, Prof.	Jürgen Radomski	Uriel J. Sharef, Dr. rer. pol.
Head of CD Special responsibilities: CC, ECR	Special responsibilities: ICN, ICM, SBS Africa, Middle East, C.I.S.	Special responsibilities: SD, SBT, TS, SV, CT	Head of CF Special responsibilities: SFS, SRE	Head of CP Special responsibility: MCP	Special responsibilities: Med, Osram, CIO, GPL Europe	Special responsibilities: PG, PTD The Americas

The positions held by Managing Board members are listed on page 142.

Operations

Information and Communications

Information and Communication Networks (ICN)

Thomas Ganswindt
Michael Kutschenreuter
Andy W. Mattes
Anton Hendrik Schaaf

Information and Communication Mobile (ICM)

Rudi Lamprecht
Joe Kaeser
Lothar Pauly

Siemens Business Services GmbH & Co. OHG (SBS)

Paul A. Stodden
Jürgen Frischmuth
Bernd Regendantz

Automation and Control

Automation and Drives (A&D)

Helmut Gierse
Anton S. Huber
Alfred Ötsch

Industrial Solutions and Services (I&S)

Joergen Ole Haslestad
Bernd Euler
Joachim Möller

Siemens Dematic AG (SD)

Dietmar Straub, Dr. rer. nat.
Peter Drexel, Dr.-Ing. E. h.
Alfred Frank
Pete James Metros

Siemens Building Technologies AG (SBT)

Oskar K. Ronner
Hubert Ovenhausen
Rolf Renz

Power

Power Generation (PG)

Klaus Voges
Andreas Kley
Norbert König
Randy H. Zwirn

Power Transmission and Distribution (PTD)

Heinrich Hiesinger, Dr.-Ing.
Hans-Jürgen Schloß, Dr.-Ing.

Transportation

Transportation Systems (TS)

Hans M. Schabert
Hans-Dieter Bott
Friedrich Smaxwil

Siemens VDO Automotive AG (SV)

Wolfgang Dehen
Klaus Egger, Dr.-Ing.
Günter Hauptmann
Johann Löttner

Regional organization

Regional Offices, Regional Companies, Representative Offices, agencies

"Customer-oriented innovations, sound financial management and true global presence – these are the pillars of our enterprise."

SIEMENS

Global network of innovation

Siemens Aktiengesellschaft

Order no. A19100-F-V057-X-7600

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Charles Herlinger
Vice President and Corporate Controller

Daniel Satterfield
Director

Date: January 10, 2003